As filed with the Securities and Exchange Commission on August 27, 2004
Registration No. 333-117084

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to

Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SmartBargains, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	5999	04-3505021
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

10 Milk Street

Boston, MA 02108
(617) 695-7300
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Carl S. Rosendorf

President and Chief Executive Officer
SmartBargains, Inc.
10 Milk Street
Boston, MA 02108
(617) 695-7300
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent For Service)

Copies to:

Jay E. Bothwick, Esq. David A. Westenberg, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 Telephone: (617) 526-6000 Telecopy: (617) 526-5000	Alan L. Jakimo, Esq. Sidley Austin Brown & Wood LLP 787 Seventh Avenue New York, New York 10019 Telephone: (212) 839-5300 Telecopy: (212) 839-5599

          Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.     ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

          If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.     ☐

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated August 27, 2004

PROSPECTUS

                                     Shares

Common Stock

          This is SmartBargains, Inc.’s initial public offering. We are selling            shares and the selling stockholders are selling                      shares. We will not receive any proceeds from the sale of shares by the selling stockholders.

          We expect the public offering price to be between $          and $           per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will be quoted on the Nasdaq National Market under the symbol “SBAR.”

          Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 6 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to SmartBargains, Inc.	$	$
Proceeds, before expenses, to the selling stockholders	$	$

          The underwriters may also purchase up to an additional            shares from SmartBargains, and up to an additional            shares from the selling stockholders, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          The shares will be ready for delivery on or about                     , 2004.

Merrill Lynch & Co.	SG Cowen & Co.

Pacific Crest Securities

The date of this prospectus is                     , 2004.

SmartBargains®

www.smartbargains.com

Brands

We are an online retailer and offer brand name and high quality products across a variety of departments.

Value

We offer thousands of items at an average of 50% off everyday retail.

Limited Quantities

Many of our items are available in limited quantities and sell out rapidly.

Items displayed are a representative sampling of our changing assortment and may not be currently available.

PROSPECTUS SUMMARY

          This summary highlights information contained elsewhere in this prospectus, but does not contain all the information that is important to you. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless otherwise specified or the context otherwise requires, references in this prospectus to “we,” “our” and “us” refer to SmartBargains, Inc. and our subsidiaries on a consolidated basis.

SmartBargains, Inc.

          We are a leading online retailer of high quality, excess merchandise offered at an average of 50% off everyday retail prices. We sell thousands of brand name and high quality products across a variety of departments, ranging from home goods to apparel to electronics, in one location, www.smartbargains.com. Our strategy is to offer the best brands at outstanding values. We believe that our constantly changing assortment helps to create a “treasure hunting” experience and generates shopping urgency. It is the combination of best brands, low prices and constant change that we believe creates outstanding value for our customers, encouraging them to visit often and purchase frequently.

          The excess consumer goods inventory market is a $60 billion annual market in the United States, according to AMR Research. Excess inventory is created by numerous factors including seasonality, order cancellations and shortened product lifecycles. Historically, excess inventory has been distributed and sold through multiple channels including discount, or off-price, retail chains, outlet malls, auction websites, and wholesalers, or jobbers. We believe that these channels face many challenges in merchandising and selling excess inventory. For example, retail chains often require large quantities of inventory to stock numerous locations. Outlet malls are often inconveniently located for many consumers. Auction websites typically sell products in lots of only a few items. Jobbers are middlemen without their own retail channels, which can cause suppliers to lose control over the ultimate points of distribution of their branded products.

          We believe that our business model is well suited for the excess inventory market. We utilize our merchandising strategy and the Internet to effectively match excess merchandise supply with demand and generate benefits for our customers and suppliers. For our customers, we provide a constantly changing assortment of high quality merchandise at outstanding values. We offer thousands of products on our website, allowing our customers to conveniently purchase merchandise without having to travel to disparate retail locations. For our suppliers, including manufacturers and retailers, we offer a single, flexible source for product disposition, separate from their primary distribution channels. This helps our suppliers monitor and protect the integrity of their brands and their primary distribution channels, while disposing of small or large quantities of merchandise.

          We have assembled a management team with merchandising, retailing, direct marketing and technology expertise. Our experienced merchandising team uses strict buying disciplines to purchase high quality products that we believe will attract our target customers and meet our financial objectives. We strive to generate shopping urgency through our event based site merchandising strategy, including time based promotions, countdown clocks and private sales. We analyze information regarding the shopping and browsing habits of customers on our website and use these customer analytics to increase repeat purchases from existing customers and cost-effectively acquire new customers.

          We plan to expand our product offerings and our use of customer analytics. To expand our product offerings, we are increasing the variety and breadth of merchandise that we purchase directly from suppliers. We are also expanding our drop-ship program, which provides our suppliers with the flexibility to ship products directly from their distribution centers to our customers, and we are developing additional relationships with manufacturers and retailers to broaden customer awareness of their products and brands on our website. To expand our use of customer analytics, we recently launched an enhanced database and information system that generates a more comprehensive view of our customers’ shopping habits on our website. We believe that this will enable us to cost-effectively expand our direct marketing efforts, increase the effectiveness of our online advertising and implement additional selling techniques.

          Since our launch in 2000, over 1.4 million customers have purchased merchandise on our website. Over the last two fiscal years, we have grown our revenues from $20.1 million to $92.2 million, representing a compound annual growth rate of 114%, and we have decreased our net loss from $13.8 million to $1.4 million. Our accumulated deficit at the end of fiscal year 2003 was $83.9 million, of which $39.1 million was attributable to net losses and $44.8 million was attributable to the increase in the redemption value, or accretion, of our convertible preferred stock. Our convertible preferred stock will convert into common stock upon the closing of this offering.

          Our business is subject to numerous risks, which are highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. In particular, our limited operating history makes it difficult for us to accurately forecast revenues and appropriately plan for our expenses. Furthermore, we have incurred significant operating losses in the past and may incur significant operating losses in the future. In addition, we face risks relating to our outsourced operations, managing our operations, our merchandise and intellectual property.

Corporate Information

          We were incorporated in Delaware in February 2000 under the name Retail Convergence, Inc. and changed our name to SmartBargains, Inc. in November 2001. Our principal executive office is located at 10 Milk Street, Boston, Massachusetts 02108 and our telephone number is (617) 695-7300. Our website address is www.smartbargains.com. Information contained on our website is not intended to be part of this prospectus. Our website address is included in this prospectus as an inactive textual reference only.

          “SmartBargains” and “smartbargains.com” are registered service marks of SmartBargains. “The Bargain Alert” is an unregistered service mark of SmartBargains. This prospectus contains trade names, trademarks and service marks of other companies. We do not intend our use or display of other parties’ trade names, trademarks or service marks to imply a relationship with, or the endorsement or sponsorship of, or by, these other companies.

          You should rely only on the information contained in this prospectus. We have not, and the selling stockholders and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling stockholders and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, prospects, financial condition and results of operations may have changed since that date.

The Offering

Common stock offered by:

SmartBargains, Inc.	shares

The selling stockholders	shares ________________

Total	shares

Common stock outstanding after the offering	shares

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $ million. We intend to use these net proceeds for general corporate purposes. We will not receive any proceeds from the sale of shares by the selling stockholders.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of the common stock.

Proposed Nasdaq National Market symbol	SBAR

          Unless specifically stated otherwise, all information contained in this prospectus:

•	gives effect to a -for- reverse split of our common stock prior to the closing of this offering;

•	gives effect to the conversion of all of our outstanding convertible preferred stock into shares of common stock immediately upon the closing of this offering; and

•	assumes that the underwriters do not exercise their option to purchase up to additional shares from us and up to additional shares from the selling stockholders to cover overallotments.

          The number of shares of common stock to be outstanding after this offering excludes the following:

•	shares of common stock issuable upon the exercise of outstanding stock options and shares reserved for issuance as of , 2004 under our Amended and Restated 2000 Employee, Director and Consultant Stock Option Plan;

•	shares of common stock issuable upon the exercise of outstanding warrants;

•	shares of common stock reserved for future issuance under our 2004 Stock Incentive Plan adopted in 2004; and

•	shares of common stock reserved for future issuance under our 2004 Employee Stock Purchase Plan adopted in 2004.

Summary Consolidated Financial Information

          The table below shows summary consolidated financial data for our fiscal years ended January 26, 2002, February 1, 2003 and January 31, 2004 and the quarters ended May 3, 2003 and May 1, 2004. The consolidated statements of operations data for the three fiscal years ended January 26, 2002, February 1, 2003 and January 31, 2004, which we refer to as fiscal years 2001, 2002 and 2003, respectively, are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the quarters ended May 3, 2003 and May 1, 2004 and the consolidated balance sheet data as of May 1, 2004 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Our fiscal year consists of 52 or 53 weeks and ends on the Saturday closest to January 31. Fiscal year 2002 was a 53-week year. All other fiscal years shown included 52 weeks. Each of the quarterly periods ended May 3, 2003 and May 1, 2004 consisted of 13 weeks.

          The pro forma basic and diluted net income per share data below reflect the conversion of our outstanding mandatorily redeemable convertible preferred stock, which we refer to as our convertible preferred stock, into                      shares of our common stock as if the shares had been converted immediately upon their issuance. The pro forma consolidated balance sheet data reflect the conversion of our outstanding convertible preferred stock into                      shares of our common stock upon the closing of this offering. In addition, the pro forma as adjusted column reflects the sale of                      shares of common stock offered by us at an initial public offering price of $           per share, after deducting the underwriting discount and estimated offering expenses payable by us.

          You should read the following summary consolidated financial and operating information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited consolidated financial statements and unaudited quarterly financial statements and the related notes included elsewhere in this prospectus. The historical results presented below are not necessarily indicative of future results.

	Fiscal Year Ended			Quarter Ended

	January 26,	February 1,	January 31,	May 3,	May 1,
	2002	2003	2004	2003	2004

	(In thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues	$20,065	$75,755	$92,234	$18,806	$21,973
Cost of goods sold	13,742	50,283	59,356	12,413	14,197

Gross profit	6,323	25,472	32,878	6,393	7,776
Operating expenses
Merchandising and marketing(1)	9,711	17,329	14,905	3,475	3,762
Fulfillment and customer service(1)	3,450	9,393	11,122	2,489	3,165
General and administration(1)	6,414	8,634	6,853	1,663	2,046
Depreciation and amortization	674	860	1,306	306	444

Total operating expenses	20,249	36,216	34,186	7,933	9,417

Income (loss) from operations	(13,926)	(10,744)	(1,308)	(1,540)	(1,641)
Interest income (expense), net	124	56	(66)	(9)	(26)

Income (loss) before income taxes	(13,802)	(10,688)	(1,374)	(1,549)	(1,667)
Income taxes	—	—	29	—	15

Net income (loss)	(13,802)	(10,688)	(1,403)	(1,549)	(1,682)
Accretion of convertible preferred stock	(7,724)	(14,328)	(20,642)	(4,771)	(5,843)

Net income (loss) attributable to common stockholders	$(21,526)	$(25,016)	$(22,045)	$(6,320)	$(7,525)

	Fiscal Year Ended			Quarter Ended

	January 26,	February 1,	January 31,	May 3,	May 1,
	2002	2003	2004	2003	2004

	(In thousands, except per share data)
Net income (loss) attributable to common stockholders per share (basic and diluted)	$(2.01)	$(2.20)	$(1.83)	$(0.54)	$(0.60)
Shares used in computing net income (loss) attributable to common stockholders per share (basic and diluted)	10,699	11,358	12,030	11,667	12,641
Pro forma net income (loss) per share (basic and diluted)			$(0.02)		$(0.03)
Pro forma shares used in computing pro forma net income (loss) per share (basic and diluted)			58,875		61,917

(1) Non-cash stock-based compensation included in these amounts is as follows:
Merchandising and marketing	$—	$—	$22	$—	$43
Fulfillment and customer service	—	—	—	—	—
General and administration	—	—	4	—	50

Total non-cash stock-based compensation	$—	$—	$26	$—	$93

	As of May 1, 2004

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$7,796	$7,796	$
Working capital(1)	13,547	13,547
Total assets	25,650	25,650
Long-term debt, less current portion	119	119
Mandatorily redeemable convertible preferred stock	103,954	—
Preferred stock warrants	4,444	—
Common stock warrants	—	4,444
Total stockholders’ equity (deficit)	(91,833)	16,565

(1)	Working capital consists of total current assets, including cash and cash equivalents, less total current liabilities.

RISK FACTORS

          Any investment in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, and all other information included or incorporated by reference in this prospectus, before you decide whether to purchase our common stock. The risks described below are the material risks that we face. The occurrence of any of the following risks could cause our business, prospects, financial condition and results of operations to suffer. The trading price of our common stock could decline due to any of these risks and uncertainties, and you may lose part or all of your investment in our common stock.

Risks Relating to Our Business

Risks Relating to Our Limited Operating History and Financial Results

Our limited operating history makes it difficult to evaluate our business and prospects and to accurately forecast revenues and appropriately plan our expenses.

          We were incorporated in February 2000 and launched our website in September 2000. You must consider our business and prospects in light of the risks and difficulties we face as an early stage company with a limited operating history. These risks and difficulties include challenges in accurate financial planning as a result of limited historical data and the uncertainties resulting from having had a relatively limited time period in which to implement and evaluate our business strategies as compared to more established companies with longer operating histories. In addition, we base our expense levels and merchandise purchases on our estimates of future revenues. Our future revenues will depend on the volume and timing of customer purchases on our website, which are uncertain. Because approximately 20% of our expenses are fixed, we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in revenues. This inability could cause our net loss to be higher than expected or our net income, if any, to be lower than expected, in any given quarter. Our failure to address these risks and difficulties successfully would seriously harm our business.

We have a history of significant losses. If we do not achieve or sustain profitability, our financial condition and stock price could suffer.

          We have a history of losses and we may continue to incur operating and net losses for the foreseeable future. We incurred net losses of $13.8 million, $10.7 million and $1.4 million for fiscal years 2001, 2002 and 2003, respectively, and $1.7 million for the quarter ended May 1, 2004. As of May 1, 2004, our accumulated deficit was $90.3 million. We have not achieved profitability on an annual basis. We will need to generate significant revenues to achieve profitability, and we may not be able to do so. If our revenues grow more slowly than we anticipate, or if our operating expenses exceed our expectations, we may not be able to achieve profitability in the near future or at all. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. If we are unable to achieve profitability in the near future, or at all, or if we are unable to sustain or increase profitability, our financial condition and stock price could be adversely affected.

          We will continue to incur significant operating expenses and capital expenditures as we:

•	expand the number and breadth of our product offerings;

•	increase our general and administrative functions to support our operations;

•	increase our sales and marketing activities;

•	enhance our warehouse and order fulfillment capabilities;

•	expand our customer service capabilities;

•	further improve our order processing systems and capabilities; and

•	develop enhanced technologies and features.

          We will incur many of these expenses before we receive any revenues from our efforts. Therefore, any significant shortfall in revenues would likely harm our business, operating results and financial condition. In addition, we may find that these efforts are more expensive than we currently anticipate, which would further increase our losses.

Our quarterly operating results are volatile and may adversely affect our stock price.

          Our future revenues and operating results are likely to vary significantly from quarter to quarter due to a number of factors, many of which are outside our control, and any of which could harm our business. As a result, we believe that quarterly comparisons of our operating results are not necessarily meaningful and that you should not rely on the results of one quarter as an indication of our future performance. In addition to the other risk factors described in this prospectus, factors that could cause our quarterly operating results to fluctuate include:

•	our ability to retain existing customers and encourage repeat purchases;

•	our ability to attract visitors to our website and convert those visitors into customers;

•	the extent to which our future marketing initiatives are successful;

•	advertising and other marketing costs;

•	the extent to which seasonal fluctuations in customer purchasing activity impact our revenues;

•	our ability to manage our product mix and inventory;

•	our, or our competitors’, pricing and marketing strategies;

•	our ability to purchase from suppliers the products that our customers want to buy;

•	our ability to manage fulfillment operations and provide adequate levels of customer service;

•	the amount and timing of operating costs and capital expenditures relating to the expansion of our business;

•	general economic conditions; and

•	conditions or trends in the Internet and e-commerce industry.

          As a result, our operating results in future quarters may be below the expectations of investors, and the price of our common stock may decline.

As a result of seasonal fluctuations in our revenues, our quarterly results may fluctuate and could be below expectations.

          We have experienced and expect to continue to experience fluctuations in our operating results because of seasonal fluctuations in traditional retail patterns. In particular, a disproportionate amount of our revenues has been realized during the fourth quarter as a result of the December holiday season, and we expect this seasonality to continue in the future. Approximately 66.1%, 44.6% and 36.7% of our revenues for the fiscal years 2001, 2002 and 2003, respectively, were generated during the year’s fourth quarter. In anticipation of increased sales activity during the fourth quarter, we incur significant costs for increased inventories. If we were to experience lower than expected revenues during any future fourth quarter, it would have a disproportionately large impact on our operating results and financial condition for that year. In the future, our seasonal sales patterns could become more pronounced, strain our personnel and fulfillment activities and cause a shortfall in revenues, which would substantially harm our business and results of operations.

We have grown quickly and our business will suffer if we fail to manage our growth.

          We have rapidly and significantly expanded our operations and anticipate that further significant expansion will be required for potential growth. This expansion has placed strain, and is expected to continue to place strain, on our management, operational and financial resources. To manage the expected growth of our operations and personnel, we will be required to improve existing and implement new transaction-processing, fulfillment, operational and financial systems, procedures and controls, and to expand, train and manage our employee base. If we are unable to manage growth effectively, our business, prospects, financial condition and results of operations will be harmed.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or detect fraud. Consequently, investors could lose confidence in our financial reporting, and this would harm the trading price of our stock.

          We must maintain effective internal controls to provide reliable financial reports and detect fraud. We have been assessing our internal controls to identify areas that need improvement. In addition, our independent registered public accountants have advised us that we should implement a purchase order system for non-inventory related items and better segregate tasks performed by our accounting department so that account reconciliations are not performed by employees who have regular access to the related assets or who enter transactions on the accounts being reconciled. Our accountants have also recommended that we formalize the documentation of our accounting policies, our quarter-end and year-end closing procedures and our bank reconciliation reviews. They have identified these matters as “significant deficiencies,” as recently defined by the Public Company Accounting Oversight Board. We are in the process of implementing the changes recommended by our accountants to address these significant deficiencies, but have not yet completed implementing these changes. Failure to implement these changes to our internal controls or any others that we identify as necessary to maintain an effective system of internal controls could harm our operating results and cause investors to lose confidence in our reported financial information. Any such loss of confidence would have a negative effect on the trading price of our stock.

Risks Relating to Our Outsourced Operations

We outsource our warehouse and fulfillment operations to a third party. If these operations are interrupted for any significant period of time, or we experience other problems at our warehouse facility, our business and results of operations would be substantially harmed.

          We outsource our warehouse and fulfillment operations, including our inventory management, packaging, shipping and product return processes to a third party, UPS Supply Chain Solutions, a subsidiary of UPS. In January 2004, we entered into a five-year agreement with UPS Supply Chain Solutions that can be terminated by either party after three years, beginning January 27, 2007. We moved our warehouse and fulfillment operations to UPS Supply Chain Solutions in April 2004. UPS Supply Chain Solutions may not continue to perform these operations to our satisfaction or on commercially reasonable terms.

          Our outsourced warehouse and fulfillment operations are located in a single facility in Hebron, Kentucky. This facility is susceptible to damage or interruption from human error, fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, break-ins, earthquake and similar events. We do not presently have a formal disaster recovery plan and our business interruption insurance may be insufficient to compensate us for losses that may occur in the event operations at our fulfillment center are interrupted. We experienced delayed product shipments in May 2004 as we transitioned to the new UPS operations. Future interruptions in our fulfillment center operations for any significant period of time, including interruptions resulting from the expansion of our existing facility or the transfer of operations to a new facility, could damage our reputation and brand and substantially harm our business and results of operations.

          If we experience other problems with our warehouse and fulfillment center operations, including inventory damage and theft, our business will also suffer. We must manage customer returns and the shrinkage resulting from theft, loss and misrecording of inventory. If we are unsuccessful in any of these areas, our results of operations could be harmed.

We outsource our customer service center to a third party. If these operations are interrupted for any significant period of time or we experience other problems at our customer service center, our business and results of operations would be substantially harmed.

          We outsource our customer service center to a third party, Market Central. We depend on Market Central’s representatives to handle customer inquiries, answer their merchandise questions and place orders on behalf of customers who prefer to order by telephone. Our agreement with Market Central initially expires on May 1, 2005 and renews on a yearly basis. Any renewal period may be terminated by either party upon 90 days written notice. Market Central may not continue to perform these services to our satisfaction or on commercially reasonable terms, or at all.

          Our existing customers could become dissatisfied and cancel their orders or decline to make future purchases if they believe they are not receiving satisfactory customer service. Likewise, prospective customers may choose not to purchase from us if they perceive that we do not offer high quality customer service. If our customers or prospective customers become dissatisfied with the services provided by Market Central, our reputation could suffer, which could harm our revenues, business, prospects, financial condition and results of operations. Any interruptions in our customer service operations for any significant period of time, including interruptions resulting from telecommunications failure or from the transfer of operations to a different service provider, could damage our reputation and brand and substantially harm our business and results of operations.

We depend on third parties to serve pages to visitors to our website and to process links from our advertisements to our website. Any interruption in these services could severely harm our revenues, business, prospects, financial condition and results of operations.

          We utilize the services of Akamai Technologies to serve pages to visitors to our website. If a significant portion of Akamai’s global systems are interrupted for any reason, our customers would be unable to access our website, which could seriously harm our revenues, business, prospects, financial condition and results of operations. In May 2004, due to an Akamai system failure, customers were unable to access our website for approximately 80 minutes. In addition, we utilize the services of Commission Junction, a division of ValueClick, to process links from affiliate, portal and Bargain Alert advertisements to our website. Approximately half of our revenues are generated from customers who access our website through these advertisements. If Commission Junction’s computer systems were interrupted for any reason, customers would not be able to access our website through these advertisements, which could seriously harm our revenues, business, prospects, financial condition and results of operations. Interruptions in the service provided by these companies have occurred in the past and may occur in the future.

We depend on a third party to host our computer and communications hardware. Any interruption in these services could severely harm our revenues, business prospects, financial condition and results of operations.

          Substantially all of our computer and communications hardware is hosted by a third party, SAVVIS Communications, at its facility in Waltham, Massachusetts. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, break-ins, earthquake and similar events. We do not have back-up systems in other locations or a formal disaster recovery plan, and our business interruption insurance may be insufficient to compensate us for losses that may occur. Our servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of critical data or the inability to accept and fulfill customer orders. If it became necessary to transition to another facility or systems operator due to disruptions in service or for any reason, we may need to suspend the operation of our website during the transition. The occurrence of any of the foregoing risks could harm our revenues, business, prospects, financial condition and results of operations.

Risks Relating to Managing Our Operations

If our advertising and marketing efforts prove ineffective, or we are unable to attract customers on cost-effective terms, our operating results could be harmed.

          Our success depends on our ability to attract customers on cost-effective terms, which depends on our ability to advertise and market our products effectively through our website and our other advertising and marketing efforts. We have relationships with affiliates, portals and search engines to provide content, advertising and other links that direct consumers to our website. We rely on these relationships, as well as direct marketing, as significant sources of traffic to our website and to generate new customers. Increases in the cost of advertising and marketing, including costs and fees associated with banner and Internet advertising and affiliate marketing programs, may limit our ability to advertise and market our business without increasing our expenses. We expect to increase spending on advertising and marketing in the future, and if our advertising and marketing efforts prove ineffective or do not produce a sufficient level of sales to cover their costs, our operating results would be harmed. Conversely, if we decrease our advertising or marketing activities due to increased costs or for any other reason, our future operating results could be significantly harmed.

We are dependent on several marketing relationships for a significant portion of our revenues. If these relationships are not continued or are substantially curtailed, our business could be severely harmed.

          We have marketing agreements with America Online, which holds approximately 10% of our common stock, and Microsoft Corporation’s MSN. Our agreements with AOL allow us to advertise on the AOL Shop@ section of AOL’s website and on other sections of AOL’s websites and to feature our merchandise on a SmartBargains website, branded AOL® Outlets and located at www.aoloutlets.com, that we developed and maintain. Aggregate revenues derived through these sources accounted for 17.5% of total revenues in the quarter ended May 1, 2004 and 19.3% in fiscal 2003. The agreement to advertise on AOL Shop@ runs through September 14, 2004. The agreement to advertise on other AOL websites expires on March 31, 2005. The agreement to operate AOL® Outlets runs through March 8, 2005. Our agreement with MSN allows us to advertise on MSN’s websites and runs through July 2, 2004. Revenues derived from advertising with MSN accounted for 7.7% of total revenues in the quarter ended May 1, 2004 and 11.3% in fiscal 2003. If our agreements with AOL or MSN are terminated or are not renewed on commercially reasonable terms, our business would be harmed. If we were unable to advertise or were restricted from advertising on AOL or MSN for any reason, our business could be severely harmed.

We may not succeed in continuing to establish or promote the SmartBargains brand, which would prevent us from acquiring customers and increasing our revenues.

          Due to the competitive nature of the online retail market, if we do not continue to establish or promote our brand, we may fail to attract the customers required to substantially increase our revenues. Promoting and positioning our brand will depend largely on the success of our marketing and merchandising efforts and our ability to provide a consistent, high quality customer experience.

We may not be able to compete successfully against existing or future competitors.

          The online retail market for excess merchandise is new, rapidly evolving and intensely competitive. Barriers to entry are minimal, and current and new competitors can launch new websites at a relatively low cost. We currently compete with:

•	Internet based off-price retailers such as Bluefly and Overstock.com;

•	off-price retail chains such as Ross Stores, TJX Companies and Tuesday Morning;

•	auction websites such as eBay;

•	outlet malls; and

•	discount retailers and wholesale clubs such as Wal-Mart and Costco Wholesale.

          We expect the retail market for excess merchandise to become even more competitive as Internet and other retailers continue to develop services that compete with our services. In addition, manufacturers and retailers may decide to create their own websites to sell their own excess inventory and the excess inventory of third parties. Competitive pressures could severely harm our revenues, business, prospects, financial condition and results of operations.

          Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Retail chains offer consumers the ability to physically handle and examine products in a manner that is not possible over the Internet, as well as a more convenient means of returning and exchanging purchased products. In addition, Internet based retailers may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies. Some of our competitors may be able to secure merchandise from suppliers on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory availability policies and devote substantially more resources to website and systems development than we are able to do. Increased competition may result in reduced operating margins, loss of market share and impairment of the SmartBargains brand. We may not be able to compete successfully against current and future competitors.

If we do not manage our inventory levels successfully, our operating results will be adversely affected.

          To manage our inventory successfully, we need to maintain sufficient inventory to meet the demands of our customers and sell our inventory rapidly enough to avoid inventory markdowns for unpopular or obsolete items. Seasonality and rapidly changing trends in consumer tastes expose us to significant inventory risks. Consumer preferences can change between the time we order a product and the time it is available for sale. In the event that one or more products do not achieve consumer acceptance, we may be required to take significant inventory markdowns for unpopular or obsolete inventory, which could reduce our revenues and gross margins. In addition, to the extent that our sales increase over time, we may be forced to increase inventory levels. Any such increase would require the use of additional working capital and subject us to additional inventory risks.

Our operating results depend on our website, network infrastructure and transaction-processing systems. Capacity constraints or system failures would harm our revenues, business, prospects, results of operations and financial condition.

          We use internally developed systems for our website and certain aspects of transaction processing, including order verifications. Our systems must be able to communicate with the systems of our outsourced warehouse and fulfillment center, outsourced customer service center, drop-ship suppliers and other third parties. If our systems were unable to communicate with these third party systems due to interruptions or failures in network infrastructure, technical incompatibility or otherwise, it could cause deterioration in these third party relationships, system disruptions, slower response times, degradation in levels of customer service, impaired quality and speed of order fulfillment or delays in reporting accurate financial information. We have experienced systems interruptions due to server failure, which we believe may continue to occur from time to time. Any interruptions or failures of our current systems to communicate with third party systems could seriously harm our revenues, business, prospects, financial condition and results of operations.

          If we are unable to expand and upgrade our systems in the future to increase capacity, our revenues, business, prospects, financial condition and results of operations would be harmed. We have experienced and may continue to experience temporary capacity constraints due to sharply increased traffic during sales or other promotions and during the December holiday shopping season. If the volume of traffic on our website or the number of purchases made by customers substantially increases, we will need to further expand and upgrade our technology, transaction processing systems and network infrastructure. We may be unable to project accurately the rate or timing of traffic increases or successfully upgrade our systems and infrastructure to accommodate future traffic levels on our website.

The loss of key personnel or any inability to attract and retain additional personnel could affect our ability to successfully grow our business.

          Our performance is substantially dependent on the continued services and on the performance of our executive officers. All of our employees, including our executive officers, are employees-at-will and we do not maintain “key person” life insurance policies. Our future success also depends on our ability to identify, attract, hire, train, retain and motivate other highly-skilled technical, managerial, merchandising and marketing personnel. Competition for such personnel is intense, and we may not be able to successfully attract, assimilate or retain sufficiently qualified personnel. Our failure to attract and retain the necessary personnel could harm our revenues, business, prospects, financial condition and results of operations.

Risks Relating to Our Merchandise

Inadvertent sale or advertisement by us of gray market or counterfeit goods may harm our business.

          A significant portion of the products that we sell are branded. As a result, we have received in the past, and we anticipate we will receive in the future, claims asserted by third parties alleging that certain items that we offer for sale on our website infringe third party copyrights, trademarks and trade names or other intellectual property rights. Resolving litigation or claims regarding trademark infringement related to the sale of genuine goods not properly authorized for sale in the United States, commonly known as gray market goods, or counterfeit goods, whether meritorious or not, can be costly and time-consuming, cause service delays, divert our management from our business operations, require expensive or unwanted changes in our methods of doing business or require us to enter into costly royalty or licensing agreements, if available. As a result, these claims could harm our business.

A significant increase in merchandise returns and the failure to accurately predict those returns could substantially harm our revenues, business, prospects, financial condition and results of operations.

          We allow customers to return most items to us within 30 days after receiving their order for a 100% refund of the merchandise price, not including shipping fees. We make allowances for product returns in our financial statements based on historical return rates. Actual merchandise returns are difficult to predict and may significantly exceed our allowances. Any significant increase in merchandise returns would substantially harm our revenues, business, prospects, financial condition and results of operations.

          Any policies intended to reduce the number of product returns may result in customer dissatisfaction and fewer repeat customers. If we implement a more restrictive return policy, our revenues, business, prospects, financial condition and results of operations could be harmed.

The success of our business may depend on our ability to successfully expand our product offerings.

          Our ability to significantly increase our revenues and achieve and maintain profitability may depend on our ability to successfully expand our product departments beyond our current offerings. If we offer a new product department that is not accepted by consumers, the SmartBargains brand and reputation could be adversely affected, our revenues may fall short of expectations and we may incur substantial expenses that are not offset by increased revenues. Expansion of our product departments may also strain our management and operational resources.

If the products that we offer on our website do not reflect the tastes and preferences of our target customers at a price they are willing to pay, our revenues and profit margins would decrease.

          Consumers’ tastes are subject to frequent, significant and sometimes unpredictable changes. Because the products that we sell typically consist of manufacturers’ and retailers’ excess inventory, we have limited control over the specific products that we are able to offer for sale. If our merchandise fails to satisfy the tastes of our target customers, or respond to changes in their preferences, our sales could suffer and we could be required to mark down unsold inventory, which would depress our profit margins. In addition, unless we offer products at prices that our target customers are willing to pay, our revenues will decline.

If we fail to maintain our relationships with manufacturers, retailers and other suppliers on acceptable terms, our sales could suffer.

          We typically do not enter into contracts or arrangements with suppliers that guarantee the long-term availability of merchandise, but instead purchase merchandise pursuant to individual purchase orders. Our current suppliers may discontinue selling their excess inventory to us, and we may not be able to establish new supply relationships. In most cases, our suppliers are free to sell their excess inventory to other retailers, which could in turn limit the selection of products that we are able to offer for sale on our website. If we are unable to maintain relationships with suppliers that allow us to obtain sufficient quantities of merchandise on acceptable terms, our revenues, business, prospects, financial condition and results of operations could be harmed.

We may be subject to product liability claims that could be costly and time consuming.

          We sell products manufactured by third parties, some of which may be defective. If any product that we sell were to cause physical injury or injury to property, the injured party or parties could bring claims against us as the retailer of the product. Our insurance coverage may not be adequate to cover every claim that could be asserted. If a successful claim were brought against us in excess of our insurance coverage, it could adversely affect our business. Even unsuccessful claims could result in the expenditure of funds and management time and could have a negative impact on our business.

Risks Relating to Intellectual Property

We may not be able to maintain or obtain trademark protection for our marks, which could impede our efforts to build brand identity.

          We regard our intellectual property, particularly our service marks and domain names, as critical to our success. As a result, we rely on a combination of contractual restrictions, copyrights and trade secrets to protect our proprietary rights, know-how, information and technology. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our intellectual property without authorization or independently develop similar intellectual property.

          We have registered “smartbargains” and “smartbargains.com” as service marks in the United States, and use “The Bargain Alert” as an unregistered service mark. We have also registered “SmartBargains” in certain other countries. Our competitors may adopt service names similar to ours, thereby impeding our ability to build brand identity and possibly leading to customer confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of the term smartbargains or our other service marks. Any claims or customer confusion related to our service marks could damage our reputation and brand and substantially harm our business and results of operations.

          We currently hold the smartbargains.com Internet domain name and various other related domain names. If competitors adopt website Internet domain names similar to ours, it could impede our ability to build brand identity and lead to customer confusion. While our business is focused on customers within the United States, an Internet domain name overseas that causes confusion with smartbargains.com could also harm our business. Domain names generally are regulated by Internet regulatory bodies and are subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain the domain names that utilize the name SmartBargains in all of the countries in which we currently or intend to conduct business, or where doing so would preserve the SmartBargains brand.

Assertions by third parties of infringement by us of their intellectual property rights could result in significant costs and substantially harm our business and results of operations.

          Other parties may assert that we have infringed their technology or other intellectual property rights. We use internally developed systems and licensed technology to operate our website. Third parties could assert intellectual property infringement claims against us for our internally developed systems or against parties from whom we license technology. We cannot predict whether any such assertions or claims arising from such assertions will substantially harm our business and results of operations. If we are forced to defend against any infringement claims, whether they are with or without merit or are determined in our favor, we may face costly litigation, diversion of technical and management personnel or product shipment delays. Furthermore, the outcome of a dispute may be that we would need to change technology, develop non-infringing technology or enter into royalty or licensing agreements. A switch to different technology could cause interruptions in our business. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all.

Risks Relating to the Internet Industry

Our success is tied to the continued use of the Internet and the reliability and adequacy of the Internet infrastructure. If consumers are unwilling to use the Internet to purchase goods for any reason, our revenues, business, prospects, financial condition and results of operations would be harmed.

          Our business is substantially dependent upon the continued use of the Internet as an effective medium of business and communication by our target customers. Internet use may not continue to develop at historical rates and consumers may not continue to use the Internet and other online services as a medium for commerce. Even if the total market for the sale of goods and services from businesses to consumers through the Internet continues to grow, some segments of this market may grow at a slower pace than of the total market or not at all. If the market for the sale of excess inventory through the Internet grows slowly or not all, our revenues, business, prospects, financial conditions and results of operations could be harmed. The demand for and acceptance of products sold over the Internet are highly uncertain, and most e-commerce businesses have limited operating histories. Failures by some online retailers to meet consumer demands could result in consumer reluctance to adopt the Internet as a means for commerce, and thereby damage our reputation and substantially harm our business and results of operations.

          Our success will depend, in large part, upon third parties maintaining the Internet infrastructure to provide a reliable network backbone with the speed, data capacity, security and hardware necessary for reliable Internet access and services. Our business, which relies on a contextually rich website that requires the transmission of substantial data, is also significantly dependent upon the availability and adoption of high speed Internet access.

Credit card fraud could adversely affect our business.

          We do not carry insurance against the risk of credit card fraud, so the failure to adequately control fraudulent credit card transactions could reduce our operating income. We experienced a $320,000 loss from credit card fraud in the first quarter of fiscal year 2002 and we may suffer further losses in the future as a result of credit card fraud. Under current credit card practices, we may be liable for fraudulent credit card transactions because we do not obtain a cardholder’s signature. If we are unable to detect or control credit card fraud, our liability for these transactions could harm our business, results of operations or financial condition.

Our failure to protect confidential information of our customers and our network against security breaches could damage our reputation, expose us to liability and harm our business and results of operations.

          If third parties are able to penetrate our network security or otherwise misappropriate our customers’ personal information or credit card information, or if we give third parties improper access to our customers’ personal information or credit card information, it could damage our reputation, expose us to liability and harm our business and results of operations. This liability could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims. This liability could also include claims for other misuses of personal information, including unauthorized marketing purposes. These claims could result in litigation. Liability for misappropriation of this information could adversely affect our business.

          We rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information such as customer credit card numbers. If any compromise of our security were to occur, it could harm our reputation, business, prospects, financial condition and results of operations. A party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. If our security measures do not prevent security breaches, our revenues, business, prospects, financial condition and results of operations could be harmed.

Existing or future government regulation impacting the use of the Internet could harm our business.

          We are subject to the same federal, state and local laws as other companies conducting business on the Internet. There are relatively few laws specifically directed towards conducting business on the Internet. However, due to the increasing popularity and use of the Internet, many laws and regulations relating to the Internet are being debated at the state and federal levels. These laws and regulations could cover issues such as user privacy, freedom of expression, pricing, fraud, quality of products and services, taxation, advertising, intellectual property rights and information security. Applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy could also harm our business. United States and foreign laws regulate our ability to use customer information and to develop, buy and sell mailing lists. The vast majority of these laws were adopted prior to the advent of the Internet, and do not contemplate or address the unique issues raised thereby. Those laws that do reference the Internet, such as the Digital Millennium Copyright Act and the CAN-SPAM Act of 2003, are only beginning to be interpreted by the courts and their applicability and reach are therefore uncertain. These current and future laws and regulations could harm our business, results of operations and financial condition.

If one or more states successfully assert that we should collect sales or other taxes on the sale of our merchandise or the merchandise of third parties that we offer for sale on our website, our business could be harmed.

          We do not currently collect sales or other similar taxes for physical shipments of goods into states other than Kentucky, Massachusetts and North Carolina, states in which we have a presence either directly or indirectly through outsourced operations. One or more local or state jurisdictions may seek to impose sales tax collection obligations on us and other out-of-state companies that engage in online commerce. Our business could be adversely affected if one or more states successfully asserts that we should collect sales or other taxes on the sale of our merchandise.

          In October 1998, the United States adopted The Internet Tax Freedom Act. This law imposed a three-year moratorium on the imposition of “new, special, and discriminatory” taxes on Internet access and transactions, but exempted through a “grandfather” clause the Internet access taxes that were then in effect in eight states (Connecticut, Iowa, New Mexico, North Dakota, Ohio, South Dakota, Tennessee and

Wisconsin). In November 2001, the moratorium and grandfather clause were extended through November 1, 2003. In September 2003, the United States House of Representatives adopted a bill which, if enacted into law, would make the moratorium permanent and end the grandfather clause. In April 2004, the United States Senate passed a bill which, if enacted into law, would extend the moratorium and grandfather clause to November 1, 2007. The differences between the House and Senate bills must be reconciled before a new moratorium, whether permanent or temporary, can be enacted into law. The moratorium, in the form that expired in November 2003 and the form proposed for extension by the Senate, prohibits three types of taxes relating to the Internet: (1) taxes on Internet access; (2) double-taxation (for example, by two or more states) of a product or service bought over the Internet; and (3) discriminatory taxes that treat Internet purchases differently from other types of sales. While the moratorium, in both its expired and proposed form, does not expressly prohibit states from collecting sales taxes on Internet purchases, the prohibitions on double-taxation and discriminatory taxation make it difficult to adopt such taxes. Moreover, the United States Supreme Court has ruled that vendors whose only connection with customers in a state seeking to impose sales taxes is by common carrier or the United States mail are free from state imposed duties to collect sales and use taxes. This rule is generally regarded as being applicable to sales ordered through the Internet. If the moratorium under consideration by the United States Congress is not extended or made permanent, or the existing case law exemption from sales and use taxes for common carrier and mail order sales is ruled to be inapplicable to sales through the Internet or otherwise changed by federal legislation, our sales could be adversely affected.

Laws or regulations relating to online commerce, including with respect to privacy and data protection, may adversely affect the growth of our Internet business or our marketing efforts.

          We are subject to increasing regulation at the federal and state levels relating to privacy and the use of personal user information. The Federal Trade Commission has adopted regulations regarding the collection and use of personal identifying information obtained from children under the age of 13. Bills proposed in Congress would extend online privacy protections to adults. Moreover, current and proposed laws require companies to establish procedures to notify users of privacy and security policies, obtain consent from users for collection and use of personal information, and/or provide users with the ability to access, correct and delete personal information stored by us. These data protection regulations and enforcement efforts may restrict our ability to collect demographic and personal information from users, which could be costly or harm our marketing efforts.

          Several states have proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. Some states have also recently adopted legislation that limits the gathering of Internet-user data and the display of pop-up advertisements, such as Utah’s Spyware Control Act. Such legislation could adversely impact online commerce by limiting the ability of retailers to use customer analytics and certain forms of online advertising. In addition, we may face liability for violations of such legislation. We are the subject of a lawsuit in Utah which alleges that we violated the Utah Spyware Control Act, engaged in unfair competition and improperly interfered with the plaintiff’s current and potential customers. This lawsuit, or other similar lawsuits in the future, could damage our reputation and brand and substantially harm our business and results of operations.

          Online retailers are also subject to regulations that apply to retailers generally, including those of the Federal Trade Commission with respect to truthful advertising and pricing comparisons. Some Internet retailers have recently come under scrutiny for their failure to comply with truth in advertising regulations. Any failure by us to comply with such regulations, or other regulations that apply to retailers generally, could harm our business, results of operations and financial condition.

Changes in accounting standards or our accounting policy relating to stock-based compensation may negatively affect our reported results of operations.

          We currently are not required to record stock-based compensation charges if the employee’s stock option exercise price equals or exceeds the deemed fair value of our common stock at the date of grant. However, several companies recently have elected to change their accounting policies and begun to record the fair value of stock options as an expense. Although the standards have not been finalized and the timing of a final statement has not been established, the Financial Accounting Standards Board, or FASB, has issued an exposure draft that included a requirement for companies to record the fair value of stock options granted as an expense. We account for stock-based employee compensation arrangements under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. Under APB 25, compensation expense is recognized for the difference between the fair value of our stock on the date of grant and the exercise price. We have elected to apply the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensation”. Had compensation cost for the Company’s stock options been determined based on the fair value of the options at the date of grant under SFAS No. 123, our pro forma net income (loss) would have been as set forth in Note 2 to our consolidated financial statements included elsewhere in this prospectus.

Risks Relating to This Offering

No public market for our common stock currently exists and an active trading market may not be developed or sustained after this offering.

          Before this offering, there was no public trading market for our common stock. We cannot be certain that an active trading market for our common stock will develop or be sustained following this offering. Further, we cannot be certain that the market price of our common stock will not decline below the initial public offering price. The initial public offering price was determined by negotiation among us and the underwriters based upon several factors and may not be indicative of future market prices for our common stock.

The price of our common stock may be volatile.

          The trading price of our common stock following this offering may fluctuate substantially. The price of the common stock that will prevail in the market after this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. The fluctuations could cause you to lose part or all of your investment in our shares of common stock. Those factors that could cause fluctuations in the trading price of our common stock include, but are not limited to, the following:

•	actual or anticipated changes in our earnings or fluctuations in our operating results or in the expectations of securities analysts;

•	departures of key personnel;

•	sales of large blocks of our stock;

•	significant volatility in the market price and trading volume of companies in our market;

•	price and volume fluctuations in the overall stock market from time to time;

•	general economic conditions and trends; or

•	major catastrophic events.

          In addition, the market prices of technology and e-commerce companies generally have been volatile and have experienced sharp share price and trading volume changes in the first days and weeks after the securities were released for public trading. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Due to the potential volatility of our stock price, we may therefore be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

Securities analysts may not initiate coverage or continue to cover our common stock and this may have a negative impact on our common stock’s market price.

          The trading market for our common stock will depend on the research and reports that securities analysts publish about us or our business. We do not have any control over these analysts. As an early stage company with no significant corporate history and no existing public market for our common stock, securities analysts may not cover our common stock after the completion of this offering. If securities analysts do not cover our common stock after the completion of this offering, the lack of research coverage may adversely affect our common stock’s market price. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

If a substantial number of shares of our common stock become available for sale and are sold in a short period of time, the market price of our common stock could decline significantly.

          If our existing stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decrease significantly. The perception in the public market that our existing stockholders might sell shares of common stock could also depress the market price of our common stock. Upon completion of this offering we will have                      shares of common stock outstanding, assuming no exercise of the underwriters’ overallotment option. All but                     of the                      shares of our common stock that are not being sold in this offering will be eligible for sale in the public market 180 days after the date of this prospectus under Rules 144, 144(k) and 701, subject in some cases to volume and other limitations. In addition, of the                      shares issuable upon exercise of options to purchase our common stock outstanding as of                     , 2004, approximately                      shares will be vested and eligible for sale upon exercise 180 days after the date of this prospectus, as will                      shares of common stock issuable upon exercise of outstanding warrants. For a further description of the eligibility of shares for sale into the public market following this offering see “Shares Eligible for Future Sale.”

          A number of our current stockholders hold registration rights relating to our common stock. If we propose to register any of our securities under the Securities Act either for our own account or for the accounts of other security holders after this offering, subject to certain conditions and limitations, the holders of registration rights will be entitled to include their shares of common stock in the registered offering. In addition, holders of registration rights may require us at any time after March 16, 2005 to file a registration statement under the Securities Act with respect to their shares of common stock. Further, the holders of registration rights may require us to register their shares on Form S-3 if and when we become eligible to use that form.

          In the future, we may also issue additional shares to our employees, directors or consultants, in connection with corporate alliances or acquisitions and in follow-on offerings to raise additional capital. As such, sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales could reduce the market price of our common stock.

If you purchase shares of common stock sold in this offering, you will experience immediate dilution.

          If you purchase shares of common stock in this offering, you will experience immediate dilution of $           per share assuming an offering price of            per share, because the price that you pay will be substantially greater than the net tangible book value per share of common stock that you acquire. As a result, you will pay a price per share that substantially exceeds the per share book value of our net assets. In addition, purchasers of common stock in this offering will have contributed      % of the aggregate price paid by all purchasers of our stock but will own only      % of our common stock outstanding after this offering. You will experience additional dilution upon the exercise of stock options to purchase common stock and the issuance of restricted stock to our employees under our equity incentive plans.

We have broad discretion in the use of the proceeds of this offering.

          The net proceeds from this offering will be used, as determined by management in its sole discretion, for working capital and general corporate purposes. Our management will have broad discretion over the use and investment of the net proceeds of this offering, and, accordingly, investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds.

We do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our stock appreciates.

          We do not plan to declare dividends on shares of our common stock in the foreseeable future. Consequently, your only opportunity to achieve a return on your investment in us will be if the market price of our common stock appreciates and you sell your shares at a profit. There is no guarantee that the price of our common stock that will prevail in the market after this offering will ever exceed the price that you pay.

Insiders will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions, including a change of control.

          Our principal stockholders, directors and executive officers, and entities affiliated with them, will own approximately           % of the outstanding shares of our common stock after this offering. As a result, these stockholders, if acting together, would be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

Some provisions in our certificate of incorporation and bylaws may deter third parties from acquiring us.

          Our certificate of incorporation and our bylaws filed on the closing of this offering will contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors, including the following:

•	our board of directors is classified into three classes, each of which will serve for staggered three year terms;

•	only our board of directors, the chairman of our board of directors or our president may call special meetings of our stockholders;

•	our stockholders may take action only at a meeting of our stockholders and not by written consent;

•	we have authorized undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•	our stockholders have only limited rights to amend our bylaws; and

•	we require advance notice requirements for stockholder proposals.

          These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire.

Section 203 of the Delaware General Corporation Law may delay, defer or prevent a change in control that our stockholders might consider to be in their best interest.

          We are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits “business combinations” between a publicly-held Delaware corporation and an “interested stockholder,” which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation’s voting stock, for a three-year period following the date that such stockholder became an interested stockholder. Section 203 could have the effect of delaying, deferring or preventing a change in control of our company that our stockholders might consider to be in their best interests.

FORWARD-LOOKING STATEMENTS

          This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “would,” “expects,” “plans,” “intends,” “predicts,” “anticipates,” “believes,” “estimates,” “potential,” “continue” or the negative of such terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on these forward-looking statements. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various important factors, including the risks outlined under “Risk Factors.” These factors may cause our actual results to differ materially from any forward-looking statement.

          Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We undertake no obligation to publicly update or revise any forward-looking statements after the date of this prospectus, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

          At an assumed public offering price of $           per share, we estimate that our net proceeds from our sale of                      shares of common stock in this offering will be approximately $           million, after deducting estimated offering expenses of approximately $           million and the underwriting discount. At an assumed public offering price of $           per share, the selling stockholders will receive $           million from their sale of shares of our common stock in this offering, after deducting the underwriting discount. If the underwriters exercise their overallotment option in full, we estimate that we will receive an additional $           million and the selling stockholders will receive an additional $           million in net proceeds.

          The principal purposes of this offering are to create a public market for our common stock, to facilitate our future access to the public capital markets and to provide us with additional resources to grow our businesses. We intend to use the net proceeds of this offering for general corporate purposes, including working capital and capital expenditures. Pending use of the net proceeds of this offering, we intend to invest the funds in short-term, interest bearing, investment grade securities.

          Management’s plans for the proceeds of this offering are subject to change due to unforeseen opportunities. We cannot specify with certainty the particular uses for the net proceeds to be received upon completion of this offering. Accordingly, our management team will have broad discretion in using the net proceeds of this offering.

DIVIDEND POLICY

          We have never declared or paid any cash dividends on our capital stock and we do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to fund the expansion and growth of our business. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion. Additionally, the terms of our revolving line of credit prohibit the declaration or payment of cash dividends without the consent of Comerica Bank.

CAPITALIZATION

          The following table sets forth the capitalization and our cash and cash equivalents as of May 1, 2004 on:

•	an actual basis;

•	a pro forma basis to give effect to the conversion of all of our outstanding shares of convertible preferred stock into shares of common stock upon the closing of this offering; and

•	a pro forma as adjusted basis to give effect to the sale of shares of our common stock by us in this offering, assuming an initial public offering price of $ per share, after deducting the underwriting discount and estimated offering expenses payable by us.

          You should read the following table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes, which are included elsewhere in this prospectus.

	As of May 1, 2004

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(In thousands, except par value data)
Cash and cash equivalents	$7,796	$7,796

Long-term debt, less current portion	119	119
Mandatorily redeemable convertible preferred stock	103,954	—
Preferred stock warrants	4,444	—
Stockholder’s equity:
Class A common stock, $0.01 par value; 86,000 shares authorized, 13,200 shares issued and 12,800 shares outstanding (actual); shares authorized, shares issued and shares outstanding (pro forma); and shares authorized, shares issued and shares outstanding (pro forma as adjusted)	130	632
Common stock warrants	—	4,444
Shareholder’s note receivable	(146)	(146)
Additional paid-in capital	—	103,452
Deferred compensation	(1,500)	(1,500)
Class A common stock in treasury, at cost	(19)	(19)
Accumulated deficit	(90,298)	(90,298)

Total stockholders’ equity (deficit)	(91,833)	16,565

Total capitalization	$16,684	$16,684

          The table does not reflect:

•	shares of common stock issuable upon the exercise of outstanding stock options and shares reserved for issuance as of , 2004 under our Amended and Restated 2000 Employee, Director and Consultant Stock Option Plan, which we refer to as our 2000 Stock Plan;

•	shares of common stock issuable upon the exercise of outstanding warrants;

•	shares of common stock reserved for future issuance under our 2004 Stock Incentive Plan, which we refer to as our 2004 Stock Plan; and

•	shares of common stock reserved for future issuance under our 2004 Employee Stock Purchase Plan, which we refer to as our 2004 ESPP.

DILUTION

          If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock upon the completion of this offering. The pro forma net tangible book value attributable to our common stock as of                     , 2004 was $           million, or $           per share. Our pro forma net tangible book value assumes the conversion of our outstanding shares of convertible preferred stock into                      shares of our common stock immediately upon the closing of this offering.

          Pro forma net tangible book value per share of common stock is determined by dividing the pro forma number of outstanding shares of common stock into the pro forma net tangible book value attributable to our common stock, which is our total tangible assets less our total liabilities. After giving effect to the sale of common stock by us in this offering at an initial public offering price of $           per share and after deducting the estimated underwriting discount and offering expenses payable by us, the adjusted pro forma net tangible book value attributable to our common stock as of                     , 2004 would have been approximately $           million, or $           per share. This represents an immediate increase in pro forma net tangible book value of $           per share to the holders of our existing common stock and an immediate dilution of $           per share to new investors purchasing shares of common stock at the initial public offering price.

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of , 2004	$
Increase per share attributable to new investors

Adjusted pro forma net tangible deficit per share after the offering

Dilution in pro forma net tangible book value per share to new investors		$

          The following table sets forth, as of                     , 2004, the differences between the number of shares of common stock purchased from us, the total price paid and average price per share paid by existing stockholders and by the new investors in this offering at an assumed initial public offering price of $           per share, before deducting the underwriting discount and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration
Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders		%	$	%	$
New investors

Total		100%	$	100%

          If the underwriters’ overallotment option is exercised in full, the following will occur:

•	the number of shares of common stock held by existing stockholders will represent approximately % of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares held by new public investors will increase to , or approximately % of the total number of shares of our common stock outstanding after this offering.

          The foregoing discussion and tables assume no exercise of the warrants to purchase                      shares of common stock at a weighted average exercise price of $           per share outstanding as of                     , 2004 or stock options to purchase                      shares of common stock under our 2000 Stock Plan at a weighted average exercise price of $           per share outstanding as of                     , 2004. To the extent that any warrants or options having an exercise price that is less than the offering price of this offering are exercised, new investors will experience further dilution. In addition, we may grant additional stock options or issue other equity securities in the future that may be dilutive to investors in this offering.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

          This section presents our historical consolidated financial data. You should read carefully the following selected consolidated financial data together with our consolidated financial statements and the related notes included at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. The selected consolidated financial data in this section are not intended to replace our consolidated financial statements.

          The table below shows selected consolidated financial data for our fiscal years ended January 27, 2001, January 26, 2002, February 1, 2003 and January 31, 2004 and the quarters ended May 3, 2003 and May 1, 2004. The consolidated statements of operations data for the three fiscal years ended January 26, 2002, February 1, 2003 and January 31, 2004, which we refer to as fiscal years 2001, 2002 and 2003, respectively, and the consolidated balance sheet data as of January 26, 2002, February 1, 2003 and January 31, 2004 are derived from our audited consolidated financial statements, which appear elsewhere in this prospectus. The consolidated statements of operations data for the period from April 15, 2000 (inception) through January 27, 2001 and the consolidated balance sheet data as of January 27, 2001 are derived from our audited financial statements which are not included in this prospectus. The consolidated statements of operations data for the quarters ended May 3, 2003 and May 1, 2004 and the consolidated balance sheet data as of May 1, 2004 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The pro forma basic and diluted net income (loss) per share data below reflect the conversion of our outstanding convertible preferred stock into                      shares of our common stock as if the shares had been converted immediately upon their issuance. The pro forma consolidated balance sheet data below reflect the conversion of our outstanding convertible preferred stock into                      shares of our common stock upon the closing of this offering.

          The historical results presented below are not necessarily indicative of the results to be expected for any future period. In the opinion of management, the unaudited financial statements have been prepared on a basis consistent with the financial statements which appear elsewhere in this prospectus and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial position and results of operations for these unaudited periods. The operating results for the quarter ended May 1, 2004 are not necessarily indicative of the results to be expected for the full year ending January 29, 2005. The data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements, including the notes thereto, included elsewhere in this prospectus.

	Period From
	April 15, 2000
	(Inception)	Fiscal Year Ended			Quarter Ended
	Through
	January 27,	January 26,	February 1,	January 31,	May 3,	May 1,
	2001	2002	2003	2004	2003	2004

	(In thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues	$2,624	$20,065	$75,755	$92,234	$18,806	$21,973
Cost of goods sold	2,697	13,742	50,283	59,356	12,413	14,197

Gross profit	(73)	6,323	25,472	32,878	6,393	7,776
Operating expenses
Merchandising and marketing (1)	4,474	9,711	17,329	14,905	3,475	3,762
Fulfillment and customer service(1)	740	3,450	9,393	11,122	2,489	3,165
General and administration (1)	7,723	6,414	8,634	6,853	1,663	2,046
Depreciation and amortization	352	674	860	1,306	306	444

Total operating expenses	13,289	20,249	36,216	34,186	7,933	9,417

Income (loss) from operations	(13,362)	(13,926)	(10,744)	(1,308)	(1,540)	(1,641)
Interest income (expense), net	204	124	56	(66)	(9)	(26)

Income (loss) before income taxes	(13,158)	(13,802)	(10,688)	(1,374)	(1,549)	(1,667)
Income taxes	—	—	—	29	—	15

Net income (loss)	(13,158)	(13,802)	(10,688)	(1,403)	(1,549)	(1,682)
Accretion of convertible preferred stock	(917)	(7,724)	(14,328)	(20,642)	(4,771)	(5,843)

Net income (loss) attributable to common stockholders	$(14,075)	$(21,526)	$(25,016)	$(22,045)	$(6,320)	$(7,525)

Net income (loss) attributable to common stockholders per share (basic and diluted)	$(1.29)	$(2.01)	$(2.20)	$(1.83)	$(0.54)	$(0.60)
Shares used in computing net income (loss) attributable to common stockholders per share (basic and diluted)	10,880	10,699	11,358	12,030	11,667	12,641
Pro forma net income (loss) per share (basic and diluted)				$(0.02)		$(0.03)
Pro forma shares used in computing pro forma net income (loss) per share (basic and diluted)				58,875		61,917

(1) Non-cash stock-based compensation is included in the amounts as follows:
Merchandise and marketing	$—	$—	$—	$22	$—	$43
Fulfillment and customer service	—	—	—	—	—	—
General and administration	—	—	—	4	—	50

Total non-cash stock-based compensation	$—	$—	$—	$26	$—	$93

	As of					Pro Forma
					As of	as of
	January 27,	January 26,	February 1,	January 31,	May 1,	May 1,
	2001	2002	2003	2004	2004	2004

	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$3,590	$1,585	$9,057	$10,843	$7,796	$7,796
Working capital(1)	7,922	5,310	11,972	15,158	13,547	13,547
Total assets	10,434	12,523	28,008	29,474	25,650	25,650
Long-term debt, less current portion	—	—	53	164	119	119
Mandatorily redeemable convertible preferred stock	25,209	43,933	73,452	98,111	103,954	—
Preferred stock warrants	—	—	3,519	4,444	4,444	—
Common stock warrants	—	—	—	—	—	4,444
Total stockholders’ equity (deficit)	(16,325)	(37,944)	(62,690)	(84,423)	(91,833)	16,565

(1)	Working capital consists of total current assets, including cash and cash equivalents, less total current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions, which could cause actual results to differ materially from management’s expectations. Factors that could cause these differences include those described in “Risk Factors” and elsewhere in this prospectus.

Overview

          We are a leading online retailer of high quality, excess merchandise offered at an average of 50% off everyday retail prices. We sell thousands of brand name and high quality products across a variety of departments, ranging from home goods to apparel to electronics, in one location, www.smartbargains.com. Our strategy is to offer the best brands at outstanding values. We believe that our constantly changing assortment helps to create a “treasure hunting” experience and generates shopping urgency. It is the combination of best brands, low prices and constant change that we believe creates outstanding value for our customers, encouraging them to visit often and purchase frequently.

          We believe that our business model is well suited for the excess inventory market, which is characterized by fragmented supply and demand resulting in an inefficient sales channel. We utilize our merchandising strategy and the Internet to effectively match excess merchandise supply with demand. Our customers benefit by being able to conveniently purchase a broad range of quality goods at outstanding values. Our suppliers, which include manufacturers and retailers, benefit by being able to monitor and protect the integrity of their brands and their primary distribution channels, while disposing of small or large quantities of merchandise.

          We launched our website in September 2000 and grew our revenues to $92.2 million in fiscal year 2003 from $20.1 million in fiscal year 2001, our first full year of operations. We increased our gross profit to 35.6% in fiscal year 2003 from 31.5% in fiscal year 2001. In addition, we decreased our net loss from $13.8 million in fiscal year 2001 to $1.4 million in fiscal year 2003. Our accumulated deficit at the end of fiscal year 2003 was $83.9 million, of which $39.1 million was attributable to net losses and $44.8 million was attributable to the accretion of our convertible preferred stock. Our convertible preferred stock will convert into common stock upon the closing of this offering.

          We analyze our financial results as well as various non-financial measurements. Among our key financial results are revenue growth, gross profit and net income. Non-financial measurements include the number and growth rate of our customers, the number and growth rate of subscribers to our Bargain Alert email program and revenue mix. The Bargain Alert is our opt-in email program that provides subscribers with first access to new deals, private sales and last chance opportunities. We analyze revenue mix from new and repeat customers and from customer acquisition sources, including affiliates, portals and search engines, and customer retention tools, including our Bargain Alert email program.

          Our financial results will vary due to seasonality. Like many other retailers, we realize a significant increase in revenues during the December holiday season. For example, 36.7% and 44.6% of our annual revenues were generated in the fourth quarter of fiscal years 2003 and 2002, respectively. As a result of this seasonality, our annual net income or loss could be significantly impacted by fourth quarter results.

Critical Accounting Policies

          The preparation of our consolidated financial statements requires that we make certain estimates and judgments that affect amounts reported and disclosed in our consolidated financial statements and related notes. We base our estimates on historical experience and on other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates and any such differences may be material to our financial statements. The following are the critical accounting policies that we believe require significant estimation and management judgment.

Revenue Recognition

          Revenue is recognized when customers receive their orders. Revenue is recorded net of any allowance for merchandise returns. Allowances are based on the historical trends of actual returns. Customers may return most items to us within 30 days after receiving their order and receive a 100% refund of the merchandise price, not including shipping fees. For drop-ship transactions, we are not considered the principal as defined by Emerging Issues Task Force, or EITF, No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. As a result, we record revenues for these transactions net of the cost paid to the supplier. Outbound shipping fees are included in revenues.

Inventories

          Inventories consist of consumer retail products and are stated at the lower of cost or market. Cost is determined using the weighted average cost method. We evaluate inventory levels and expected sales on a periodic basis. Based on recent historical trends, we record a reserve for merchandise which may be sold below our cost and a reserve for inventory shrinkage.

Capitalized Software Development Costs

          We account for our website development costs and internally developed software in accordance with the American Institute of Certified Public Accountants’ Statement of Position, or SOP, No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, and EITF 00-2, Accounting for Website Development Costs. We segment software development into planning, development, implementation and post-implementation phases. We capitalize development and implementation phase costs and amortize them over 18 months beginning on the in-service date of the software developed. We expense planning and post-implementation phase costs as well as any maintenance costs. We periodically analyze net capitalized software development balances to ensure that none are recorded at amounts greater than their net realizable value.

Income Taxes

          We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized by applying statutory tax rates in effect in the years in which the differences between the financial reporting and tax filing bases of existing assets and liabilities are expected to reverse. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance against our deferred tax assets. We have determined that it is more likely than not that we will not recognize the benefits of federal and state deferred tax assets and, as a result, a full valuation allowance has been maintained against our deferred tax asset.

Stock-based Compensation

          We account for our stock-based employee compensation arrangements under the recognition and measurement provisions of Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. We amortize stock-based compensation on a straight-line basis over the vesting period of the related options, which is generally four years.

          Pro forma information regarding net income (loss) attributable to common stockholders and net income (loss) per share attributable to common stockholders is required in order to show our net income (loss) as if we had accounted for employee stock options under the fair value method of Statement of Financial Standards, or SFAS, No. 123, as amended by SFAS 148. This information is contained in Note 2 to our financial statements. The fair values of options and shares issued pursuant to our option plan at each grant date were estimated using the Black-Scholes option pricing model.

Recent Accounting Pronouncements

          In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, and Interpretation of ARB 51, or FIN No. 46. The primary objectives of FIN No. 46 are to provide guidance on the identification of entities for which control is achieved through means other than voting rights, referred to as variable interest entities, and to determine which business enterprise should consolidate the variable interest entities and at what point. This new model for consolidation applies to an entity to which either of the following applies: (1) the equity investors, if any, do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance the entity’s activities without receiving additional subordinated financial support from other parties. FIN No. 46 also requires enhanced disclosure requirements related to variable interest entities. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period ending after December 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The adoption of this standard did not impact our consolidated financial statements.

          In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not impact our consolidated financial statements.

          In December 2003, the staff of the Securities and Exchange Commission issued SAB 104, Revenue Recognition, which amends SAB 101, Revenue Recognition in Financial Statements. The primary purpose of SAB 104 is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements which were superseded as a result of the issuance of EITF 00-21. Additionally, SAB 104 rescinds the Securities and Exchange Commission’s Revenue Recognition in Financial Statements Frequently Asked Questions and Answers, or the FAQ, issued with SAB 101 that had been codified in SEC Topic 13, Revenue Recognition. Selected portions of the FAQ have been incorporated into SAB 104. While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. The adoption of SAB 104 did not have a material impact on our consolidated financial statements.

          In March 2004, the EITF issued EITF 03-06, Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share. EITF 03-06 is intended to clarify what is a participating security and how to apply the two-class method of computing earnings per share, or EPS, once it is determined that a security is participating, including how to allocate undistributed earnings to such a security. EITF 03-06 is effective for reporting periods beginning after March 31, 2004 and will require the restatement of previously reported EPS. We are evaluating the impact of EITF 03-06 on our financial statements.

Results of Operations

          The following table presents our historical operating results for the periods indicated as a percentage of revenues:

	Fiscal Year Ended			Quarter Ended

	January 26,	February 1,	January 31,	May 3,	May 1,
	2002	2003	2004	2003	2004

Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	68.5	66.4	64.4	66.0	64.6

Gross profit	31.5	33.6	35.6	34.0	35.4
Operating expenses
Merchandising and marketing	48.4	22.9	16.2	18.5	17.1
Fulfillment and customer service	17.2	12.4	12.1	13.2	14.4
General and administration	32.0	11.4	7.4	8.8	9.3
Depreciation and amortization	3.4	1.1	1.4	1.6	2.0

Total operating expenses	100.9	47.8	37.1	42.2	42.9

Income (loss) from operations	(69.4)	(14.2)	(1.4)	(8.2)	(7.5)
Interest income (expense), net	0.6	0.1	(0.1)	0.0	(0.1)
Income taxes	0.0	0.0	0.0	0.0	0.1

Net income (loss)	(68.8)%	(14.1)%	(1.5)%	(8.2)%	(7.7)%

          The following describes certain line items set forth in our consolidated statement of operations:

          Revenues. Our revenues consist of merchandise sold and related outbound shipping fees, net of estimated returns. Merchandise sold includes items shipped from our outsourced fulfillment operation in Hebron, Kentucky as well as products shipped from our drop-ship suppliers. We charge a flat outbound shipping fee of $6.95 for standard shipping of most products. We also offer various expedited shipping options for additional fees. Generally, revenues increase as our number of new customers increases and as our existing customers make additional purchases. Revenues may fluctuate based on our product mix. Revenues have historically been higher in the fourth quarter as a result of higher consumer spending during the December holiday season. We expect this seasonal trend to continue.

          Gross Profit. Our gross profit consists of revenues less the cost of goods sold. Cost of goods sold consists of the cost of merchandise sold and the cost of related outbound shipping. Our cost of merchandise sold consists of amounts paid to our suppliers, inbound shipping costs and reserves for merchandise which may be sold below our cost and inventory shrinkage. Our costs related to outbound shipping fees include amounts paid for outbound freight and insurance. We typically do not enter into contracts or agreements with suppliers that guarantee the long-term availability of merchandise, but instead purchase merchandise pursuant to individual purchase orders. Our gross profit has fluctuated based on the cost of merchandise, product mix and pricing decisions, as well as fluctuations in outbound shipping costs.

          Merchandising and Marketing Expenses. Our merchandising and marketing expenses consist primarily of marketing costs and payroll and related benefit costs for employees involved in merchandising, merchandise programming and marketing operations. Marketing costs include customer acquisition fees paid to affiliates, portals and search engines. Most of these fees are performance-based, requiring payment only when a transaction is consummated, and will generally increase as revenues generated from those marketing relationships increase. Revenues generated through our Bargain Alert email program and from customers visiting our site directly have negligible associated costs. As such, as our revenue mix reflects increased revenues from those two sources, marketing costs should decrease as a percent of revenue.

          Fulfillment and Customer Service Expenses. Our fulfillment and customer service expenses consist primarily of our outsourced fulfillment and customer service operations, payroll and related benefit costs for our employees involved in these operations and credit card fees. Customer service expenses and credit card fees generally increase in proportion to increases in revenue. Additionally, unit and order volume increases result in a similar proportionate increase in fulfillment costs. We do not incur any fulfillment expenses in drop-ship arrangements.

          General and Administration Expenses. Our general and administration expenses consist primarily of payroll and related benefit costs for our employees in technology, website design and content and general corporate activities. These expenses also include costs for hosting systems infrastructure and web and database servers as well as corporate costs such as rent, insurance, bad debt and professional fees.

          Depreciation and Amortization Expenses. Our depreciation and amortization expenses include depreciation related to purchased and leased computer hardware and office equipment and amortization related to purchased and internally developed software. We depreciate hardware and office equipment and amortize purchased software over the asset’s useful life, which is generally three to five years. We amortize internally developed software over 18 months.

          Income Taxes. Income taxes reflect the recording of provisions, benefits and allowances for federal and state jurisdictions. We have not recorded a benefit for our net operating losses because we believe that the available objective evidence creates uncertainty regarding whether we may be able to realize the deferred tax assets. These factors include our history of losses, the fact that the market in which we operate is intensely competitive and the uncertainty surrounding our future results. We will continue to assess the available evidence and determine whether we may be able to realize the deferred tax assets in future periods.

          Net Income (Loss). Our net income (loss) consists of gross profit, less total operating expenses, plus interest income (expense), net, less income taxes.

Comparison of Quarter Ended May 1, 2004 to Quarter Ended May 3, 2003

          Revenues. Revenues increased 16.8% to $22.0 million in the quarter ended May 1, 2004 from $18.8 million in the quarter ended May 3, 2003. The increase in revenues was due primarily to an increase in repeat purchases by existing customers.

          Gross Profit. Gross profit increased 21.6% to $7.8 million in the quarter ended May 1, 2004 from $6.4 million in the quarter ended May 3, 2003. The increase in gross profit primarily resulted from increased sales volume. Of this increase, $1.1 million resulted from higher revenues and $307,000 resulted from a higher average gross margin on products sold.

          Merchandising and Marketing Expenses. Merchandising and marketing expenses increased 8.3% to $3.8 million in the quarter ended May 1, 2004 from $3.5 million in the quarter ended May 3, 2003. The increase in merchandising and marketing expenses primarily resulted from higher revenues generated by performance-based marketing agreements.

          Fulfillment and Customer Service Expenses. Fulfillment and customer service expenses increased 27.2% to $3.2 million in the quarter ended May 1, 2004 from $2.5 million in the quarter ended May 3, 2003. Of this increase, $450,000 resulted from one-time costs associated with moving our warehouse and fulfillment operations in April 2004 and $293,000 resulted from a greater number of orders.

          General and Administration Expenses. General and administration expenses increased 23.0% to $2.0 million in the quarter ended May 1, 2004 from $1.7 million in the quarter ended May 3, 2003. The increase in general and administration expenses was primarily due to additional headcount related to our efforts to expand our use of customer analytics.

          Depreciation and Amortization Expenses. Depreciation and amortization expenses increased 45.1% to $444,000 in the quarter ended May 1, 2004 from $306,000 in the quarter ended May 3, 2003. The increase in depreciation and amortization expenses was primarily due to additional amortization related to internally developed software from projects launched in the fourth quarter of fiscal year 2003 and the first quarter of fiscal year 2004. Two of these projects related to creating our drop-ship platform and improving our website, which were completed during the fourth quarter of fiscal year 2003. The other project related to creating our order management system and was completed in the first quarter of fiscal year 2004.

          Interest Income (Expense), Net. Interest income (expense), net decreased to ($26,000) in the quarter ended May 1, 2004 from ($9,000) in the quarter ended May 3, 2003 due to deferred interest related to our credit facility with Comerica Bank.

          Income Taxes. In the quarter ended May 1, 2004, due to a change in our organizational structure, we recorded a provision of $15,000 for state income taxes that was not required in the quarter ended May 3, 2003.

          Net Income (Loss). As a result of the factors described above, net loss increased 8.6% to $1.7 million in the quarter ended May 1, 2004 from $1.5 million in the quarter ended May 3, 2003.

Comparison of Year Ended January 31, 2004 to Year Ended February 1, 2003

          Revenues. Revenues increased 21.8% to $92.2 million in fiscal year 2003 from $75.8 million in fiscal year 2002. Of this increase, $8.4 million was attributable to an increase in repeat purchases by existing customers and $7.6 million was attributable to an increase in our average sales order value.

          Gross Profit. Gross profit increased 29.1% to $32.9 million in fiscal year 2003 from $25.5 million in fiscal year 2002. Of this increase, $5.4 million was attributable to higher revenues and $1.7 million resulted from a higher average gross margin.

          Merchandising and Marketing Expenses. Merchandising and marketing expenses decreased 14.0% to $14.9 million in fiscal year 2003 from $17.3 million in fiscal year 2002. The decrease in merchandising and marketing expenses resulted from improved pricing for our customer acquisition programs.

          Fulfillment and Customer Service Expenses. Fulfillment and customer service expenses increased 18.4% to $11.1 million in fiscal year 2003 from $9.4 million in fiscal year 2002. The increase in fulfillment and customer service expenses was primarily due to a greater number of orders and the associated higher customer service costs and credit card fees.

          General and Administration Expenses. General and administration expenses decreased 20.6% to $6.9 million in fiscal year 2003 from $8.6 million in fiscal year 2002. Of this decrease, $922,000 resulted from a state sales tax expense in fiscal year 2002 that was not required in fiscal year 2003 due to a change in our organizational structure. In addition, $423,000 of the decrease was attributable to our move in 2003 to a lower-cost facility to host our systems infrastructure and web and database servers.

          Depreciation and Amortization Expenses. Depreciation and amortization expenses increased 51.9% to $1.3 million in fiscal year 2003 from $860,000 in fiscal year 2002. The increase in depreciation and amortization expenses was primarily a result of the purchase of new web servers and additional amortization from the launch of internally developed software projects in the fourth quarter of fiscal year 2003 that related to creating our drop-ship platform and improving our website. These projects were completed during fiscal year 2003.

          Interest (Income) Expense, Net. Interest (income) expense, net decreased to ($66,000) in fiscal year 2003 from $56,000 in fiscal year 2002 due to deferred interest charges related to our credit facility with Comerica Bank.

          Income Taxes. In fiscal year 2003, due to a change in our organizational structure, we recorded a provision of $29,000 for state income taxes that was not required in fiscal year 2002. We had federal net operating loss carryforwards of $35.6 million at the end of fiscal year 2003 and $34.2 million at the end of fiscal year 2002. For both years, the related net deferred tax asset was fully offset by a valuation allowance.

          Net Income (Loss). As a result of the factors described above, net loss decreased 86.9% to $1.4 million in fiscal year 2003 from $10.7 million in fiscal year 2002.

Comparison of Year Ended February 1, 2003 to Year Ended January 26, 2002

          Revenues. Revenues increased 277.5% to $75.8 million in fiscal year 2002 from $20.1 million in fiscal year 2001. The increase in revenue primarily resulted from $42.9 million of purchases by new customers and $10.3 million was attributable to repeat purchases by existing customers.

          Gross Profit. Gross profit increased 302.8% to $25.5 million in fiscal year 2002 from $6.3 million in fiscal year 2001. The increase in gross profit in fiscal year 2002 primarily resulted from the increase in revenues.

          Merchandising and Marketing Expenses. Merchandising and marketing expenses increased 78.4% to $17.3 million in fiscal year 2002 from $9.7 million in fiscal year 2001. The increase in merchandising and marketing expenses resulted from an increase in revenues derived from affiliates and portals.

          Fulfillment and Customer Service Expenses. Fulfillment and customer service expenses increased 172.3% to $9.4 million in fiscal year 2002 from $3.5 million in fiscal year 2001. The increase in fulfillment and customer service expenses primarily resulted from an increase in customer orders.

          General and Administration Expenses. General and administration expenses increased 34.6% to $8.6 million in fiscal year 2002 from $6.4 million in fiscal year 2001. Of this increase in general and administration expenses, $1.2 million was a result of additional headcount to support the growth in our business and $922,000 was due to an increase in the reserve for state sales tax expense in fiscal year 2002.

          Depreciation and Amortization Expenses. Depreciation and amortization expenses increased 27.6% to $860,000 in fiscal year 2002 from $674,000 in 2001. The increase in depreciation and amortization expenses primarily resulted from the purchase of new computer hardware and software for our website.

          Interest (Income) Expense, Net. Interest (income) expense, net decreased 54.8% to $56,000 in fiscal year 2002 from $124,000 in fiscal year 2001 due to additional interest expense related to capital leases obligations.

          Income Taxes. We had federal net operating loss carryforwards of $34.2 million at the end of fiscal year 2002 and $24.1 million at the end of fiscal year 2001. For both years, the related net deferred tax asset was fully offset by a valuation allowance.

          Net Income (Loss). As a result of the factors described above, net loss decreased 22.6% to $10.7 million in fiscal year 2002 from $13.8 million in fiscal year 2001.

Quarterly Operations Data

          The following tables set forth unaudited quarterly consolidated statements of operations data for the nine quarters ended May 1, 2004, including amounts expressed as a percentage of revenues. This quarterly information is unaudited, but has been prepared on the same basis as the annual consolidated financial statements and, in the opinion of our management, reflects all adjustments necessary for a fair representation of the information for the periods presented. This quarterly statement of operations data should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this prospectus. Operating results for any quarter are not necessarily indicative of results for any future period.

	Quarter Ended

	FY 2002				FY 2003				FY 2004

	April 27,	July 27,	October 26,	February 1,	May 3,	August 2,	November 1,	January 31,	May 1,
	2002	2002	2002	2003	2003	2003	2003	2004	2004

	(In thousands)
Revenues	$12,059	$10,558	$19,334	$33,804	$18,806	$17,957	$21,648	$33,823	$21,973
Cost of goods sold	8,224	7,508	12,328	22,223	12,413	11,754	13,632	21,557	14,197

Gross profit	3,835	3,050	7,006	11,581	6,393	6,203	8,016	12,266	7,776
Operating expenses
Merchandising and marketing	2,757	3,139	5,651	5,782	3,475	3,287	3,346	4,797	3,762
Fulfillment and customer service	1,249	1,431	2,386	4,327	2,489	2,330	2,703	3,600	3,165
General and administration	2,346	1,867	2,183	2,238	1,663	1,643	1,480	2,067	2,046
Depreciation and amortization	160	197	213	290	306	263	311	426	444

Total operating expenses	6,512	6,634	10,433	12,637	7,933	7,523	7,840	10,890	9,417

Income (loss) from operations	(2,677)	(3,584)	(3,427)	(1,056)	(1,540)	(1,320)	176	1,376	(1,641)
Interest income (expense), net	(2)	11	24	23	(9)	(12)	(30)	(15)	(26)

Income (loss) before income taxes	(2,679)	(3,573)	(3,403)	(1,033)	(1,549)	(1,332)	146	1,361	(1,667)
Income taxes	—	—	—	—	—	—	—	29	15

Net income (loss)	(2,679)	(3,573)	(3,403)	(1,033)	(1,549)	(1,332)	146	1,332	(1,682)
Accretion of convertible preferred stock	(2,336)	(2,960)	(4,261)	(4,771)	(4,771)	(4,771)	(5,230)	(5,870)	(5,843)

Net income (loss) attributable to common stockholders	$(5,015)	$(6,533)	$(7,664)	$(5,804)	$(6,320)	$(6,103)	$(5,084)	$(4,538)	$(7,525)

	Quarter Ended

	FY 2002				FY 2003				FY 2004

	April 27,	July 27,	October 26,	February 1,	May 3,	August 2,	November 1,	January 31,	May 1,
	2002	2002	2002	2003	2003	2003	2003	2004	2004

Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	68.2	71.1	63.8	65.7	66.0	65.5	63.0	63.7	64.6

Gross profit	31.8	28.9	36.2	34.3	34.0	34.5	37.0	36.3	35.4
Operating expenses
Merchandising and marketing	22.9	29.7	29.2	17.1	18.5	18.3	15.5	14.2	17.1
Fulfillment and customer service	10.4	13.6	12.3	12.8	13.2	13.0	12.5	10.6	14.4
General and administration	19.5	17.7	11.3	6.6	8.8	9.1	6.8	6.1	9.3
Depreciation and amortization	1.3	1.9	1.1	0.9	1.6	1.5	1.4	1.3	2.0

Total operating expenses	54.0	62.8	54.0	37.4	42.2	41.9	36.2	32.2	42.9

Income (loss) from operations	(22.2)	(33.9)	(17.7)	(3.1)	(8.2)	(7.4)	0.8	4.1	(7.5)
Interest income (expense), net	—	0.1	0.1	0.1	—	(0.1)	(0.1)	—	(0.1)
Income taxes	—	—	—	—	—	—	—	0.1	0.1

Net income (loss)	(22.2)	(33.8)	(17.6)	(3.1)	(8.2)	(7.4)	0.7	3.9	(7.7)
Accretion of convertible preferred stock	(19.4)	(28.0)	(22.0)	(14.1)	(25.4)	(26.6)	(24.2)	(17.4)	(26.6)

Net income (loss) attributable to common stockholders	(41.6)%	(61.9)%	(39.6)%	(17.2)%	(33.6)%	(34.0)%	(23.5)%	(13.4)%	(34.2)%

          During the last two quarters of fiscal year 2003, we began to lower our advertising spending on portals in order to improve our net income (loss). These efforts resulted in slower revenue growth during the second half of fiscal year 2003, a significant reduction in merchandising and marketing expenses and net income of $1.3 million for the quarter ended January 31, 2004 and $146,000 for the quarter ended November 1, 2003. During the same period, we began to derive significant additional revenues from search engines and we began our efforts to expand our use of customer analytics. These efforts resulted in year-over-year revenue growth of 16.8% in the quarter ended May 1, 2004 compared to 0.0% in the quarter ended January 31, 2004 and 12.0% in the quarter ended November 1, 2003.

Liquidity and Capital Resources

          Since inception, we have funded our operations through the sale of equity securities, credit facilities, capital lease obligations and cash generated from operations. The significant components of our working capital are inventory and liquid assets such as cash and trade accounts receivable, reduced by accounts payable and accrued expenses.

          As of May 1, 2004, we had working capital of $13.6 million, including cash and cash equivalents of $7.8 million, partially offset by accounts payable of $3.0 million and short-term borrowings of $2.5 million. As of January 31, 2004, we had working capital of $15.2 million, including cash and cash equivalents of $10.8 million, partially offset by accounts payable of $5.0 million. As of May 1, 2004, the long-term portion of our capital lease obligations was $119,000. Due to the seasonal nature of our business, cash and cash equivalents, inventory and accounts payable are generally higher in the fourth quarter, resulting in fluctuations in our working capital.

Cash Flows Used in Operating Activities

          Net cash used in operating activities was $1.7 million, $9.4 million and $12.5 million in fiscal years 2003, 2002 and 2001, respectively. The decrease in net cash used by operating activities in fiscal year 2003 as compared to fiscal year 2002 and from fiscal year 2002 as compared to fiscal year 2001 was primarily due to the reduction in our net loss. Net cash used in operating activities during the quarters ended May 1, 2004 and May 3, 2003 was $5.0 million and $4.9 million, respectively. The increase in cash used in operating activities in the quarter ended May 1, 2004 as compared to the quarter ended May 3, 2003 was primarily due to changes in working capital requirements.

Cash Flows Used in Investing Activities

          Net cash used in investing activities was $1.2 million, $1.8 million and $0.5 million in fiscal years 2003, 2002 and 2001, respectively. The decrease in net cash used by investing activities in fiscal year 2003 as compared to fiscal year 2002 resulted from moving our corporate headquarters in 2002. The increase in net cash used in investing activities from 2002 as compared to 2001 was primarily due to the purchase of hardware and software for our website and moving our corporate headquarters. Net cash used in investing activities during the quarter ended May 1, 2004 was $443,000. Net cash provided by investing activities during the quarter ended May 3, 2003 was $29,000. The increase in cash used in investing activities in the quarter ended May 1, 2004 as compared to the quarter ended May 3, 2003 was primarily due to construction and completion of our order management system, as well as our new database and information system.

Cash Flows Provided by Financing Activities

          Net cash provided by financing activities was $4.7 million, $18.6 million and $11.0 million in fiscal years 2003, 2002 and 2001, respectively. Cash provided by financing activities is primarily the result of proceeds from the sale of convertible preferred stock and warrants to purchase convertible preferred stock. In September 2003, we sold $5.0 million of our series C convertible preferred stock and warrants to purchase our series C convertible preferred stock. In July and September 2002, we sold $9.0 million and $5.0 million, respectively, of our series C convertible preferred stock and warrants to purchase our series C convertible preferred stock. In April 2002, we sold $5.0 million of our series B convertible preferred stock and warrants to purchase our series B convertible preferred stock. At various times during fiscal 2000 and 2001, we sold a total of $33.0 million of our series A convertible preferred stock. Net cash provided by financing activities during the quarter ended May 1, 2004 was $2.4 million. Net cash used in financing activities during the quarter ended May 3, 2003 was $15,000. The increase in cash provided by financing activities in the quarter ended May 1, 2004 as compared to the quarter ended May 3, 2003 was primarily due to borrowings on our senior secured credit facility.

Our Credit Facility

          In December 2002, we entered into a senior secured credit facility with Comerica Bank for a revolving line of credit of up to $7.0 million. As of June 29, 2004, we amended this credit facility to increase the maximum commitment amount to $10.0 million. The borrowings under this credit facility bear interest at a rate of 1% over the prime rate, which may vary from time to time. The credit facility will mature on June 30, 2005. In connection with the amendment of this credit facility, we agreed to issue to Comerica Bank a warrant to purchase 125,000 shares of our common stock at an exercise price equal to the per share price of this offering. This credit facility was collateralized with all of our assets. As of June 30, 2004, we had no outstanding borrowings under this credit facility.

Contractual Obligations

          The following table summarizes our contractual obligations as of May 1, 2004 and the expected effect on liquidity and cash flows (in thousands). We have no other material contractual commitments at this time.

		Less than
Contractual Obligations	Total	1 Year	1-3 Years	Over 3 Years

Operating leases	$1,912	$648	$1,264	$—
Capital leases	396	229	167	—
Minimum contractual service fees	1,942	482	1,460	—

Total	$4,250	$1,359	$2,891	$—

          We believe that cash and cash equivalents on hand and our senior secured credit facility with Comerica Bank, as well as cash flows from operations, will be sufficient to continue our operations for the foreseeable future. While we anticipate that our cash flows from operations will be sufficient to fund our operational requirements, future capital and operating requirements may change and will depend on many factors, including the level of our net sales, the expansion of our sales and marketing activities, the cost of our fulfillment operations, potential investments in businesses or technologies and continued market acceptance of our products. We could be required, or could elect, to seek additional funding through a public or private equity or debt financing in the future, and this financing may not be available on terms acceptable to us, or at all.

Off Balance Sheet Arrangements

          We do not have any off balance sheet arrangements.

Impact of Convertible Preferred Stock Accretion

          The following table outlines the expected monthly accretion of convertible preferred stock that we expect to incur prior to any conversion to common stock:

Series A	$669
Series A-1	106
Series B	196
Series C	977

Total monthly accretion	$1,948

Controls and Procedures

          Our independent registered public accountants have advised us that we should implement a purchase order system for non-inventory items and better segregate tasks performed by our accounting department so that account reconciliations are not performed by employees who have regular access to the related assets or who enter transactions on the accounts being reconciled. They have also recommended that we formalize the documentation of our accounting policies, our quarter-end and year-end closing procedures and our bank reconciliation reviews. We are currently in the process of hiring additional personnel to implement the purchase order system and our accountants’ recommended changes related to the segregation of accounting tasks. We expect that these initiatives will be completed by October 31, 2004. In addition, we are in the process of formalizing our documentation procedures and expect that this initiative will be completed by September 30, 2004.

Impact of Inflation

          Inflation and changing prices did not have a significant impact on our operations during the periods presented.

Quantitative and Qualitative Disclosures about Market Risk

          The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, we invest in short-term, high quality, interest bearing securities. Our investments in debt securities are subject to interest rate risk. To minimize our exposure to an adverse shift in interest rates, we invest in short-term securities and maintain an average maturity of three months or less. We do not believe that a 10% change in interest rates would have a significant impact on our interest income.

BUSINESS

Overview

          We are a leading online retailer of high quality, excess merchandise offered at an average of 50% off everyday retail prices. We sell thousands of brand name and high quality products across a variety of departments, ranging from home goods to apparel to electronics, in one location, www.smartbargains.com. Our strategy is to offer the best brands at outstanding values. Many of our product offerings, which we refer to as deals, are available in limited quantities and sell out rapidly. We believe that our constantly changing assortment of deals helps to create a “treasure hunting” experience and generates shopping urgency. It is the combination of best brands, low prices and constant change that we believe creates outstanding values for our customers, encouraging them to visit often and purchase frequently.

          We believe that our business model is well suited for the excess inventory market, which is characterized by fragmented supply and demand resulting in an inefficient sales channel. We utilize our merchandising strategy and the Internet to effectively match excess merchandise supply with demand. Our customers benefit by being able to conveniently purchase a broad range of quality goods at outstanding values. Our suppliers, including manufacturers and retailers, benefit by being able to efficiently monitor and protect the integrity of their brands and their primary distribution channels, while disposing of small or large quantities of merchandise.

          We have assembled a management team with merchandising, retailing, direct marketing and technology expertise. Our experienced merchandising team uses strict buying disciplines to purchase high quality products that we believe will attract our target customers and meet our financial objectives. We strive to generate shopping urgency through our event based merchandising strategy, including time based promotions, countdown clocks and private sales. We analyze information regarding the shopping and browsing habits of customers on our website and use these customer analytics in order to increase repeat purchases from existing customers and cost-effectively acquire new customers.

          Since our launch in 2000, over 1.4 million customers have purchased merchandise on our website. As of May 1, 2004, we had over 1.3 million subscribers to our Bargain Alert emails. Over the last two fiscal years, we have grown our revenues from $20.1 million to $92.2 million, representing a compound annual growth rate of 114%, and we have decreased our net loss from $13.8 million to $1.4 million. Our accumulated deficit at the end of fiscal year 2003 was $83.9 million, of which $39.1 million was attributable to net losses and $44.8 million was attributable to the accretion of our convertible preferred stock. Our convertible preferred stock will convert into common stock upon the closing of this offering.

Industry Overview

Growth of the Internet and Online Commerce

          The increasing pervasiveness of the Internet and broadband connections is driving growth in online shopping. International Data Corporation, or IDC, estimates that there were approximately 185 million Internet users in the United States in 2003 and expects that number to grow to 238 million Internet users in 2008. Over the same period, IDC estimates that households in the United States with broadband connections will increase from 22 million to 59 million.

          According to IDC, business to consumer electronic commerce spending was $96.3 billion in 2003 and will grow to $250.8 billion in 2007, representing a compound annual growth rate of 27%. Jupiter Research estimates that women, who make up 51% of the online population, account for a majority of online retail spending. A major factor contributing to the overall growth of online shopping at home is the increasing use of broadband Internet services. According to comScore Networks, consumers with broadband connections are at least 50% more likely to make an online purchase than those with narrowband connections.

          The Internet provides a number of advantages to online retailers, including the lower cost of managing and maintaining a website as opposed to physical storefronts, the ability to more efficiently reach and serve a large and geographically dispersed group of customers and the potential for personalized, low-cost customer interaction. Online retailers can more quickly react to changing consumer tastes and preferences by adjusting their featured selections, editorial content, shopping interfaces, pricing and visual presentations. In addition, online retailers generally do not incur the significant printing and mailing costs of catalog marketing. Finally, online retailers can more easily analyze customer shopping habits to increase opportunities for direct marketing and personalized services. On the other hand, the Internet also provides a number of distinct challenges to online retailers. Online retailers must adequately address concerns about the security of online transactions, interruptions in connectivity, the privacy of personal information, and delivery time associated with Internet orders.

Excess Inventory Market

          As of June 2000, the excess consumer goods inventory market represented a $60 billion annual market in the United States, according to the most recent market statistics available from AMR Research. Excess inventory is created by numerous factors, including seasonality, order cancellations and shortened product lifecycles. The increasing purchasing power of major retailers is pushing inventory risk to manufacturers. In addition, inefficient retail forecasting and economic fluctuations can also result in oversupply of merchandise at the retail level.

          We believe that the disposal of excess merchandise represents a significant challenge for many manufacturers and retailers, especially those that sell brand name and high quality products. Due in part to the wide variations in lot sizes, these suppliers often use multiple sources to sell their excess inventory, creating additional logistical burdens and reducing control of distribution. Many manufacturers and retailers may not have access to, or may not wish to devote the necessary resources to develop, Internet or other direct marketing channels to efficiently sell excess merchandise directly to consumers. In addition, many manufacturers and retailers of branded products devote substantial resources to developing and protecting their brands. These suppliers seek to avoid channel conflict, or the weaker pricing and diminished brand strength that often results when their full-price products are sold alongside their discounted products. These suppliers are also concerned with the length of time that their excess merchandise remains on the market and the manner and integrity with which the merchandise is sold. To date, few solutions have existed for these manufacturers and retailers to dispose of excess merchandise quickly while protecting their brands and primary distribution channels.

          Historically, excess inventory has been distributed and sold through multiple channels, including off-price retail chains, outlet malls, auction websites and wholesalers, or jobbers. We believe that these channels face many challenges in merchandising and selling excess inventory. Major retail chains, due to their size, require large quantities of inventory to stock locations, limiting their purchasing flexibility. In addition, retail chains require numerous locations to reach a large number of consumers, the cost of which can erode margin or lead to higher prices. Outlet malls in the United States, currently numbering approximately 290 according to industry sources, are often geographically separated from other retail stores to avoid cannibalization of a retailer’s primary channels, making them inconvenient for many consumers. Auction websites offer products to consumers in lots of only a few items in most situations, representing a wide assortment of products but limited depth in each product offering. Jobbers are middlemen and often do not have their own retail channels. As such, a supplier that sells excess inventory to jobbers can lose control of the final destination of the goods, which jeopardizes the integrity of its brand. For suppliers, multiple retail locations require significant additional logistical support, including packaging and shipping by store, reducing the profitability of a transaction.

The SmartBargains Solution

          Our business model combines our strategy with the Internet to more effectively meet the needs of consumers and suppliers. This strategy is to offer the best brands at outstanding values while generating shopping urgency. We bring together the fragmented supply and demand of excess merchandise in a single online location to create an efficient distribution channel not burdened by the overhead associated with operating physical retail locations. We believe we have built a strong brand by providing a carefully selected assortment of high quality merchandise at an average of 50% off everyday retail prices. For our suppliers, we have the flexibility to purchase a variety of products and lot sizes, quickly post merchandise to our website and sell products efficiently and rapidly. In addition, our centralized warehouse and fulfillment center enables our suppliers to ship product to a single location, easing the burden on their infrastructure. Finally, by only offering excess merchandise, we minimize channel and brand conflict for our suppliers.

          We have put in place the organization and systems to support our business model. Our professionals have a broad range of experience across merchandising, retailing, direct marketing and technology. Our integrated buying teams have the expertise in the excess merchandise industry to identify desirable products as well as the everyday retail prices at which these products are available. Our buying teams seek to negotiate purchase terms for these products that can generate target gross profits for us while offering consumers significant discounts from everyday retail prices. We have developed a scalable technology platform to support our operations, including merchandising, marketing, order management, inventory and accounting. We utilize our customer analytics to better understand our customers’ shopping habits in order to increase repeat purchases from existing customers. In addition, by analyzing the buying patterns of existing customers on our website, we can determine the most cost-effective customer acquisition sources and effectively target future marketing expenditures.

          We believe we provide the following compelling benefits to consumers and suppliers:

Benefits for Consumers

•	High Quality Merchandise at Outstanding Values. We sell brand name and high quality merchandise from leading manufacturers and retailers at an average of 50% off everyday retail prices.

•	Constantly Changing Product Assortment. We offer a wide and constantly changing selection of products. To highlight the limited quantities of our inventory and create a sense of shopping urgency, we utilize event based marketing, including our countdown clock and limited time sales events. We believe this creates a “treasure hunting” experience, stimulating strong customer satisfaction and loyalty.

•	Broad Selection in One Convenient Location. We offer thousands of products across a variety of departments on our easy-to-navigate website, allowing customers to bargain shop without the need to travel to disparate retail locations during store operating hours. Our customers can access our website at their convenience, 24 hours a day, seven days a week.

•	Positive Customer Experience. We believe we have earned the trust of our customers by providing a carefully selected assortment of brand name and high quality merchandise at consistent value, detailed product information and reliable comparative pricing. We support our customers with responsive customer service in a secure shopping environment.

Benefits for Suppliers

•	Single Source for Product Disposition. Unlike many multi-store retail chains that often require large lot purchases to stock appropriate levels of inventory at their multiple locations, we have the flexibility to buy and sell both small and large product lots in a highly efficient manner. As a single source for the liquidation of excess merchandise, we provide suppliers with greater control of distribution by reducing the need to spread product across multiple channels.

•	Flexible Distribution Methods. We have the flexibility to tailor our purchasing to a supplier’s needs, including direct purchases from the supplier for distribution from our fulfillment facility or drop-ship arrangements where the supplier’s product is merchandised on our website and distributed by the supplier. If a supplier does not possess the ability to sell products directly to consumers over the Internet, we can provide the necessary warehouse and distribution capabilities.

•	Protection of Brand Integrity. By jointly developing merchandising and advertising strategies, we help our suppliers protect the integrity of their brands. We often work with our suppliers to determine the manner in which we promote their merchandise and visually present it on our website. For example, some suppliers desire the prominent use of their brand names in our advertising while others prefer that we only use their brand names together with their products on our website.

•	Resolution of Channel Conflict. We offer an online distribution channel that focuses exclusively on the sale of excess merchandise. By utilizing separate distribution channels, our suppliers are able to sell their excess inventory independently of their full-priced products. We believe this enables our suppliers to avoid customer confusion and potential loss of sales of their full-priced products.

Growth Strategy

          Our objective is to become the leading profitable online retailer of brand name and high quality excess merchandise. In order to accomplish this objective, we intend to expand our customer base, generate additional repeat purchases from our customers and increase our order value. We plan to execute this strategy as follows:

Expand Our Product Offerings

          We sell a broad selection of merchandise across a variety of departments to attract our target customers, create frequent customer visits to our website and drive a greater number of repeat purchases. In order to expand our product offerings, we plan to execute the following strategies:

•	Increase Breadth of Merchandise. We plan to expand the variety and breadth of merchandise that we purchase directly from suppliers, adding products that we believe will continue to attract and maintain a loyal customer base. Specifically, we believe that significant opportunities for expansion exist in product lines for children, the home and women’s and men’s apparel. Utilizing our understanding of consumers’ shopping behavior, our merchandise expansion strategy is designed to maximize sales from existing customers and to acquire new customers.

•	Expand Our Drop-Ship Program. We introduced a drop-ship program in November 2003 and plan to expand this effort. With drop-ship arrangements, we post suppliers’ products directly on our website and customer orders are shipped directly from the suppliers. The process is seamless to the customer, allowing us to expand our offerings of products that are inherently less economic for us to merchandise. For example, products such as women’s shoes require a significant inventory investment due to the need to stock numerous sizes, colors and styles, and products such as furniture have shipping costs that are prohibitively expensive. Drop-ship arrangements eliminate our need to carry additional inventory to support selected new products.

•	Develop New Strategic Supplier Relationships. We plan to develop additional strategic relationships with manufacturers and retailers. These relationships will include initiatives to expand our development of branded departments on our website for companies that do not have effective distribution channels for their excess merchandise. We believe we provide suppliers with an attractive additional distribution channel without requiring them to make any incremental capital investment.

Expand Our Use of Customer Analytics

          We recently expanded our customer analytics tools with the launch of an enhanced database and information management system that generates a more comprehensive view of our customers’ shopping habits on our website. We believe that this view will enable us to execute the following strategies:

•	Expand Our Direct Marketing Efforts. Our direct marketing efforts primarily consist of targeted online marketing to current and prospective customers. Direct marketing is the most cost-effective means for us to acquire and retain customers. Improved data analytics will enable us to effectively expand these direct marketing efforts.

•	Increase Effectiveness of Online Advertising Efforts. We advertise online through affiliates, portals and search engines. Improved customer analytics will allow us to target the most effective advertising channels and allocate our expenditures accordingly.

•	Implement Additional Selling Techniques and Personalization. A more detailed understanding of shopping habits will allow us to position products on our website to increase customer purchases and introduce higher-priced products and complementary products, also known as up-selling and cross-selling, at the time of purchase. We also plan to introduce personalized content throughout the shopping process to support our customer acquisition and retention programs. We expect these efforts will allow us to strengthen our relationships with customers, thereby increasing our customer base, order value and number of repeat purchases.

Merchandising

          Our merchandising teams consist of buyers, planners and merchandise programmers, bringing together individuals involved with both the purchase and the sale of products. Each team specializes in particular products. We believe these teams enable us to purchase high quality, excess merchandise that can be presented in a compelling fashion, while offering our customers outstanding values. Our buying teams purchase merchandise from more than 300 suppliers, allowing us to offer a carefully selected and constantly changing assortment. We currently offer over 7,000 products across the product departments listed below.

•	Art & Wall Decor, such as photography, abstract art and wall tapestries;

•	Bedding & Bath, such as sheets, comforters, duvet covers and pillows;

•	Electronics, such as cameras, audio equipment and video equipment;

•	Home Furnishings, such as rugs, slipcovers, lamps, furniture and curtains;

•	Home Improvement, such as power tools, hardware and vacuum cleaners;

•	Housewares, such as kitchen appliances, dinnerware, cutlery and cookware;

•	Jewelry & Watches, such as bracelets, earrings, rings, necklaces and pendants;

•	Luggage;

•	Men’s Apparel, such as suits, shirts and outerwear;

•	Shoes;

•	Toys & More, such as activity toys, stuffed animals and video games;

•	Women’s Accessories, such as handbags, totes and wallets; and

•	Women’s Apparel, such as suits, dresses, tops, pants and outerwear.

          We have created our departments to help our customers browse, navigate and shop on our website. To reflect our constantly changing assortment of product offerings and our holiday and other event-based merchandising programs, we adjust the number and composition of our departments from time to time.

Buying and Pricing Strategy

          Our buyers utilize their supplier relationships to purchase a carefully selected and constantly changing assortment of brand name and high quality merchandise that can be offered to our customers at an average of 50% off everyday retail prices. Our 21 buyers have an average of 15 years experience in off-price retailing. As a result of their experience and ongoing involvement in the excess inventory market, we believe our buyers possess a deep understanding of product trends, prices and values. Applying these key criteria, our buyers purchase the products we believe will be attractive to our customers, sell quickly and generate target gross margins for us.

          Traditionally, retailers apply a markup to an established cost in order to arrive at retail value. We believe that in order to establish retail prices for our merchandise, it is critical to understand the current market pricing and to target an appropriate discount to meet customer expectations and our financial objectives. Our buyers routinely review the prices at which our merchandise is sold by other retailers. We first establish an appropriate discounted retail price that we believe our customers will find compelling and then determine the maximum cost that we will pay based on our targeted gross margins.

Merchandise Programming

          Our merchandise programming department utilizes timing, event and customer based programs as well as effective site management to create a sense of shopping urgency and generate repeat visits and purchases. Our website features timing based programs that highlight the constantly changing nature of our merchandise, including lunchtime specials, private sales and limited time retail closeouts. We utilize event based marketing to generate excitement on our website, highlighting a particular product classification or brand by offering particular items at promotional prices for limited time periods. For example, we periodically run a limited time event highlighting our selection of women’s suits. We also run promotions for particular customer segments, such as private sales that target only our Bargain Alert subscribers or sales that target particular customers’ buying habits.

          Our merchandise programming department determines the position and presentation of merchandise on our website. We utilize real time sales reporting to move merchandise to different locations on our website with the goal of higher conversion rates. Our systems allow us to monitor customer interaction with our website at the department, sub-category and product level and to position products to optimize sell through. In addition, we have the ability to update the features and functionality of our website in response to our customers’ demands. We plan to introduce personalized content throughout the shopping process to enhance merchandise programming.

Suppliers

          We believe we provide compelling benefits to our suppliers by providing an efficient channel for the sale of excess merchandise. We seek to purchase only brand name and high quality merchandise. We currently purchase products from over 300 suppliers. We purchase approximately 80% of our products from manufacturers and the balance from retailers and wholesalers. Generally, we purchase merchandise pursuant to individual purchase orders and receive 30-day payment terms. For the year ended January 31, 2004, merchandise from no single supplier accounted for more than 5% of our revenue.

Marketing

          Our marketing strategy, combined with our merchandising strategy, is designed to acquire and retain customers in a cost-effective manner. We focus our customer acquisition efforts on attracting our target customers. Upon acquiring a customer, our goal is to increase the value of the customer by generating repeat visits to and purchases from our website.

          We believe our customers are brand and quality conscious, with buying behaviors driven by value and savings. Approximately 74% of our customers are women with average household incomes of $89,000, based on an independent analysis of our customers commissioned by us and conducted in February 2004. The analysis, which was based on 252 telephone interviews, also revealed that 62% of our customers use a broadband Internet connection to access our website. We believe our prices, at an average of 50% off everyday retail prices, and constantly changing assortment of deals promote customer satisfaction and a loyal customer base.

Customer Acquisition

          Our customer acquisition efforts include a combination of affiliates, portals and search engines:

•	Affiliates. Using the significant marketing experience of our management team, we have entered into advertising agreements with other website operators, or affiliates, that enable us to advertise our merchandise across hundreds of participating websites by providing links that direct customers to our website. We believe we provide these marketing affiliates compelling benefits by allowing them to provide significant savings to their visitors. Affiliates are generally compensated on a pay-for- performance basis.

•	Portals. We have developed advertising relationships with major Internet portals to attract customers to our website. Given their broad customer reach, we advertise on the AOL, MSN and Yahoo! portals. We have also developed a SmartBargains’ website, branded AOL® Outlets and located at www.aoloutlets.com, which features our merchandise and is maintained by us. Portals are typically compensated on a fixed fee or a pay-for-performance basis.

•	Search Engines. We maintain relationships with both paid and free search engines to display a link to our website in their search results. We currently have relationships with Google and Overture, a division of Yahoo!. Our broad and constantly changing product selection enables us to utilize a large quantity of keywords that we frequently test and measure for their effectiveness. We are also pursuing relationships with emerging search engines as a means of cost-effectively attracting additional consumers to our website. Search engines are generally compensated on a pay-for-performance basis.

Customer Retention

          Our customer retention efforts utilize a proprietary database of 1.4 million consumers who have opted-in to receive our marketing promotions. Upon acquiring a customer, our goal is to retain that customer and increase the value of the customer by generating repeat visits to our website and repeat purchases.

          Our main customer retention tool is our Bargain Alert email program. We send over 2.5 million emails each week to consumers who have opted-in to receive these offers. We believe our Bargain Alert email program provides compelling benefits to consumers, including first access to new deals, private sales and last chance opportunities. Merchandise offered through a Bargain Alert email often sells out before being posted broadly on our website.

Our Website

          We believe that we provide our customers with a shopping experience that aids in satisfaction and high repeat purchases. We offer a carefully selected assortment of high quality merchandise, conveniently organized in a variety of product departments. Each department has multiple sub-categories to facilitate the shopping process. We believe our website is easy to navigate and allows customers to search by department, sub-category, discount level, designer and product. Our streamlined checkout process allows customers to purchase product in three simple steps. We seek to create trust during the purchasing process by offering secure and efficient transaction processing. We regularly enhance the features and functionality of our website to improve the customer shopping experience.

          We have endeavored to make shopping on our website as easy as possible. Our production professionals utilize a proprietary technology platform to efficiently post products and related information to our website. Product pages contain product photographs, displayed in multiple sizes and shown with all available color combinations, and detailed descriptions of each item.

Customer Service

          We believe that our ability to establish and maintain long-term relationships with our customers and encourage repeat visits and purchases is due in part to our customer service. We prominently display all of our guarantees and policies on our website to instill confidence in our customer base. We outsource our customer service center to Market Central in Jacksonville, North Carolina. Customer service representatives handle customer inquiries, answer their merchandise questions and place orders on their behalf. We monitor calls with our customers in order to assure that our customer service standards are met. Customer service representatives are available on weekdays from 9:00 a.m. to midnight eastern time and on weekends from 9:00 a.m. to 7:00 p.m. eastern time.

          We believe that our customer service is enhanced by our hassle-free return policy. This policy enables customers to return most items to us within 30 days after receiving their order and receive a 100% refund of the merchandise price, not including shipping fees.

Fulfillment

          Orders placed on our website are fulfilled either by us from our outsourced warehouse or by our suppliers on a drop-ship basis. We outsource our warehouse and fulfillment operations to UPS Supply Chain Solutions, a subsidiary of UPS. In January 2004, we entered into a five-year agreement with UPS Supply Chain Solutions for our warehouse and fulfillment operations that can be terminated by either party after three years. These operations currently occupy approximately 150,000 square feet of a facility in Hebron, Kentucky. We believe that additional space in this facility is large enough to support our expansion requirements for at least the next three years.

          We charge a flat shipping fee of $6.95 for standard shipping of most products. We also offer various expedited shipping options for additional fees. Most orders are shipped within one to two business days after they are placed through our website. We currently ship only to addresses in the United States.

Technology and Systems

          We use a combination of proprietary and commercially available technologies to support our operations. Our application architecture is based on Microsoft’s .NET platform for our web and application servers and on the UNIX operating system for our Oracle database servers. Our technology platform is divided into the following five major components:

•	Site Content and Management. Our site and content management applications are deployed through a proprietary intranet system. Site content, product management, promotions and other aspects of the customer experience are controlled by our merchandise programming and production groups on a real time basis and can be programmed to schedule and deploy future events.

•	E-Commerce Platform. Our proprietary technology manages order processing so that each item on a customer order is routed to its proper fulfillment source.

•	Transaction Management. Our transaction management systems are architected to facilitate integration with third parties as part of our affiliate, portal, customer service, drop-ship and fulfillment relationships. The architecture is designed for flexible interfaces that we can rapidly build and modify. Our solution supports most standard interfaces, including electronic data interchange, or EDI, and simple object access protocol, or SOAP.

•	Administrative Applications. We utilize a proprietary purchase order management system and merchandising analytics tools. Our financial systems are built on Microsoft’s Great Plains platform.

•	Outsourced Services. We utilize services provided by Akamai Technologies to serve pages to visitors to our website. In addition, we utilize the services of Commission Junction, a division of ValueClick, to process links from affiliate, portal and Bargain Alert advertisements to our website.

          We utilize a relational database solution that consists of two parallel Oracle databases to provide fault tolerance and redundancy. Each database has a dedicated Sun Microsystems SunFire 4800 server. We believe that this solution is highly scalable by adding additional relatively inexpensive servers and processors. Data is stored on an EMC dual fiber channel disk array with the capacity to hold up to two terabytes of data.

          Security is provided at multiple levels in both our hardware and software. For transmission of confidential personal information between customers and our Web server, we incorporate secure socket layer technology, or SSLT, such that all data is transmitted via a 128-bit encrypted session. All customer data is held behind appropriate firewalls. In addition, customer passwords and credit card information are encrypted. We use fraud prevention technology to identify potentially fraudulent transactions, and our verification process includes, in many cases, contacting the cardholder or credit card issuer to determine whether a charge was authorized.

          Our systems infrastructure and web and database servers are hosted at SAVVIS Communications in Waltham, Massachusetts, which provides communication links, 24-hour monitoring and engineering support. SAVVIS has its own generator and multiple back-up systems in Waltham. We archive our databases daily and store them at a secure facility.

          Our site systems are operated 24 hours a day, seven days a week and have had historical system uptimes of more than 99.9%. We believe that our current hardware and software configuration could support more than three times our current maximum requirements.

Competition

          The excess merchandise market is competitive and rapidly evolving. We compete with Internet and other retailers. We believe that competition in this market is based primarily on price, quality of merchandise, breadth of selection, customer service and brand recognition.

          Current or potential competitors include a variety of companies that can be divided into the following broad categories:

•	Internet based off-price retailers, such as Bluefly and Overstock.com;

•	off-price retail chains, such as Ross Stores, TJX Companies and Tuesday Morning;

•	auction websites, such as eBay;

•	outlet malls; and

•	discount retailers and wholesale clubs, such as Wal-Mart and Costco Wholesale.

          We believe that we compete effectively by offering a wide assortment of brand name and high quality merchandise at an average of 50% off everyday retail prices. We believe our easy-to-navigate, content rich website offers a compelling shopping environment for our customers. We support the purchasing process at every step, from our website to order fulfillment, with responsive customer service.

Intellectual Property

          We regard our intellectual property, particularly our service marks and domain names, as critical to our success. We rely on a combination of contractual restrictions, copyrights and trade secrets to protect our proprietary rights, know-how, information and technology. These contractual restrictions include agreements for confidentiality, non-competition and invention assignments. We generally require these types of agreements with our employees, contractors, suppliers and third parties with whom we have strategic relationships. In addition, we pursue the registration of our service marks in the United States and certain other countries. In the United States we have registered “smartbargains” and “smartbargains.com” as service marks and use “The Bargain Alert” as an unregistered service mark. We also have registered “smartbargains” in certain other countries. We currently hold the smartbargains.com Internet domain name and various other related domain names.

Government Regulation

          We are not currently subject to direct federal, state or local regulation other than regulations applicable to businesses generally or directly applicable to retailing or online commerce. However, as the Internet becomes increasingly popular, it is possible that a number of laws and regulations may be adopted with respect to the Internet. These laws may cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Further, the growth of online commerce may prompt calls for more stringent consumer protection laws. Several states have proposed legislation to limit the uses of personal user information gathered online or require online companies to establish privacy policies. The Federal Trade Commission has also initiated action against at least one online company regarding the manner in which personal information is collected from users and provided to third parties. We do not currently provide individual personal information regarding our users to third parties. However, the adoption of additional privacy or consumer protection laws could create uncertainty in Internet usage and reduce the demand for our products and services.

          We are not certain how our business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity, qualification to do business and export or import matters. The vast majority of these laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws or new laws intended to address these and other issues could create uncertainty for those conducting online commerce. This uncertainty could reduce demand for our products or increase the cost of doing business as a result of litigation costs or increased fulfillment costs. For example, the state of Utah recently adopted the Spyware Control Act, which, if effective, would limit the gathering of certain types of Internet usage data and the display of certain types of pop-up advertisements. This act was to become effective on May 3, 2004, but in response to an action by a third party challenging its constitutionality, a state court in Utah has issued a preliminary injunction keeping the act from going into effect.

Employees

          As of May 1, 2004, we employed 106 full-time employees. From time to time, we also employ part-time employees and independent contractors to support our operations. All of our current employees are subject to two-year non-competition agreements, except for Mr. Rosendorf, who is subject to a one-year non-competition provision under his employment contract. Our employees are not party to any collective bargaining agreement, and we have never experienced an organized work stoppage. We believe our relations with our employees are good.

Facilities

          Our corporate headquarters, located in Boston, Massachusetts, consists of approximately 22,000 square feet and is subject to a sublease that expires in August 2007. We believe that suitable additional or substitute space will be available as needed. Our outsourced warehouse and fulfillment operations currently occupy approximately 150,000 square feet of a facility in Hebron, Kentucky. We believe that additional space in this facility is large enough to support our expansion requirements for at least the next three years.

Legal Proceedings

          On May 6, 2004, Overstock.com, Inc. filed a complaint against us in the Third Judicial District Court in Salt Lake County, State of Utah, relating to the use of certain forms of pop-up advertising delivered by an online advertising company. The complaint, which seeks injunctive relief and monetary damages, alleges that we violated the Utah Spyware Control Act, engaged in unfair competition and improperly interfered with Overstock’s current and potential customers. The Utah Spyware Control Act has not yet become effective, and the State of Utah may be permanently enjoined from making it effective. The complaint seeks $10,000 per alleged violation under the provisions of the Utah Spyware Control Act, but does not specify the number of alleged violations for which these damages are sought. Because the Utah Spyware Control Act has not become effective, we believe that we cannot be liable for alleged violations under the act’s provisions. However, even if the Utah Spyware Control Act is permanently enjoined, Overstock.com may be able to pursue the claims that it has raised that do not depend on the effectiveness of this act. The aggregate damages that Overstock.com seeks for these claims have not been quantified in its complaint. On June 30, 2004, we filed a response denying the plaintiff’s allegations and we intend to vigorously defend this lawsuit. While we are indemnified by the online advertising company that delivered the pop-up advertising, this indemnification may be insufficient should the plaintiff prevail.

          In the ordinary course of our business, we are subject to periodic lawsuits, investigations and claims. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, we do not believe that any currently pending legal proceeding to which we are a party will have a material adverse effect on our business, prospects, financial condition or results of operations.

MANAGEMENT

Executive Officers, Directors and Key Employees

          Our executive officers, directors and key employees, their positions and their ages as of June 30, 2004, are as follows:

Name	Age	Position

Carl S. Rosendorf	53	President, Chief Executive Officer and Director
Stephen M. Joseph	45	Executive Vice President and Chief Financial Officer
Benjamin D. Fischman	33	Executive Vice President, Strategic Development
Steven D. Goldsmith	37	Executive Vice President, Chief Merchandising Officer
Steven S. Nezer	57	Executive Vice President and Chief Technology Officer
Michael G. Frieze	66	Director
James G. Held(1)	54	Director
Robert S. Keane(2)	41	Director
Norman S. Matthews(1)(2)	71	Director
Debra A. Somberg(1)(2)	39	Director
Alexis S. Hasiotis	30	Vice President, Production and Creative
Philip J. McAvoy	44	Executive Vice President, Direct Marketing

(1)	Member of the Compensation Committee effective as of the closing of this offering.

(2)	Member of the Audit Committee effective as of the closing of this offering.

          Carl S. Rosendorf has served as our President, Chief Executive Officer and a director since June 2001. Prior to joining SmartBargains, from May 1997 to May 2001, Mr. Rosendorf was Executive Vice President at Barnes & Noble.com, where he was responsible for developing the online bookseller’s marketing strategy. Prior to working for Barnes & Noble.com, Mr. Rosendorf was President of Cybersmith, an Internet cafe in Cambridge, Massachusetts that he co-founded in 1994. Prior to founding Cybersmith, Mr. Rosendorf was Executive Vice President of Barnes & Noble College Bookstores, from October 1988 to October 1994. Mr. Rosendorf holds a Bachelor of Science degree from the School of Government at American University.

          Stephen M. Joseph has served as our Executive Vice President and Chief Financial Officer since November 2002. Prior to joining SmartBargains, from August 1998 to October 2002, Mr. Joseph was the Chief Financial Officer of Be Free, Inc., a provider of direct marketing services to internet retailers. From October 1991 to December 1997, Mr. Joseph was Chief Financial Officer of PCs Compleat, Inc., a direct marketer of name-brand personal computers. Prior to that time, Mr. Joseph served in financial capacities for several private and public companies. Mr. Joseph holds a Bachelor of Science degree from Bentley College.

          Benjamin D. Fischman has served as our Executive Vice President of Strategic Development since April 2000. Prior to joining SmartBargains, from May 1999 to March 2000, Mr. Fischman was the inaugural Entrepreneur-In-Residence at General Catalyst, an early-stage private equity firm investing in technology-focused companies. Prior to joining General Catalyst, Mr. Fischman held various positions with Lids Corporation from January 1993 to March 1999, a baseball hat and sports cap retailer he founded in 1993. Mr. Fischman holds a Bachelor of Arts degree in Arts and Communications from Boston University.

          Steven D. Goldsmith has served as our Executive Vice President and Chief Merchandising Officer since September 2003. Prior to joining SmartBargains, from December 2000 to May 2003, Mr. Goldsmith was a Senior Vice President at ShopNBC, the Internet and home shopping network subsidiary of Valuevision Media, Inc., where he was in charge of merchandising, programming and planning. From February 1997 to December 2000, Mr. Goldsmith was Senior Vice President and General Merchandise

Manager of soft lines and accessories for the Bon Ton Department Stores. From May 1988 to February 1997, Mr. Goldsmith held various merchandising and planning positions with Lord & Taylor, Filene’s and Foley’s, all divisions of the May Department Stores Company. Mr. Goldsmith holds a Bachelor of Arts degree in Business and Psychology from Albany State University.

          Steven S. Nezer has served as our Executive Vice President and Chief Technology Officer since January 2004. Prior to joining SmartBargains, from January 2002 to January 2003, Mr. Nezer was Chief Executive Officer of eLogic, an IT service provider to the publishing industry. From October 2000 to January 2003, Mr. Nezer served as Chief Process and Technology Officer at Modus Media, a global supply chain service provider. From February 1998 to July 2000, Mr. Nezer served as General Manager, Storage and Networks, for Avid Technology. Mr. Nezer holds a Masters in Business Administration from Northeastern University and a Bachelor of Science degree in Statistics and Economics from the University of Tel Aviv in Israel.

          Michael G. Frieze has served as a director since 2000. Mr. Frieze is Chief Executive Officer of Gordon Brothers Group, a provider of global financial, operating and advisory services to companies at times of growth or restructuring. Mr. Frieze has served in executive positions at Gordon Brothers companies for over 35 years. Prior to joining Gordon Brothers, Mr. Frieze served as a management consultant and owned and operated his own consumer marketing business. Mr. Frieze holds a Masters in Business Administration from the Sloan School of Management of the Massachusetts Institute of Technology and a Bachelor of Arts degree from Bowdoin College.

          James G. Held has served as a director since June 2004. Since 2000, Mr. Held has been President of JPBK Holdings, Inc, a private investment and real estate holding company. Prior to this, from 1995 to 2000, Mr. Held held various executive positions with the Home Shopping Network, a television and Internet based retailer, and its parent Company, USA Networks, last serving as Chairman and Chief Executive Officer of the Home Shopping Network. From 1994 to 1995, Mr. Held was President and Chief Executive Officer of Adrienne Vittadini and from 1992 to 1994, he was Executive Vice President of QVC, Inc. Before joining QVC, Mr. Held spent 12 years with Bloomingdale’s in various senior management positions. Mr. Held holds a Juris Doctor from Albany Law School at Union University and a Bachelor of Arts degree from Allegheny College.

          Robert S. Keane has served as a director since June 2004. Mr. Keane is President and Chief Executive Officer of VistaPrint, an Internet based provider of graphic design and printing services. Mr. Keane founded VistaPrint in 1995 and has served as its Chief Executive Officer since that time. Prior to founding VistaPrint, Mr. Keane served as General Manager of Flex-Key Corporation, a manufacturer of electronic keyboards. Mr. Keane holds a Masters in Business Administration from INSEAD (Fontainebleau, France) and a Bachelor of Arts degree from Harvard College.

          Norman S. Matthews has served as a director since November 2000. Mr. Matthews has been an independent retail consultant for more than fifteen years. From 1982 to 1988, Mr. Matthews served as Vice Chairman and then President of Federated Department Stores, Inc. Mr. Matthews also serves as a member of the board of directors of Finlay Enterprises, Inc., Galyans Trading Co Inc., Henry Schein, Inc., Progressive Corporation, Sunoco, Inc. and Toys “R” Us, Inc. Mr. Matthews holds a Masters in Business Administration from the Harvard Business School and a Bachelor of Arts degree from Princeton University.

          Debra A. Somberg has served as a director since August 2002. Ms. Somberg is a General Partner of Maveron LLC, a private venture capital firm. Prior to joining Maveron in February 2000, Ms. Somberg was one of the founding partners of Thomas Weisel Partners, an investment banking firm, where she led the consumer and e-commerce investment banking group. From August 1992 to December 1998, Ms. Somberg was a Senior Managing Director at Montgomery Securities. Ms. Somberg holds a Masters in Business Administration from the Harvard Business School and a Bachelor of Arts degree from Stanford University.

          Alexis S. Hasiotis has served as our Vice President of Production and Creative since July 2001. From March 1999 to June 2001, Ms. Hasiotis held various positions with the online bookseller Barnes & Noble.com, last serving as its Director of Creative and Production. From February 1997 to March 1999, Ms. Hasiotis managed client relationships and web development at the interactive consulting firms Agency.com and Organic Online. From February 1996 to February 1997, Ms. Hasiotis was the senior producer of the Style Channel, a joint venture of America Online, Fairchild Publications and Capital Cities/ABC. Ms. Hasiotis holds a Bachelor of Arts degree in English from Middlebury College.

          Philip J. McAvoy has served as our Executive Vice President of Direct Marketing since November 2003. Prior to joining SmartBargains, from August 2002 to November 2003, Mr. McAvoy was Senior Vice President of the Multi-Channel Retail Group at BeNOW, Inc., a customer relationship management and database marketing services provider. From March 2002 to January 2003, Mr. McAvoy was a consultant to multi-channel retail and direct marketing companies. From December 1986 to March 2002, Mr. McAvoy held various marketing positions at Chadwick’s of Boston, an off-price fashion catalog retailer, last serving as the Senior Vice President of marketing and c-commerce. Mr. McAvoy holds a Bachelor of Arts degree in Economics from Tufts University.

          Pursuant to a Second Amended and Restated Shareholders’ Agreement dated as of September 16, 2003, among us and certain of our stockholders, each of Dorset Capital Management LLC, General Catalyst Group, LLC, Gordon Brothers Group, LLC, Highland Capital Partners V, LP, Maveron Equity Partners 2000, L.P. and New England Development, the parent company of Innovative Promotions, were granted the right (which terminates upon the closing of this offering) to designate representatives on our board of directors.

          Upon the closing of this offering, our certificate of incorporation and bylaws will provide for the division of our board of directors into three classes, as nearly equal in size as possible, with staggered three-year terms. The initial term of Mr. Frieze and Ms. Somberg will expire at our 2005 annual meeting, the initial term of Messrs. Keane and Matthews will expire at our 2006 annual meeting, and the initial term of Messrs. Held and Rosendorf will expire at our 2007 annual meeting.

          Each executive officer is elected or appointed by, and serves at the discretion of, the board of directors. There are no family relationships among any of our directors or executive officers.

Board Committees

          Our board of directors has established an audit committee and a compensation committee. The members of each committee are appointed by our board of directors and serve one-year terms.

          Audit Committee. Our audit committee reviews with our independent auditors the scope and timing of the auditors’ services, the auditors’ report on our financial statements following completion of the auditors’ audit, and our internal accounting and financial control policies and procedures. In addition, the audit committee will make annual recommendations to our board of directors for the appointment of independent auditors for the ensuing year. The audit committee will report to the board of directors with respect to the selection of our independent auditors, the scope of our annual audits, fees to be paid to the auditors, the performance of our independent auditors, compliance with our accounting and financial policies and management’s procedures and policies relating to the adequacy of our internal accounting controls. The members of our audit committee are Messrs. Keane and Matthews and Ms. Somberg.

          Compensation Committee. Our compensation committee is responsible for all policies, procedures and other matters relating to our equity incentive plans, our employee benefit and compensation plans, management development and compensation of our officers. The members of our compensation committee are Messrs. Held and Matthews and Ms. Somberg.

          We do not currently have a nominating and corporate governance committee. The independent directors of our board fulfill the responsibilities of a nominating and corporate governance committee and assist our board of directors in fulfilling its responsibilities by identifying and approving individuals qualified to serve as members of our board of directors, selecting director nominees for our annual meetings of stockholders, evaluating the performance of our board of directors and developing and recommending to our board of directors corporate governance guidelines and oversight with respect to corporate governance and ethical conduct.

          We are planning to adopt a code of business conduct and ethics that complies with the requirements of the Sarbanes-Oxley Act of 2002 and The Nasdaq National Market.

Compensation of Directors

          We reimburse our non-employee directors for out-of-pocket expenses incurred in connection with attending board and committee meetings. No member of our board of directors currently receives any additional cash compensation. In November 2000, we granted to Mr. Matthews an option to purchase 50,000 shares of our series A convertible preferred stock at an exercise price of $1.13628 per share. This option vests in equal quarterly installments over a period of three years. We also granted to Mr. Matthews in each of January 2003 and February 2004 options to purchase 100,000 shares of our common stock at an exercise price of $0.36 per share. The option granted in January 2003 vests 25% on the first anniversary of the grant date, with the remainder vesting in equal quarterly installments over the following three years. The option granted in February 2004 vests in equal quarterly installments over a period of two years. In June 2004, we granted to each of Messrs. Held and Keane an option to purchase 80,000 shares of our common stock at a purchase price of $2.55 per share. Each of these options vest 33% on the first anniversary of the grant date, with the remainder vesting in equal quarterly installments over two years. These options provide for 100% accelerated vesting upon a change in control.

Compensation Committee Interlocks and Insider Participation

          None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee. No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

Executive Compensation

          The following table sets forth the total compensation paid or accrued for the fiscal year ended January 31, 2004 for our current chief executive officer, our three other most highly compensated executive officers who earned at least $100,000 during the fiscal year ended January 31, 2004 and two additional executive officers who were among our most highly compensated executive officers during the fiscal year ended January 31, 2004 but who were not serving as executive officers at the end of the fiscal year. We refer to these executive officers as our named executive officers.

Summary Compensation Table

			Long-Term
			Compensation
			Awards

	Annual Compensation		Securities
			Underlying	All Other
Name and Principal Position	Salary	Bonus	Options	Compensation

Carl S. Rosendorf	$350,000	$150,000	—	$—
President and Chief Executive Officer
Benjamin D. Fischman	250,000	—	570,550	—
Executive Vice President, Strategic Development
Stephen M. Joseph	192,308	—	759,683	—
Executive Vice President and Chief Financial Officer
Steven D. Goldsmith(1)	104,984	—	759,683	182,492	(2)
Executive Vice President, Chief Merchandising Officer
Richard A. Secor(3)	257,481	—	20,000	27,978	(3)
Former Chief Information Officer
Robert A. Greenwald(4)	143,606	—	—	30,039	(4)
Former Executive Vice President, Chief Merchandising Officer

(1)	Mr. Goldsmith was hired as our Executive Vice President, Chief Merchandising Officer in September 2003.

(2)	Amount consists of reimbursement made to Mr. Goldsmith for moving and related relocation and temporary housing expenses.

(3)	Mr. Secor served as our Chief Information Officer until January 2004. Upon separation, Mr. Secor received $27,978 as payment for unused vacation. From the date of separation through July 20, 2004, Mr. Secor will receive an aggregate of $133,372 for certain benefits and salary payments in accordance with the terms of his severance agreement.

(4)	Mr. Greenwald served as our Executive Vice President, Chief Merchandising Officer until February 2003. Upon separation, Mr. Greenwald received $30,039 as payment for unused vacation.

Stock Options

          The following table sets forth information regarding stock options that we have granted under our 2000 Stock Plan in the fiscal year ended January 31, 2004 to each of our named executive officers. The exercise price of each option was equal to the fair market value of our common stock on the date of grant as determined by our board of directors. The potential realizable value is calculated assuming the fair market value of our common stock appreciates at the indicated rate for the entire term of the option and that the option is exercised and sold on the last day of its term at the appreciated price. These gains are based on assumed rates of appreciation compounded annually from the dates the respective options were granted to their expiration date, minus the applicable per share exercise price. Annual rates of stock price appreciation of 5% and 10% from the fair market value on the date of grant is assumed pursuant to the rules of the Securities and Exchange Commission. Actual gains, if any, on exercised stock options will depend on the future performance of our common stock. The rates of appreciation assumed in this table may not be achieved, and the amounts reflected may not be received by the individuals.

Option Grants in Last Fiscal Year

	Individual Grants				Potential Realizable
					Value at Assumed
	Number of	Percent of			Annual Rates of Stock
	Securities	Total Options			Price Appreciation
	Underlying	Granted to			for Option Term
	Options	Employees in	Exercise Price
Name	Granted(1)	Fiscal Year(2)	Per Share	Expiration Date	5%	10%

Carl S. Rosendorf	—	—	$—	—	$—	$—
Benjamin D. Fischman	570,550	12.7%	0.36	2/26/2013	129,174	327,352
Stephen M. Joseph	759,683	16.9%	0.36	2/26/2013	171,994	435,866
Steven D. Goldsmith	759,683	16.9%	0.36	10/15/2013	171,994	435,866
Richard A. Secor	20,000	*	0.36	2/26/2013	4,528	11,475
Robert A. Greenwald	—	—	—	—	—	—

*	Less than 1%.

(1)	Stock options were granted to Messrs. Fischman, Joseph and Secor on February 26, 2003. Stock options were granted to Mr. Goldsmith on October 15, 2003. One-fourth of the shares of common stock underlying each of these stock options are exercisable one year after the date of grant, and the stock options vest quarterly thereafter over a three-year period.

(2)	During the fiscal year ended January 31, 2004, we granted stock options to purchase an aggregate of 4,503,000 shares of our common stock to our employees, including our executive officers.

          The following table contains information concerning stock options to purchase common stock held as of January 31, 2004 by each of our named executive officers. These options were granted under our 2000 Stock Plan. None of our named executive officers exercised stock options in the last fiscal year. There was no public trading market for our common stock as of January 31, 2004. Accordingly, the values set forth below have been calculated based on the $1.60 fair market value of our common stock on January 31, 2004, as determined by our board of directors, less the per share exercise price, multiplied by the number of shares underlying the options.

Aggregated Option Exercises in Last Fiscal Year and

Fiscal Year-End Option Values

	Number of Securities		Value of Unexercised
	Underlying Unexercised		In-The-Money Options at
	Options at Fiscal Year-End		Fiscal Year-End

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Carl S. Rosendorf	2,902,590	1,319,361	$3,654,680	$1,661,221
Benjamin D. Fischman	753,295	637,255	969,405	798,955
Stephen M. Joseph	237,400	522,283	294,376	647,631
Steven D. Goldsmith	—	759,683	—	942,007
Richard A. Secor	326,250	—	410,402	—
Robert A. Greenwald	—	—	—	—

Employment Arrangements with Executive Officers

          In June 2001, we entered into an employment agreement with Carl S. Rosendorf. Under the agreement, Mr. Rosendorf is entitled to receive an annual base salary of $350,000 and a bonus of $150,000 per year during each of the first three years of employment. In addition, in the event we terminate Mr. Rosendorf’s employment without cause, the agreement provides for severance payments to Mr. Rosendorf equal to $250,000. In connection with our hiring of Mr. Rosendorf, we loaned Mr. Rosendorf $145,593, prior to the enactment of the Sarbanes-Oxley Act, to purchase 440,000 shares of restricted common stock. As of June 30, 2004, 110,000 of these restricted shares remained subject to our repurchase option. The rate of interest on this loan was 6% per annum. This loan was fully repaid by Mr. Rosendorf in June 2004.

          We signed employment offer letters with each of Messrs. Goldsmith, Joseph and Nezer specifying their initial annual base salaries and option grants. Under these offer letters, the initial annual base salaries of Messrs. Goldsmith, Joseph and Nezer were $262,500, $200,000 and $250,000, respectively, and their initial option grants were for 759,683, 759,683 and 576,033 shares, respectively. Mr. Goldsmith’s offer letter provides for him to receive a reimbursement of specified relocation costs, annual bonuses of cash or options in amounts determined by our board of directors and, in the event of termination without cause, three months severance. Mr. Nezer’s offer letter provides for him to receive, in the event of termination without cause, three months severance after six months of employment, increasing to six months severance after one year of employment.

Change of Control Provisions

          Pursuant to stock option agreements with executive officers and employees under our 2000 Stock Plan, 12.5% of the options granted will vest upon a change of control. If an employee or executive officer is terminated without cause following a change of control, all unvested options will vest in full. In addition, after six months following a change in control, if Mr. Joseph decides to terminate his employment for good cause, all of his unvested options will vest in full. All of Mr. Rosendorf’s unvested restricted shares of common stock and options to purchase 4,221,951 shares of common stock will vest in full in connection with a change of control. Pursuant to stock option agreements with directors under our 2000 Stock Plan, all unvested options will vest in full upon a change of control.

          Upon an acquisition of SmartBargains, to the extent that any options outstanding under our 2000 Stock Plan are not assumed by or assigned to the acquiring entity, the board of directors of the successor entity has the option of either cashing out the options at fair market value or accelerating their vesting.

Stock Plans

Amended and Restated 2000 Employee, Director and Consultant Stock Option Plan

          Our 2000 Stock Plan was adopted by our board of directors and approved by our stockholders in March 2000. A maximum of 14,498,300 shares of common stock are issuable under the plan. As of May 1, 2004, options to purchase an aggregate of 11,416,213 shares of common stock at a weighted average exercise price of $0.55 per share were outstanding under the plan. As of May 1, 2004, we had issued 1,365,000 shares of restricted common stock under our 2000 Stock Plan at a weighted average price of $0.16 per share, including 440,000 shares to Mr. Rosendorf at $0.34089 per share and 40,000 shares to Mr. Fischman at $0.17241 per share. As of May 1, 2004, we had repurchased 400,000 shares of restricted common stock from a former employe at cost.

          The 2000 Stock Plan is administered by our board of directors, which has the authority to determine which individuals are eligible to receive options or restricted stock awards, the terms of those options or awards, the status of such options as incentive or nonqualified stock options under the federal income tax laws, including the number of shares, exercise or purchase prices and times at which the options become and remain exercisable or restricted stock vests and the time, manner and form of payment upon exercise of an option. The exercise price of incentive stock options granted under this plan may not be less than 100% of the fair market value of a share of common stock on the date of grant, or 110%, if the options are granted to a person who has voting power over more than 10% of our stock. The incentive stock options become exercisable at such time or times as are determined by the compensation committee and expire after a specified period that may not exceed ten years, or five years if the options are granted to a person who has voting power over more than 10% of our stock. No restricted stock awards have been granted pursuant to the 2000 Stock Plan.

          Upon an acquisition of SmartBargains, to the extent that options outstanding under our 2000 Stock Plan are not assumed by or assigned to the acquiring entity, the board of directors of the successor entity has the option of either cashing out the options at fair market value or accelerating their vesting.

          With the consent of an option holder, our board of directors can amend any term or condition of an outstanding stock option award. Our board of directors may amend or modify the 2000 Stock Plan at any time subject to the rights of holders of outstanding options. This plan will terminate on March 27, 2010.

2004 Stock Incentive Plan

          Our 2004 Stock Plan was adopted by our board of directors in              2004 and was approved by our stockholders in              2004, to be effective upon the closing of this offering. This plan provides for the grant of incentive stock options, nonqualified stock options and restricted stock awards to our employees, officers, directors, consultants and advisors. Upon the closing of this offering, a maximum of                      shares of common stock will be reserved for issuance under this plan. No participant in this plan may in any year be granted stock options or awards with respect to more than 500,000 shares of common stock.

          The 2004 Stock Plan will be administered by our board of directors, or one or more committees or subcommittees appointed by the board of directors, which have the authority to determine which individuals are eligible to receive options or restricted stock awards, the terms of those options or awards, the status of options as incentive or nonqualified stock options under the federal income tax laws, including the number of shares, exercise or purchase prices and times at which the options become and remain exercisable or restricted stock vests and the time, manner and form of payment upon exercise of an option.

          In the event SmartBargains is acquired or our common stock is exchanged for other consideration, vesting of options and restricted stock awards granted under the 2004 Stock Plan will accelerate to the extent that the options or our repurchase rights with respect to restricted stock awards are not assumed by or assigned to the acquiring entity. The board of directors can additionally cause any options or restricted stock awards to become fully exercisable at any other time. With the consent of an option holder, the board of directors can cancel that holder’s options and replace them with new options for the same or a different number of shares having an exercise price based upon the fair market value of our common stock on the new grant date.

          Our board of directors may amend or modify the 2004 Stock Plan at any time subject to the rights of holders of outstanding options. This plan will terminate in              2014.

2004 Employee Stock Purchase Plan

          Our 2004 ESPP was adopted by our board of directors in              2004 and was approved by our stockholders in 2004, to be effective upon the closing of this offering. The purchase plan authorizes the issuance of up to a total of                      shares of our common stock to participating employees.

          All of our employees, including our directors who are employees, are eligible to participate in the purchase plan if:

•	he or she is employed for more than 20 hours per week and for more than five months in a calendar year; and

•	he or she is employed on the first day of the applicable offering period under the purchase plan.

          Employees who would immediately after the grant own 5% or more of the total combined voting power or value of our stock are not eligible to participate in the purchase plan.

          We will make one or more offerings to our employees to purchase stock under the purchase plan. Offerings will begin on dates established by our board of directors. Each offering commencement date will begin a six-month period during which payroll deductions will be made and held for the purchase of our common stock at the end of the purchase plan period. Our board of directors may, in its discretion, choose a different offering period of 12 months or less for each offering and may choose a different offering period for each offering.

          On the first day of a designated payroll deduction period, or offering period, we will grant to each eligible employee who has elected to participate in the purchase plan an option to purchase shares of our common stock. The employee may authorize up to a maximum of 10% of his or her compensation to be deducted by us during the offering period. On the last day of the offering period, the employee is deemed to have exercised the option, at the option exercise price, to the extent of accumulated payroll deductions. Under the terms of the purchase plan, the option exercise price is an amount equal to 85% of the closing price, as defined in the purchase plan, per share of our common stock on either the first day or the last day of the offering period, whichever is lower. In no event may an employee purchase in any one offering period a number of shares which exceeds the number of shares determined by dividing (a) the product of $2,083 and the number of full months in the offering period by (b) the closing price of a share of our common stock on the commencement date of the offering period.

          An employee who is not a participant on the last day of the offering period, whether by voluntary withdrawal, termination of employment for any reason, or death, is not entitled to exercise any option, and the employee’s accumulated payroll deductions will be refunded.

          Because the participation in the purchase plan is voluntary, we cannot now determine the number of shares of our common stock that will be purchased by any particular current executive officer, by all current executive officers as a group or by non-executive employees as a group.

401(k) Plan

          Our employee savings and retirement plan is intended to be qualified under Section 401 of the Internal Revenue Code. Our employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) plan.

Rule 10b5-1 Sales Plans

          Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director of officer may amend or terminate the plan in some circumstances.

RELATED PARTY TRANSACTIONS

          Since our incorporation in February 2000, we have engaged in the following transactions with our directors, officers, holders of more than 5% of our voting securities and affiliates of our directors, officers and 5% stockholders.

Issuances of Convertible Preferred Stock

Issuance of Series A Convertible Preferred Stock

          In June, July and August 2000, we issued and sold an aggregate of 29,042,055 shares of our series A convertible preferred stock at a purchase price of $1.13628 per share. In April 2002, in connection with our Series B convertible preferred stock financing, 3,960,291 shares of our series A convertible preferred stock converted into the same number of shares of our series A-1 convertible preferred stock. Upon completion of this offering, all 25,081,764 shares of our series A convertible preferred stock will convert into            shares of our common stock and all 3,960,291 shares of our series A-1 convertible preferred stock will convert into            shares of our common stock. Of the 29,042,055 shares of our series A convertible preferred originally issued, we sold an aggregate of 25,521,806 shares to the following directors, officers, 5% stockholders and affiliates of our directors, officers and 5% stockholders:

	Shares of Series A
	Convertible	Aggregate
Purchaser(1)	Preferred Stock	Consideration Paid

America Online, Inc.	4,400,309	$4,999,983
Berkshire Partners(2)	2,640,185	2,999,989
General Catalyst Group, LLC	4,400,309	4,999,983
Gordon Brothers Group, LLC	880,062	999,997
Highland Capital Partners V, Limited Partnership(3)	8,800,618	9,999,966
Innovative Promotions, LLC	440,032	500,000
Madison Dearborn Partners(4)	3,960,291	4,499,999

	25,521,806	$28,999,917

(1)	See “Principal and Selling Stockholders” for more detail on shares held by these purchasers.

(2)	Consists of 2,400,168 shares sold to Berkshire Fund V, Limited Partnership and 240,017 shares sold to Berkshire Investors LLC.

(3)	Consists of 6,213,236 shares sold to Highland Capital Partners V, Limited Partnership, 1,601,712 shares sold to Highland Capital Partners V-B, Limited Partnership and 985,670 shares sold to Highland Entrepreneurs’ Fund V, Limited Partnership.

(4)	Consists of 3,809,694 shares sold to Madison Dearborn Capital Partners III, L.P., 84,592 shares sold to Madison Dearborn Special Equity III, L.P. and 66,005 shares sold to Special Advisors Fund I, LLC. In connection with our series B convertible preferred stock financing, all shares of series A convertible preferred stock held by these entities converted into an equal number of shares of our series A-1 convertible preferred stock.

Issuance of Series B Convertible Preferred Stock

          In April 2002, we issued and sold an aggregate of 4,400,325 shares of our series B convertible preferred stock at a purchase price of $1.13628 per share, plus warrants to purchase 1,100,082 shares of our series B convertible preferred stock at an exercise price of $1.13628 per share. Upon completion of this offering, all shares of our series B convertible preferred stock will convert into            shares of our common stock and all warrants to purchase series B convertible preferred stock will convert into warrants to purchase            shares of our common stock at an exercise price of $                     per share. Of the series B convertible preferred shares and warrants, we sold an aggregate of 4,104,305 shares and warrants to purchase an aggregate of 1,026,078 shares to the following directors, officers, 5% stockholders and affiliates of our directors, officers and 5% stockholders:

		Warrants to Purchase
	Shares of Series B	Shares of Series B	Aggregate
	Convertible	Convertible	Consideration
Purchaser(1)	Preferred Stock	Preferred Stock	Paid

America Online, Inc.	284,307	71,077	$323,052
Berkshire Partners(2)	150,869	37,717	171,429
General Catalyst Group, LLC	284,307	71,077	323,052
Gordon Brothers Group, LLC	1,056,078	264,020	1,200,000
Highland Capital Partners V, Limited Partnership (3)	568,614	142,154	646,105
Innovative Promotions, LLC	1,760,130	440,033	2,000,001

	4,104,305	1,026,078	$4,663,639

(1)	See “Principal and Selling Stockholders” for more detail on shares held by these purchasers.

(2)	Consists of 137,154 shares sold to Berkshire Fund V, Limited Partnership (plus warrants to purchase 34,288 shares) and 13,715 shares sold to Berkshire Investors LLC (plus warrants to purchase 3,429 shares).

(3)	Consists of 401,441 shares sold to Highland Capital Partners V, Limited Partnership (plus warrants to purchase 100,361 shares), 103,488 shares sold to Highland Capital Partners V-B, Limited Partnership (plus warrants to purchase 25,872 shares) and 63,685 shares sold to Highland Entrepreneurs’ Fund V, Limited Partnership (plus warrants to purchase 15,921 shares).

Issuance of Series C Convertible Preferred Stock

          In July and September 2002 and September 2003, we issued and sold an aggregate of 15,833,329 shares of our series C convertible preferred stock, all such shares being sold at a purchase price of $1.20 per share, plus warrants to purchase up to 3,958,329 shares of series C convertible preferred stock at an exercise price of $1.20 per share. Upon completion of this offering, all shares of our series C convertible preferred stock will convert into            shares of our common stock and all warrants to purchase series C convertible preferred stock will convert into warrants to purchase            shares of our common stock at an exercise price of $                     per share. Of the series C convertible preferred shares and warrants, we sold an aggregate of 15,559,397 shares and warrants to purchase an aggregate of 3,889,846 shares to the following directors, officers, 5% stockholders and affiliates of our directors, officers and 5% stockholders:

		Warrants to
	Shares of Series C	Purchase Shares of	Aggregate
	Convertible	Series C Convertible	Consideration
Purchaser(1)	Preferred Stock	Preferred Stock	Paid

America Online, Inc.	427,337	106,834	$512,804
General Catalyst Group, LLC	1,066,470	266,617	1,279,764
Gordon Brothers Group, LLC	474,022	118,505	568,826
Highland Capital Partners(2)	3,978,614	994,653	4,774,337
New England Development(3)	1,143,137	285,784	1,371,764
Maveron Equity Partners 2000, LP(4)	8,469,817	2,117,453	10,163,780

	15,559,397	3,889,846	$18,671,275

(1)	See “Principal and Selling Stockholders” for more detail on shares held by these purchasers.

(2)	Consists of 2,808,901 shares sold to Highland Capital Partners V Limited Partnership (plus warrants to purchase 702,225 shares), 724,108 shares sold to Highland Capital Partners V-B Limited

Partnership (plus warrants to purchase 181,027 shares) and 445,605 shares sold to Highland Entrepreneurs’ Fund V Limited Partnership (plus warrants to purchase 111,401 shares).

(3)	Consists of 1,018,137 shares sold to Innovative Promotions, LLC (plus warrants to purchase 254,534 shares) and 125,000 shares sold to Gregory W. Sullivan (plus warrants to purchase 31,250 shares).

(4)	Consists of 7,212,998 shares sold to Maveron Equity Partners 2000, L.P. (plus warrants to purchase 1,803,249 shares), 253,549 shares sold to Maveron Equity Partners 2000-B, L.P. (plus warrants to purchase 63,387 shares) and 1,003,270 shares sold to MEP 2000 Associates, LLC (plus warrants to purchase 250,817 shares).

Registration Rights

          The holders of our convertible preferred stock and warrants to purchase shares of our convertible preferred stock are entitled to cause us to register their shares and shares issuable upon exercise of their warrants, or participate in a registration of shares by us, under the Securities Act under specified circumstances. These rights also apply to the holders of            shares of our common stock and the holders of options to purchase            shares of our common stock. Upon the closing of this offering, after the conversion of our convertible preferred stock into common stock and the conversion of our warrants to purchase convertible preferred stock into warrants to purchase common stock, an aggregate of            shares of our common stock, options to purchase            shares of our common stock and warrants to purchase            shares of common stock will be entitled to registration rights. These rights are provided under the terms of a Second Amended and Restated Shareholders’ Agreement among us and these holders. These rights will survive this offering. The 5% stockholders set forth above as purchasers of our convertible preferred stock hold these registration rights. In addition, Messrs. Rosendorf and Fischman hold these rights with respect to their shares of common stock and shares issuable upon exercise of their options to purchase common stock.

Transactions with Gordon Brothers

          In March 2000, we entered into a Contribution, Assignment and Assumption Agreement with Gordon Brothers, an 18.1% stockholder with a representative on our board. Under the agreement, Gordon Brothers transferred certain assets related to the business of the online sale of excess merchandise as well as the obligations related to those assets. In June 2000, we entered into an Operating Agreement with Gordon Brothers, pursuant to which Gordon Brothers provided us with administrative services, including human resources, payroll and information systems, office space and marketing support, as well as merchandise sourcing services. This agreement expired in June 2003. Over the term of the agreement, we paid Gordon Brothers an aggregate of approximately $833,000 for their services. In addition, we have from time to time purchased inventory from and sold inventory to Gordon Brothers. From inception through May 1, 2004, we had purchased approximately $168,000 in inventory from Gordon Brothers and sold approximately $523,000 in inventory to Gordon Brothers.

          We previously maintained a senior secured loan facility of $4.0 million with Gordon Brothers. This loan facility bore interest at 12% annually and matured on December 31, 2002. This facility was secured by our assets and was terminated upon the initial closing of our revolving credit facility with Comerica Bank.

Transactions with America Online

          We have entered into several agreements with AOL, a 10.2% stockholder. In June 2000, we entered into an Interactive Marketing Agreement with AOL, which provided for the advertising of our merchandise on AOL’s websites; this agreement expired on September 30, 2003. In September 2003, we entered into an Interactive Services Agreement with AOL, pursuant to which we developed a SmartBargains website, branded AOL® Outlets and located at www.aoloutlets.com, which features our merchandise and is maintained by us; this agreement expires on March 8, 2005. In October 2003, we entered into a Shopping Insertion Agreement with AOL, which provides for the advertising of our merchandise on the AOL Shop@ section of AOL’s website; this agreement expires on September 14, 2004. In December 2003, we entered into an Advertising Insertion Order Agreement with AOL, which provides for the advertising of our merchandise on AOL’s websites generally; this agreement expires on March 31, 2005. Pursuant to the terms of these agreements, we have paid AOL approximately $16.3 million in cash and $400,000 in stock through May 1, 2004.

          In connection with our initial AOL agreement, we issued 7,447,000 shares of our class B non-voting common stock to AOL. Of these class B shares, we repurchased, for a total of $63,530, 6,353,045 shares that did not vest because specified revenue milestones were not achieved. The remaining 1,093,955 class B shares held by AOL vested with the passage of time and were then converted into 1,093,955 shares of common stock. As described above, AOL also purchased shares of our series A convertible preferred stock, series B convertible preferred stock and series C convertible preferred stock.

          In addition, in November 2001, we entered into a merchandising procurement agreement with AOL pursuant to which we sold inventory to AOL for resale on its website. This agreement terminated in August 2002. We recognized revenues of $6.0 million attributable to this agreement. During 2002, we also purchased approximately $700,000 in inventory from AOL, which we resold on our website.

General

          We believe that all of the transactions set forth above that were consummated with the parties that may be deemed to be affiliated with SmartBargains were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

          We have a policy that all material transactions between SmartBargains and our officers, directors and other affiliates must:

•	be approved by a majority of the members of our board of directors;

•	be approved by a majority of the disinterested members of our board of directors; and

•	be on terms no less favorable to SmartBargains than could be obtained from unaffiliated third parties.

PRINCIPAL AND SELLING STOCKHOLDERS

          The following table sets forth information regarding beneficial ownership of our common stock as of May 31, 2004, and as adjusted to reflect the sale of            shares of common stock in this offering, by:

•	each person known by us to beneficially own 5% or more of the outstanding shares of our common stock;

•	the chief executive officer and each of our other named executive officers;

•	each of the selling stockholders;

•	each of our directors; and

•	all of our current directors and executive officers as a group.

          Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Unless otherwise indicated, the principal address of each officer, director and 5% stockholders listed below is c/o SmartBargains, Inc., 10 Milk Street, Boston, Massachusetts 02108. We believe that all persons named in the table have sole voting and sole investment power with respect to all shares beneficially owned by them, unless otherwise indicated. All figures include shares of common stock issuable upon the exercise of options or warrants exercisable within 60 days of May 31, 2004 and, which are deemed to be outstanding and to be beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

          All figures assume no exercise of the underwriters’ overallotment option and conversion of all outstanding shares of our convertible preferred stock.

			Percentage of
			Shares
			Outstanding
	Number of Shares	Number of Shares
	Beneficially Owned	to be Sold	Before	After
Name	Before this Offering	in this Offering	Offering	Offering

5% Stockholders
Highland Capital Partners V, Limited Partnership (1)	14,896,137		23.0%
Gordon Brothers Group, LLC(2)	11,484,689		18.1%
Maveron Equity Partners 2000, LP(3)	11,179,412		17.1%
America Online, Inc.(4)	6,413,694		10.2%
General Catalyst Group, LLC(5)	6,296,671		9.9%
Innovative Promotions, LLC(6)	4,149,034		6.5%
Madison Dearborn Partners(7)	3,960,291		6.3%
Berkshire Partners(8)	3,769,910		6.0%
Directors and Executive Officers
Carl S. Rosendorf(9)	3,760,335		5.7%
Stephen M. Joseph(10)	332,361		*
Benjamin D. Fischman(11)	722,500		1.1%
Steven D. Goldsmith	—		—
Steven S. Nezer	—		—
Michael G. Frieze(2)	11,484,689		18.1%
James G. Held	—		—
Robert S. Keane	—		—
Norman S. Matthews(12)	93,750		*
Debra A. Somberg(3)	11,179,412		17.1%
Robert A. Greenwald	—		—
Richard A. Secor(13)	380,000		*
All current directors and executive officers as a group (10 persons)(14)	27,573,047		39.8%
Other Selling Stockholders

*	Less than 1% of the outstanding shares of common stock.

(1)	Consists of (i) 9,674,812 shares and 841,861 shares issuable upon the exercise of warrants held by Highland Capital Partners V, Limited Partnership, (ii) 2,494,074 shares and 217,023 shares issuable upon the exercise of warrants held by Highland Capital Partners V-B, Limited Partnership and (iii) 1,534,815 shares and 133,552 shares issuable upon exercise of warrants held by Highland Entrepreneurs’ Fund V, Limited Partnership. Highland Capital Partners LLC manages Highland Capital Partners V, Limited Partnership, Highland Capital Partners V-B, Limited Partnership and Highland Entrepreneurs’ Fund V, Limited Partnership. The address of Highland Capital Partners V, Limited Partnership is 92 Hayden Avenue, Lexington, MA 02421.

(2)	Consists of (i) 2,842,863 shares and 389,152 shares issuable upon exercise of warrants held by Gordon Brothers Group, LLC, (ii) 111,575 shares held by GBG Holding, Inc. and (iii) 8,141,099 shares held by employees and affiliates of Gordon Brothers Group, LLC, including 2,602,193 shares owned by Mr. Frieze, over which Gordon Brothers Group, LLC exercises voting control pursuant to agreements with these holders. Mr. Frieze, one of our directors, is the Chief Executive Officer of Gordon Brothers Group, LLC. Mr. Frieze disclaims beneficial ownership of the shares held by Gordon Brothers Group, LLC and its employees and affiliates and GBG Holding, Inc., except to the extent of his pecuniary interest therein. The address of Gordon Brothers Group, LLC is 40 Broad Street, 11th Floor, Boston, MA 02109.

(3)	Consists of (i) 7,616,420 shares and 1,904,104 shares issuable upon the exercise of warrants held by Maveron Equity Partners 2000, L.P., (ii) 267,729 shares and 66,932 shares issuable upon the exercise of warrants held by Maveron Equity Partners 2000-B, L.P., (iii) 1,059,382 shares and 264,845 shares issuable upon the exercise of warrants held by MEP 2000 Associates, LLC. Ms. Somberg, one of our directors, is a managing member of Maveron General Partner 2000, LLC, the general partner of Maveron Equity Partners 2000, L.P. and Maveron Equity Partners, 2000-B, L.P. Ms. Somberg is also a managing member of Maveron LLC, the managing member of MEP 2000 Associates LLC. Ms. Somberg disclaims beneficial ownership of the shares held by Maveron Equity Partners 2000, L.P., MEP 2000 Associates, LLC and Maveron Equity Partners 2000-B, L.P., except to the extent of her pecuniary interest therein. The address of Maveron Equity Partners 2000, L.P. is 505 Fifth Avenue South, Suite 600, Seattle, WA 98104.

(4)	Includes 183,886 shares issuable upon exercise of warrants. The address of America Online is 22000 AOL Way, Dulles, VA 20166. Time Warner Inc., as the parent company of America Online, may be deemed to beneficially own the securities and may be deemed to share investment and/or voting power with America Online.

(5)	Includes 352,605 shares issuable upon the exercise of warrants. The address of General Catalyst Group, LLC is 20 University Road, Suite 450, Cambridge, MA 02138.

(6)	Consists of (i) 3,275,243 shares and 708,803 shares issuable upon the exercise of warrants held by Innovative Promotions, LLC and (ii) 131,991 shares and 32,997 shares issuable upon the exercise of warrants held by Gregory W. Sullivan. Mr. Sullivan is Executive Vice President, Corporate Development of Innovative Promotions. Mr. Steven Fischman, a member of Innovative Promotions, LLC, is the father of Mr. Benjamin D. Fischman, our Executive Vice President, Strategic Development. The address of Innovative Promotions, LLC is One Wells Avenue, Newton, MA 02459.

(7)	Consists of (i) 3,809,694 shares held by Madison Dearborn Capital Partners III, LP, (ii) 84,592 shares held by Madison Dearborn Special Equity III, LP, and (iii) 66,005 shares held by Special Advisors Fund I, LLC. The address of Madison Dearborn Partners is Three First National Plaza, Suite 3800, Chicago, IL 60670.

(8)	Consists of (i) 855,581 shares held by Berkshire Fund IV, LP, (ii) 339,290 shares and 3,429 shares issuable upon the exercise of warrants held by Berkshire Investors, LLC and (iii) 2,537,322 shares and 34,288 shares issuable upon the exercise of warrants held by Berkshire Fund V, LP. The address of Berkshire Fund IV, LP is c/o Berkshire Partners, One Boston Place, Boston, MA 02108.

(9)	Includes 330,000 restricted shares of common stock vested as of July 30, 2004 and 3,430,335 shares issuable upon exercise of options as of July 30, 2004.

(10)	Includes 332,361 shares issuable upon exercise of options as of July 30, 2004.

(11)	Includes 682,500 shares issuable upon exercise of options as of July 30, 2004.

(12)	Includes 93,750 shares issuable upon exercise of options as of July 30, 2004.

(13)	Includes 380,000 shares issuable upon exercise of options as of July 30, 2004.

(14)	Includes 2,624,493 shares issuable upon exercise of warrants and 4,538,946 shares issuable upon exercise of options as of July 30, 2004.

DESCRIPTION OF CAPITAL STOCK

General

          The following is a description of the material terms of our capital stock and our restated certificate of incorporation and amended and restated bylaws. This description assumes the amendment and restatement of our certificate of incorporation and bylaws to read in their entirety as provided in the forms of amended and restated certificate of incorporation and bylaws filed as exhibits to the registration statement of which this prospectus forms a part. It also reflects changes to our capital structure that will become effective immediately prior to or upon the closing of this offering.

          Upon the closing of this offering, our authorized capital stock will consist of            shares of common stock, $0.01 par value per share, and            shares of preferred stock, $0.01 par value per share. Immediately following the completion of this offering, an aggregate of            shares of common stock will be issued and outstanding and no shares of preferred stock will be issued and outstanding. As of                , 2004, there were                     record holders of our common stock and                     record holders of our convertible preferred stock.

Common Stock

          Voting Rights. The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders, and are not able to multiply the number of shares they own by the number of directors up for election for purposes of electing directors. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election.

          Dividends. The holders of our common stock are entitled to receive dividends in proportion to the number of shares they hold if dividends are declared by our board of directors out of funds that are legally available for that purpose, provided that dividends declared on outstanding preferred stock shall have priority.

          Other Rights. Upon the liquidation, dissolution or winding up of SmartBargains, the holders of our common stock are entitled to receive the net assets of our available cash after the payment of all debts and other liabilities, provided that holders of the outstanding preferred stock shall have priority. The holders of our common stock have no preferential right to participate in any future debt or equity offerings, to have their shares redeemed or to convert their shares into any other type of security. The outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, fully paid and non-assessable. In the event SmartBargains issues shares of preferred stock in the future, the rights of the holders of our common stock may be adversely affected by that issuance, because it is probable that any preferred stock issued will have certain rights and preferences that entitle the holders of such shares to have priority over the holders of the common stock with respect to certain matters. These matters include the right to receive dividends and the right to receive our assets in the event of a bankruptcy or other similar event. There will be no shares of preferred stock outstanding immediately after the closing of this offering.

Preferred Stock

          Under our restated certificate of incorporation, our board of directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval from time to time to issue up to an aggregate of            shares of preferred stock. The preferred stock may be issued in one or more series. Each series may have different rights, preferences, designations, qualifications, limitations and restrictions that may be established by our board of directors without approval from the shareholders. The rights, designations and preferences include:

•	dividend rights;

•	dividend rates;

•	right to convert the shares of preferred stock into common stock;

•	voting rights;

•	right to set aside a certain amount of assets for payments relating to the preferred shares; and

•	prices to be paid upon redemption of the preferred shares or a bankruptcy or similar event.

          If our board of directors decides to issue any shares of preferred stock, it could have the effect of delaying or preventing another party from taking control of us. This is because the terms of the preferred stock would be designed to make it prohibitively expensive for any unwanted third party to make a bid for the shares of SmartBargains. We have no present plans to issue any shares of preferred stock.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Charter and Bylaws

          Effect of Delaware Anti-Takeover Statute. We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or, in some cases, within three years prior, did own) 15% or more of the corporation’s voting stock, or is an affiliate of the corporation and owned 15% or more of the corporation’s voting stock at any time during the three years prior to the time that the determination of an interested stockholder is made. Under Section 203, a business combination between the corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of our shares outstanding, shares owned by (a) persons who are directors and also officers and (b) employee stock plans, in some instances); or

•	after the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

          Charter and Bylaw Provisions. Upon the closing of this offering, our certificate of incorporation and bylaws will include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders. These provisions are summarized in the following paragraphs.

          Board of Directors. Our certificate of incorporation and bylaws provide for the division of the board of directors into three classes, as nearly equal in size as possible, with staggered three-year terms. Approximately one-third of our board will be elected each year. Any director may be removed only for cause by the vote of 75% of the shares that are permitted to vote for the election of directors. Under our bylaws, any vacancy on our board of directors, however occurring, may only be filled by vote of a majority of our directors then in office even if less than a quorum. The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us.

          Notice Procedures. Our bylaws provide that for nominations to our board of directors or for other business to be properly brought by a stockholder before a meeting of stockholders, the stockholder must first have given timely notice of the matter in writing to our Secretary. To be timely, a notice of nominations or other business to be brought before an annual meeting must be delivered (i) between 60 and 90 days before the date that is the one year anniversary of the date of the preceding year’s annual meeting; or (ii) if the date of the current year’s annual meeting is more than 20 days before or 60 days after the anniversary date described in (ii), then notice must be given no earlier than 90 days before the meeting and no later than 60 days prior to such meeting or 10 days following the day on which public announcement of such meeting is first made, whichever is later. With respect to special meetings, notice must generally be delivered not more than 90 days prior to such meeting and not later than the later of 60 days prior to such meeting or 10 days following the day on which public announcement is first made. The notice must contain, among other things, information about the stockholder delivering the notice and, as applicable, background information about each nominee or a description of the proposed business to be brought before the meeting. Our bylaws may have the effect of precluding the consideration of some business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

          No Stockholder Action by Written Consent; Special Meeting of Stockholders. Our certificate of incorporation provides that any action required or permitted to be taken by the stockholders of SmartBargains may be taken only at a duly called annual or special meeting of the stockholders. Special meetings may be called only by the board of directors, the Chairman of the board of directors or the President of SmartBargains. These provisions could have the effect of delaying until the next annual stockholders meeting stockholder actions that are favored by the holders of a majority of the outstanding voting securities of SmartBargains. These provisions may also discourage another person or entity from making an offer to our stockholders for the common stock, because even if the person or entity who makes the offer acquired a majority of our outstanding voting securities, that person or entity would be unable to call a special meeting of the stockholders and would further be unable to obtain unanimous written consent of the stockholders. As a result, any meeting as to matters they endorse, including the election of new directors or the approval of a merger, would have to wait for the next duly called stockholders meeting.

          Supermajority Voting. The Delaware General Corporation Law provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless the corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our certificate of incorporation requires the affirmative vote of the holders of at least 75% of the outstanding voting stock of SmartBargains to amend or repeal any of the provisions of our certificate of incorporation described above, and the affirmative vote of the holders of at least a majority of the outstanding voting stock to reduce the number of authorized shares of common stock and preferred stock. A 75% vote is also required to amend or repeal any of our by-law provisions described above. The 75% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any series of preferred stock that might be outstanding at the time any of these amendments are submitted to stockholders. Our bylaws may also be amended or repealed by a majority vote of our board of directors.

          Authorized but Unissued or Undesignated Capital Stock. Subject to the limitations prescribed by law, our board of directors has the authority to issue up to                      shares of preferred stock and determine the price rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The issuance of preferred stock, while providing flexibility in connection with possible financings or acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

          Limitation of Director Liability. Our certificate of incorporation limits the liability of our directors (in their capacity as directors, but not in their capacity as officers) to us or our stockholders to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for monetary damages for breach of a director’s fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•	under Section 174 of the Delaware General Corporation Law, which relates to unlawful payments of dividends or unlawful stock purchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

          Indemnification Arrangements. Our certificate of incorporation provides that our directors and officers shall be indemnified and provides for the advancement to them of expenses in connection with actual or threatened proceedings and claims arising out of their status as a director or officer.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Registration Rights

          Set forth below is a summary of the registration rights of holders of our common stock and convertible preferred stock. All shares of convertible preferred stock will convert into common stock upon the consummation of this offering.

          On September 16, 2003, we entered into a Second Amended and Restated Shareholders’ Agreement with all of the holders of series A convertible preferred stock, series A-1 convertible preferred stock, series B convertible preferred stock and series C convertible preferred stock, as well as certain holders of our common stock.

          Demand Registrations. Parties to the shareholders’ agreement who hold stock with an anticipated aggregate public offering price of at least $15.0 million may request that we register their shares. In addition, after the effective date of this offering, the holders of shares of common stock with an anticipated gross offering price of at least $5.0 million may request registration of their shares of common stock. We are obligated to effect only two registrations pursuant to such a request by holders of registration rights. However, any demand registration in which fewer than 50% of the shares sought to be included in such registration are actually sold does not count towards this limitation. We have the right to defer a demand registration for a period of 90 days from notice. This right may be used only once in any six-month period and no more than twice in the aggregate.

          Piggyback Registration Rights. The parties to the shareholders’ agreement have unlimited rights to request that their shares be included in any company-initiated registration of common stock other than registrations of securities issued in connection with employee benefit plans or securities issued in connection with the acquisition of another company, or a registration on any registration form that does not permit secondary sales. In any such registration, the underwriters may, for marketing reasons, exclude all or part of the shares (on a pro-rata basis) requested to be registered on behalf of all stockholders having the right to request inclusion in such registration.

          Form S-3 Registrations. After we have qualified for registration on Form S-3, parties to the shareholders’ agreement may request in writing that we effect a registration of their shares on Form S-3, provided that the gross offering price of the shares to be so registered in each such registration exceeds $2.0 million and that we will only be required to effect such a registration once in any twelve-month period.

          Future Grants of Registration Rights. We may not grant registration rights other than those provided for in the shareholders’ agreement.

          Transferability. The registration rights granted under the shareholders’ agreement are transferable upon transfer of the underlying securities and notice by the holder to us of the transfer, provided that the transferee or assignee, after the transfer or assignment, assumes the rights and obligations of the transferor for such shares.

          Termination. The registration rights granted under the shareholders’ agreement survive the closing of this offering. In addition, the terms of the shareholders’ agreement may only be amended or waived with the written consent of SmartBargains and holders of a majority of the shares that are subject to the shareholders’ agreement.

Listing

          We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “SBAR.”

Transfer Agent and Registrar

          The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

          Before this offering, there has been no public market for our common stock. If our stockholders sell substantial amounts of our common stock in the public market following this offering, the prevailing market price of our common stock could decline. While all currently outstanding shares are subject to contractual and legal restrictions on resale for 180 days after the date of this prospectus, as described below, sales of substantial amounts of our common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

          Upon the closing of this offering, we will have outstanding an aggregate of                      shares of our common stock, based upon the number of shares outstanding as of                , 2004 and assuming conversion of all of our outstanding convertible preferred stock, no exercise of the underwriters’ overallotment option, no exercise of outstanding options and warrants, and no grant of additional options or warrants. All shares sold in this offering will be freely tradable without restriction or the requirement of further registration under the Securities Act, unless they are purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining shares are “restricted shares,” as that term is defined in Rule 144 under the Securities Act, and will be eligible for sale in the public market as follows:

          Lock-up Agreements. All of our directors, officers, warrant holders and holders of all but                      shares of our outstanding common stock are subject to lock-up agreements under which they have agreed, with limited exceptions, not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for 180 days after the date of this prospectus. The shares of our common stock to be sold by the selling stockholders in this offering are not subject to lock-up restrictions. In addition, reserved shares acquired by our officers and directors as part of this offering, if any, are subject to lock-up restrictions. This lock-up provision does not apply to reserved shares purchased by individuals, excluding our officers and directors, who were not stockholders of SmartBargains prior to this offering. Merrill Lynch may, in its sole discretion, at any time and without prior notice or announcement, release all or any portion of shares subject to the lock-up agreements.

          Rule 144. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including the holding period of prior owners other than affiliates, is entitled to sell within any three-month period a number of shares that does not exceed the greater of (a) 1% of the number of shares of our common stock then outstanding, which will equal approximately                      shares immediately after the offering, or (b) the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Sales under Rule 144 are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. Based upon the number of shares outstanding as of                , 2004, an aggregate of approximately                      shares of our common stock will be eligible to be sold pursuant to Rule 144, subject to the volume restrictions described in the previous sentence, beginning 90 days after the date of this prospectus. However, all but                     of such shares are subject to the lock-up agreements described above and will only become eligible for sale upon the expiration or termination of such agreements.

          Rule 144(k). Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned shares for at least two years, including the holding period of certain prior owners other than affiliates, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Based upon the number of shares outstanding as of                , 2004, an aggregate of approximately                      shares of our common stock will be eligible to be sold pursuant to Rule 144(k) after the date of the prospectus. However, all but                     of such shares are subject to the lock-up agreements described above and will only become eligible for sale upon the expiration or termination of such agreements.

          Rule 701. In general, under Rule 701 of the Securities Act as currently in effect, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold, beginning 90 days after the date of this prospectus, to the extent not subject to lock-up agreements, by:

•	persons other than affiliates, subject only to the manner-of-sale provisions of Rule 144; and

•	our affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144, in each case, without compliance with the one-year holding requirements of Rule 144.

          An aggregate of                      shares of our common stock that were outstanding as of                , 2004 and approximately                      shares of our common stock that may be acquired upon the exercise of options outstanding as of                , 2004, will be eligible to be sold pursuant to Rule 701 beginning 90 days after the date of the prospectus, subject to the vesting provisions that may be contained in individual option agreements. However, all but                     of the outstanding shares and shares issuable upon exercise of outstanding options described above are subject to the lock-up agreements described above and will only become eligible for sale upon the expiration or termination of such agreements.

          Registration Rights. Beginning 180 days after this offering, holders of approximately                      shares of our common stock are entitled to have their shares registered by us under the Securities Act. After any registration of these shares, such shares, except for shares purchased by affiliates, will be freely tradable without restriction under the Securities Act.

          Stock Plans. We intend to file one or more registration statements on Form S-8 under the Securities Act following this offering to register the shares of our common stock that are issuable pursuant to our 2000 Stock Plan, 2004 Stock Plan, 2004 ESPP and shares issuable pursuant to options granted outside of any plans. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to any applicable lock-up agreements and to Rule 144 limitations applicable to affiliates.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS

FOR NON-UNITED STATES HOLDERS

          The following is a general discussion of the material U.S. federal income and estate tax considerations applicable to non-U.S. holders with respect to their ownership and disposition of shares of our common stock. This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock. In general, a non-U.S. holder means a beneficial owner of our common stock who is not for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation, partnership or any other organization taxable as a corporation or partnership for U.S. federal tax purposes, created or organized in the U.S. or under the laws of the U.S. or of any state thereof or the District of Columbia; or

•	an estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (i) a U.S. court is able to exercise primary supervision over the trust’s administration and (ii) one or more U.S. persons have the authority to control all of the trust’s substantial decisions.

          This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, in effect as of the date of this prospectus, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset (generally property held for investment).

          This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions;

•	brokers or dealers in securities;

•	partnerships or other pass-through entities;

•	regulated investment companies;

•	pension plans;

•	owners of more than 5% of our common stock;

•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

•	certain U.S. expatriates.

          The Internal Revenue Service, referred to as the IRS, could challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, an opinion of counsel with respect to the U.S. federal income or estate tax consequences to a non-U.S. holder of the purchase, ownership, or disposition of our common stock. We urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

Distributions on Our Common Stock

          We have not declared or paid distributions on our common stock since our inception and do not intend to pay any distributions on our common stock in the foreseeable future. In the event we do pay distributions on our common stock, however, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Gain on Sale, Exchange or Other Disposition of Our Common Stock.”

          Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be provided by an applicable income tax treaty between the U.S. and such holder’s country of residence. If we determine, at a time reasonably close to the date of payment of a distribution on our common stock, that the distribution will not constitute a dividend because we do not anticipate having current or accumulated earnings and profits, we intend not to withhold any U.S. federal income tax on the distribution as permitted by U.S. Treasury Regulations. If we or another withholding agent withholds tax on such a distribution, a non-U.S. holder may be entitled to a refund of the tax withheld which the non-U.S. holder may claim by filing a U.S. tax return with the IRS.

          Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the U.S. (and if an applicable income tax treaty so provides, are also attributable to a permanent establishment or a fixed base maintained by such non-U.S. holder) are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons. Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as specified by an applicable income tax treaty between the U.S. and such holder’s country of residence.

          A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the U.S. and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

          A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax or other exclusion from withholding under an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Sale, Exchange or Other Disposition of Our Common Stock

          In general, a non-U.S. holder will not be subject to any U.S. federal income tax or withholding tax on any gain realized upon such holder’s sale, exchange or other disposition of shares of our common stock unless:

•	the gain is effectively connected with a U.S. trade or business (and if an applicable income tax treaty so provides, is also attributable to a permanent establishment or a fixed base maintained by such non-U.S. holder), in which case the graduated U.S. federal income tax rates applicable to U.S. persons (and if the non-U.S. holder is a foreign corporation, the additional branch profits tax described above in “Distributions on Our Common Stock”) may apply;

•	the non-U.S. holder is a nonresident alien individual who is present in the U.S. for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax on the net gain derived from the disposition, which may be offset by U.S. source capital losses of the non-U.S. holder, if any; or

•	we are or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period if shorter) a “U.S. real property holding corporation” unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly. If we are determined to be a U.S. real property holding corporation and the foregoing exception does not apply, then a purchaser may withhold 10% of the proceeds payable to a non-U.S. holder from a sale of our common stock and the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons (and if the non-U.S. holder is a foreign corporation, the additional branch profits tax described above in “Distributions on Our Common Stock” may apply). Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. Furthermore, no assurance can be provided that our stock will be regularly traded on an established securities market for purposes of the rules described above.

U.S. Federal Estate Tax

          Shares of our common stock that are owned or treated as owned by an individual non-U.S. holder at the time of death are considered U.S. situs assets and will be included in the individual’s gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Backup Withholding and Information Reporting

          We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a U.S. person in order to avoid backup withholding at the applicable rate, currently 28%, with respect to dividends on our common stock. Dividends paid to non-U.S. holders subject to the U.S. withholding tax, as described above in “Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding.

          Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the U.S. through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

          Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

          Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

UNDERWRITING

          Merrill Lynch, Pierce, Fenner & Smith Incorporated, SG Cowen & Co., LLC and Pacific Crest Securities Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the number of shares of common stock set forth opposite its name below.

Number
Underwriter	of Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated
SG Cowen & Co., LLC
Pacific Crest Securities Inc.

Total

          Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

          We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

          The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

          The representatives have advised us and the selling stockholders that they propose initially to offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $           per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $           per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

          The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment options.

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to SmartBargains, Inc.	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

          The total expenses of the offering, not including the underwriting discount and commissions and related fees, are estimated at $                    and are payable by us.

Overallotment Option

          We and the selling stockholders have granted options to the underwriters to purchase up to                     additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Reserved Shares

          At our request, the underwriters have reserved for sale, at the initial public offering price, up to                      shares for sale to some of our directors, officers, employees, suppliers, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

          We and the selling stockholders and our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	lend or otherwise dispose of or transfer any common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

          This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition, including reserved shares acquired by our officers and directors as part of this offering, if any. This lock-up provision does not apply to reserved shares purchased by individuals, excluding our officers and directors, who were not stockholders of SmartBargains prior to this offering.

          Merrill Lynch may in its sole discretion, at any time, without notice, consent to the release of all or any portion of the shares subject to the lock-up agreements. Merrill Lynch does not have any current intention to release shares of common stock subject to these lock-ups. Any release of securities from the restrictions will be considered on a case-by-case basis and would be based on a number of factors at the time of any such determination. Such factors may include the timing of the proposed sale, the number of securities involved, the reason for the requested release, general market conditions, the liquidity of the trading market for our common stock, and the market price of the common stock.

Quotation on the Nasdaq National Market

          We expect the shares to be approved for quotation on the Nasdaq National Market, subject to notice of issuance, under the symbol “SBAR.”

          Before this offering, there has been no public market for our common stock. The public offering price will be determined through negotiations among us, the selling stockholders and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

          An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price. The underwriters do not expect to sell more than five percent of the shares being offered in this offering to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

          Until the distribution of the shares is completed, Securities and Exchange Commission rules may limit the underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

          The underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

          Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

          Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the representatives make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

          Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet website maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch website is not part of this prospectus.

LEGAL MATTERS

          The validity of the shares of common stock offered by SmartBargains will be passed upon for SmartBargains by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts. Various legal matters related to the sale of the common stock offered hereby will be passed upon for the underwriters by Sidley Austin Brown & Wood LLP, New York, New York.

EXPERTS

          The consolidated financial statements of SmartBargains as of January 31, 2004 and February 1, 2003 and for each of the three years in the period ended January 31, 2004 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

          We have filed with the Securities and Exchange Commission a registration statement on Form S-1 (File Number 333-117084) under the Securities Act of 1933 with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement, portions of which are omitted as permitted by the rules and regulations of the Securities and Exchange Commission. For further information pertaining to us and the common stock to be sold in the offering, reference is made to the registration statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof. Summaries contained in this prospectus regarding any contract or other document referred to herein or therein contain the material terms of each such contract or other document. You should refer to the exhibits attached to the registration statement for copies of the actual contract or other document.

          On the closing of the offering, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and will file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information, as well as the registration statement and the exhibits and schedules thereto, may be inspected, without charge, at the public reference facility maintained by the Securities and Exchange Commission at 450 Fifth Street, NW, Washington, D.C. 20549. Copies of such material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the SEC public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Such materials can also be inspected on the Securities and Exchange Commission’s website at www.sec.gov.

SMARTBARGAINS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of SmartBargains, Inc.:

          In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of SmartBargains, Inc. and its subsidiaries at February 1, 2003 and January 31, 2004 and the results of their operations and their cash flows for each of the years ended January 26, 2002, February 1, 2003 and January 31, 2004 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

Boston, Massachusetts

July 1, 2004

SMARTBARGAINS, INC.

CONSOLIDATED BALANCE SHEET

(In thousands, except share and per share amounts)

				Pro forma
				Stockholders’
				Equity as of
	February 1,	January 31,	May 1,	May 1,
	2003	2004	2004	2004

			(Unaudited)
Assets
Current assets:
Cash, cash equivalents	$9,057	$10,843	$7,796
Restricted cash	363	100	100
Accounts receivable, net of allowance for doubtful accounts of $84, $65 and $65 at February 1, 2003, January 31, 2004 and May 1, 2004 (unaudited), respectively	1,536	1,664	374
Inventories	11,631	12,256	12,087
Prepaid marketing and other current assets	3,059	1,473	2,156

Total current assets	25,646	26,336	22,513
Property and equipment, net (Note 5)	2,362	3,138	3,137

Total assets	$28,008	$29,474	$25,650

Liabilities, Mandatorily Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Short term borrowings	$—	$—	$2,488
Accounts payable	6,555	4,980	2,955
Accrued expenses (Note 6)	5,522	4,577	3,128
Deferred revenue	1,389	1,330	149
Income taxes payable	—	29	15
Current portion of capital lease obligation	117	208	186
Shares subject to repurchase	91	54	45

Total current liabilities	13,674	11,178	8,966

Capital lease obligation	53	164	119
Commitments and contingencies (Note 13)
Mandatorily redeemable convertible preferred stock (Note 8):
Series A, $.01 par value; 25,331,764 shares authorized and 25,081,764 shares issued and outstanding at February 1, 2003, January 31, 2004 and May 1, 2004 (unaudited) (liquidation preference of $35,251, $38,671 and $40,011)	45,973	54,124	56,142
Series A-1, $.01 par value; 3,960,291 shares authorized, issued and outstanding at February 1, 2003, January 31, 2004 and May 1, 2004 (unaudited) (liquidation preference of $5,566, $6,103 and $6,314)	7,279	8,549	8,867
Series B, $.01 par value; 5,500,407 shares authorized and 4,400,325 shares issued and outstanding at February 1, 2003, January 31, 2004 and May 1, 2004 (unaudited) (liquidation preference of $5,417, $5,958 and $6,100)	5,755	8,152	8,775
Series C, $.01 par value; 14,583,334, 19,791,668 and 19,791,668 shares authorized, and 11,666,667, 15,833,329 and 15,833,329 shares issued and outstanding, at February 1, 2003, January 31, 2004 and May 1, 2004 (unaudited), respectively (liquidation preference of $14,617, $21,287 and $21,797)	14,445	27,286	30,170
Preferred stock warrants	3,519	4,444	4,444
Stockholders’ equity (deficit) (Notes 9 and 10)
Class A common stock $.01 par value; 79,166,665, 86,000,000 and 86,000,000 shares authorized; 12,377,316, 13,161,376 and 13,200,052 shares issued; 11,977,316, 12,761,376 and 12,800,052 shares outstanding at February 1, 2003, January 31, 2004 and May 1, 2004 (unaudited), respectively; 63,361,590 shares issued and 62,961,590 shares outstanding on a pro forma basis (unaudited)	122	130	130	$632
Class B nonvoting common stock $.01 par value; 5,212,900 shares authorized; 2,307,438, shares issued and outstanding at February 1, 2003, and no shares issued and outstanding at January 31, 2004 and May 1, 2004 (unaudited)	22	—	—	—
Common stock warrants	—	—	—	4,444
Class B deferred charges	(710)	—	—	—
Deferred compensation	—	(525)	(1,500)	(1,500)
Class A common stock in treasury	(19)	(19)	(19)	(19)
Shareholder’s note receivable	(146)	(146)	(146)	(146)
Additional paid-in capital	—	—	—	103,452
Accumulated deficit	(61,959)	(83,863)	(90,298)	(90,298)

Total stockholders’ equity (deficit)	(62,690)	(84,423)	(91,833)	$16,565

Total liabilities, mandatorily redeemable convertible preferred stock, preferred stock warrants and stockholders’ deficit	$28,008	$29,474	$25,650

The accompanying notes are an integral part of these financial statements.

SMARTBARGAINS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	January 26,	February 1,	January 31,	May 3,	May 1,
	2002	2003	2004	2003	2004

				(Unaudited)
Revenues	$20,065	$75,755	$92,234	$18,806	$21,973
Cost of goods sold	13,742	50,283	59,356	12,413	14,197

Gross profit	6,323	25,472	32,878	6,393	7,776
Operating expenses:
Merchandising and marketing(1)	9,711	17,329	14,905	3,475	3,762
Fulfillment and customer service(1)	3,450	9,393	11,122	2,489	3,165
General and administration(1)	6,414	8,634	6,853	1,663	2,046
Depreciation and amortization	674	860	1,306	306	444

Total operating expenses	20,249	36,216	34,186	7,933	9,417

Loss from operations	(13,926)	(10,744)	(1,308)	(1,540)	(1,641)
Interest income	124	116	88	24	20
Interest expense	—	(60)	(154)	(33)	(46)

Loss before income taxes	(13,802)	(10,688)	(1,374)	(1,549)	(1,667)
Provision for income tax	—	—	29	—	15

Net loss	(13,802)	(10,688)	(1,403)	(1,549)	(1,682)
Accretion of mandatorily redeemable convertible preferred stock	(7,724)	(14,328)	(20,642)	(4,771)	(5,843)

Net loss attributable to common stockholders	$(21,526)	$(25,016)	$(22,045)	$(6,320)	$(7,525)

Net loss attributable to common stockholders per share (basic and diluted)	$(2.01)	$(2.20)	$(1.83)	$(0.54)	$(0.60)
Weighted average common shares outstanding (basic and diluted)	10,699	11,358	12,030	11,667	12,641
Unaudited pro forma net loss per share (basic and diluted)			$(0.02)		$(0.03)
Unaudited pro forma weighted average shares outstanding (basic and diluted)			58,875		61,917

(1)	Non-cash stock-based compensation included in these amounts are as follows:

Merchandising and marketing	$—	$—	$22	$—	$43
Fulfillment and customer service	—	—	—	—	—
General and administration	—	—	4	—	50

Total non-cash stock-based compensation	$—	$—	$26	$—	$93

The accompanying notes are an integral part of these financial statements.

SMARTBARGAINS, INC.

CONSOLIDATED STATEMENT OF CHANGES IN MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK,

PREFERRED STOCK WARRANTS AND STOCKHOLDERS’ DEFICIT
For the Three Years Ended January 31, 2004 and the Three Months Ended May 1, 2004 (Unaudited) (In thousands, except share data)

	Mandatorily
	Redeemable
	Convertible					Class B Nonvoting
	Preferred Stock		Preferred	Class A Common Stock		Common Stock
			Stock
	Shares	Amount	Warrants	Shares	Par Value	Shares	Par Value

Balance at January 27, 2001	19,361,395	$25,209	$—	10,925,001	$109	7,447,000	$74
Issuance of Series A mandatorily redeemable convertible preferred stock	9,680,660	11,000
Repurchase of Class A common stock				(400,000)	—
Issuance of restricted shares and note receivable
Exercise of stock options				68,600	1
Repurchase and retirement of Class B nonvoting common stock						(2,234,100)	(22)
Vesting of Class B nonvoting common stock				247,995	3	(247,995)	(3)
Accretion of mandatorily redeemable convertible preferred stock to redemption value		7,724
Net loss

Balance at January 26, 2002	29,042,055	43,933		10,841,596	113	4,964,905	49
Issuance of Series B mandatorily redeemable convertible preferred stock and related warrants, net of issuance costs of $90	4,400,325	3,985	925
Issuance of Series C mandatorily redeemable convertible preferred stock and related warrants, net of issuance cost of $200	11,666,667	11,206	2,594
Exercise of stock options				97,725	1
Vesting of restricted stock				174,167	2
Repurchase and retirement of Class B nonvoting common stock						(2,059,472)	(21)
Vesting of Class B nonvoting common stock				597,995	6	(597,995)	(6)
Accretion of mandatorily redeemable convertible preferred stock to redemption value		14,328
Net loss

Balance at February 1, 2003	45,109,047	73,452	3,519	11,711,483	122	2,307,438	22
Issuance of Series C mandatorily redeemable convertible preferred stock and related warrants, net of issuance costs of $58	4,166,662	4,017	925
Exercise of stock options				536,095	5
Deferred compensation related to employee stock option grants
Amortization of deferred compensation
Vesting of restricted stock				110,000	1
Repurchase and retirement of Class B nonvoting common stock						(2,059,473)	(20)
Vesting of Class B nonvoting common stock and conversion into Class A common stock				247,965	2	(247,965)	(2)
Accretion of mandatorily redeemable convertible preferred stock to redemption value		20,642
Net loss

Balance at January 31, 2004	49,275,709	98,111	4,444	12,605,543	130	—	—
Exercise of stock options				38,676
Deferred compensation related to employee stock option grants
Amortization of deferred compensation
Vesting of restricted stock				27,500	—
Accretion of mandatorily redeemable convertible preferred stock to redemption value		5,843
Net loss

Balance at May 1, 2004 (unaudited)	49,275,709	$103,954	$4,444	12,671,719	$130	—	$—

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Class B
	Common
	Stock		Class A	Shareholder’s	Additional		Total
	Deferred	Deferred	Treasury	Note	Paid-In	Accumulated	Stockholders’
	Charges	Compensation	Stock	Receivable	Capital	Deficit	Deficit

Balance at January 27, 2001	$(2,432)	$—	$—	$—	$—	$(14,076)	$(16,325)
Issuance of Series A mandatorily redeemable convertible preferred stock
Repurchase of Class A common stock			(19)				(19)
Issuance of restricted shares and note receivable				(146)			(146)
Exercise of stock options					12		13
Repurchase and retirement of Class B nonvoting common stock	730				(12)	(718)	(22)
Vesting of Class B nonvoting common stock	81						81
Accretion of mandatorily redeemable convertible preferred stock to redemption value						(7,724)	(7,724)
Net loss						(13,802)	(13,802)

Balance at January 26, 2002	(1,621)	—	(19)	(146)	—	(36,320)	(37,944)
Issuance of Series B mandatorily redeemable convertible preferred stock and related warrants, net of issuance costs of $90
Issuance of Series C mandatorily redeemable convertible preferred stock and related warrants, net of issuance cost of $200
Exercise of stock options					22		23
Vesting of restricted stock					57		59
Repurchase and retirement of Class B nonvoting common stock	702				(79)	(623)	(21)
Vesting of Class B nonvoting common stock	209						209
Accretion of mandatorily redeemable convertible preferred stock to redemption value						(14,328)	(14,328)
Net loss						(10,688)	(10,688)

Balance at February 1, 2003	(710)	—	(19)	(146)	—	(61,959)	(62,690)
Issuance of Series C mandatorily redeemable convertible preferred stock and related warrants, net of issuance costs of $58
Exercise of stock options					173		178
Deferred compensation related to employee stock option grants		(551)			551		—
Amortization of deferred compensation		26					26
Vesting of restricted stock					36		37
Repurchase and retirement of Class B nonvoting common stock	619				(619)		(20)
Vesting of Class B nonvoting common stock and conversion into Class A common stock	91						91
Accretion of mandatorily redeemable convertible preferred stock to redemption value					(141)	(20,501)	(20,642)
Net loss						(1,403)	(1,403)

Balance at January 31, 2004	—	(525)	(19)	(146)	—	(83,863)	(84,423)
Exercise of stock options					13		13
Deferred compensation related to employee stock option grants		(1,068)			1,068		—
Amortization of deferred compensation		93					93
Vesting of restricted stock					9		9
Accretion of mandatorily redeemable convertible preferred stock to redemption value					(1,090)	(4,753)	(5,843)
Net loss						(1,682)	(1,682)

Balance at May 1, 2004 (unaudited)	$—	$(1,500)	$(19)	$(146)	$—	$(90,298)	$(91,833)

The accompanying notes are an integral part of these financial statements.

SMARTBARGAINS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	January 26,	February 1,	January 31,	May 3,	May 1,
	2002	2003	2004	2003	2004

				(Unaudited)
Cash flows from operating activities:
Net loss	$(13,802)	$(10,688)	$(1,403)	$(1,549)	$(1,682)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	674	860	1,306	306	444
Stock-based compensation	—	—	26	—	93
Noncash marketing expense	81	209	91	—	—
Changes in assets and liabilities:
Accounts receivable	(1,314)	(172)	(128)	593	1,290
Inventories	(4,189)	(6,646)	(625)	1,236	169
Prepaid marketing and other current assets	1,226	393	1,169	46	(683)
Accounts payable	2,942	2,680	(1,158)	(4,233)	(2,025)
Accrued expenses	1,378	3,156	(945)	(847)	(1,449)
Deferred revenue	514	829	(59)	(444)	(1,181)
Income taxes payable	—	—	29	—	(14)

Net cash used in operating activities	(12,490)	(9,379)	(1,697)	(4,892)	(5,038)

Cash flows from investing activities:
Purchases of property and equipment	(541)	(2,140)	(1,510)	(234)	(443)
Changes in restricted cash	50	362	263	263	—

Net cash provided by (used in) investing activities	(491)	(1,778)	(1,247)	29	(443)
Cash flows from financing activities:
Repayments of capital lease obligations	—	(83)	(370)	(33)	(67)
Short term borrowings	—	—	—	—	2,488
Proceeds from issuance of mandatorily redeemable convertible preferred stock and warrants, net of issuance costs	11,000	18,710	4,942	—	—
Repurchase of Class B nonvoting common stock	(41)	(21)	(20)	—	—
Proceeds from issuance of Class A common stock	17	23	178	18	13

Net cash provided by (used in) financing activities	10,976	18,629	4,730	(15)	2,434
Net increase (decrease) in cash and cash equivalents	(2,005)	7,472	1,786	(4,878)	(3,047)
Cash and cash equivalents, beginning of year	3,590	1,585	9,057	9,057	10,843

Cash and cash equivalents, end of year	$1,585	$9,057	$10,843	$4,179	$7,796

Supplemental disclosure of cash flow information:
Cash paid for interest	$—	$60	$154	$33	$45
Cash paid for income taxes	$—	$—	$—	$—	$29
Noncash capital lease additions	$—	$253	$572	$—	$—
Accretion of mandatorily redeemable convertible preferred stock	$7,724	$14,328	$20,642	$4,771	$5,843

The accompanying notes are an integral part of these financial statements.

SMARTBARGAINS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information Subsequent to January 31, 2004 and Pertaining to May 1, 2004 and the Three Months Ended May 3, 2003 and May 1, 2004 is Unaudited)
(In thousands, except share and per share amounts)

1.	Nature of the Business

          SmartBargains, Inc. (the “Company”) was incorporated on February 29, 2000 and commenced operations on April 15, 2000. The Company operates in one segment as an online retailer of excess merchandise and conducts business principally through its website www.smartbargains.com.

2.	Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

          The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, SmartBargains Security Corporation and SB Inc., and its affiliate, SmartBargains.com LP. All intercompany transactions and balances have been eliminated.

Fiscal Year

          The Company’s fiscal year-end is the Saturday closest to January 31. Results of operation for fiscal year 2001 are for the 52 weeks ended January 26, 2002. Results of operations for fiscal year 2002 are for the 53 weeks ended February 1, 2003. Results of operations for fiscal year 2003 are for the 52 weeks ended January 31, 2004.

Unaudited Interim Results

          The accompanying consolidated balance sheet as of May 1, 2004, the consolidated statements of operations and cash flows for the three months ended May 3, 2003 and May 1, 2004, and the consolidated statement of changes in mandatorily redeemable convertible preferred stock, preferred stock warrants and stockholders’ deficit for the three months ended May 1, 2004, are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position as of May 1, 2004 and results of operations and cash flows for the three months ended May 3, 2003 and May 1, 2004. The financial data and other information disclosed in these notes to financial statements related to the three months ended May 3, 2003 and May 1, 2004 are unaudited. The results for the three months ended May 1, 2004 are not necessarily indicative of the results to be expected for the year ending January 29, 2005 or for any other interim period or for any other future year.

Unaudited Pro Forma Information

          Upon closing of the planned initial public offering, each of the outstanding shares of mandatorily redeemable convertible preferred stock will convert into shares of common stock. The pro forma balance sheet reflects the conversion of all of the outstanding shares of mandatorily redeemable convertible preferred stock into shares of common stock. The pro forma basic and diluted net loss per share reflect the conversion of all the outstanding mandatorily redeemable convertible preferred stock into shares of common stock as if converted on the date of issuance. The pro forma balance sheet does not give effect to the offering proceeds.

Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of

SMARTBARGAINS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash, Cash Equivalents and Restricted Cash

          The Company considers all highly liquid investments with a remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at amortized cost plus accrued interest, which approximates fair value. Cash equivalents consist primarily of money market instruments. As of February 1, 2003 and January 31, 2004 the Company had restricted cash of $363 and $100, respectively, as a requirement of its credit facility with Comerica (Note 7) and in support of standby letters of credit with a supplier.

Fair Value of Financial Instruments

          The carrying amounts of the Company’s financial instruments, which include cash equivalents, accounts receivable, accounts payable and other accrued expenses approximate their fair values due to their short-term maturities.

Concentration of Credit Risk and Significant Customers

          Financial instruments, which potentially expose the Company to concentrations of credit risk consist primarily of cash and accounts receivable. Cash and cash equivalents are deposited with financial institutions that the Company believes to be of high credit quality. The Company does not believe that it is subject to any unusual financial credit risk related to cash and cash equivalents beyond the normal risk associated with commercial banking relationships. To minimize accounts receivable risk, credit card authorizations are obtained prior to shipment of product to customers. In addition, the Company maintains an allowance for doubtful accounts which is estimated based on its historical experience of losses incurred. No individual customer accounted for greater than 10% of accounts receivable at February 1, 2003 or January 31, 2004. No individual customer accounted for more than 10% of revenues for any of the periods presented.

Inventories

          Inventories are stated at the lower of cost or market. Cost is determined using the weighted average cost method. Inventories consist primarily of consumer retail products. The Company evaluates inventory levels and expected usage on a periodic basis and records allowances for standard obsolescence.

Property and Equipment and Long-Lived Assets

          Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income. Repairs and maintenance costs are expensed as incurred.

          The Company evaluates the recoverability of its fixed assets and other long-lived assets when circumstances indicate that an event of impairment may have occurred in accordance with the provisions of Statement of Financial Accounting Standard (“SFAS”) No. 144, Accounting for the Impairment of Disposal of Long-Lived Assets. SFAS No. 144 further refines the requirements of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of, that companies (1) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows and (2) measure an impairment loss as the difference between the carrying amount and fair value of the asset. No impairment was required to be

SMARTBARGAINS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

recognized for the years ended January 26, 2002, February 1, 2003 and January 31, 2004 and for the three months ended May 3, 2003 and May 1, 2004.

Capitalized Software Development Costs

          The Company accounts for its website development costs and internally developed software in accordance with the American Institute of Certified Public Accountants’ Statement of Position 98-1 (“SOP 98-1”), Accounting for the Costs of Computer Software Developed or Obtained for Internal Use and Emerging Issues Task Force (“EITF”) Issue No. 00-2 Accounting for Website Development Costs. As such, the Company expenses all costs incurred that relate to the planning and post implementation phases of development. Costs incurred in the development phase are capitalized and are being amortized over an 18-month period beginning on the in-service date of the software developed. Costs associated with repair or maintenance of the existing site or the development of website content are included in information technology costs in the statement of operations. Costs capitalized during the years ended January 26, 2002, February 1, 2003 and January 31, 2004, were approximately $326, $0 and $820, respectively. As of February 1, 2003, and January 31, 2004, the related accumulated amortization totaled approximately $661 and $829, respectively.

Revenue Recognition

          The Company recognizes revenue when all of the following criteria have been met: 1) persuasive evidence of an arrangement exists; 2) the product has been shipped and risk of loss has been passed to the customer; 3) the selling price is fixed or determined; and 4) collection is reasonably assured.

          Risk of loss is considered to have passed to the customer when the product is delivered to the customer. Sales of product are fulfilled from the Company’s outsourced warehouse or are shipped directly to the Company’s customers from the manufacturer (“drop shipment”). To date, in the Company’s drop shipment relationships the Company is not considered the principal and as such, revenue is recognized net of the amount of the cost paid to the manufacturer for the product.

          The Company has also entered into an arrangement where the Company manages the marketing, selling and fulfillment of merchandise through another party’s website. In this circumstance, the Company considers itself to be the principal since it bears the risk of loss on inventory to be sold through the website, bears the risk of loss on returns of merchandise, sets the price of the merchandise, manages the transaction including customer service and bears the risk of loss of uncollectible receivables. Revenue is recognized in an amount equal to the gross sale to the customer. The Company pays the website’s owner a commission based on a fixed percent of the sale, which is recorded as merchandising and marketing expense.

          Outbound shipping fees are charged to the customer and recorded as a component of revenue. The cost of the outbound shipping is recorded as a component of cost of goods sold.

          The Company allows customers to return merchandise for refund within 30 days of purchase. The Company records an allowance for sales returns as a reduction in revenue based on historical trends of actual returns.

Cost of Goods Sold

          Cost of goods sold for merchandise shipped by the Company consists of the cost of merchandise, inbound and outbound shipping costs and allowances for obsolescence and damaged returns.

SMARTBARGAINS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Accounting for Stock-Based Compensation

          Employee stock awards granted under the Company’s compensation plan is accounted for in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations. The Company has not adopted the fair value method of accounting for stock based employee compensation. Accordingly, compensation expense is recorded for options issued to employees to the extent that the fair value of the Company’s common stock exceeds the exercise price of the option at the date granted and all other criteria for fixed accounting has been met. All stock-based awards granted to nonemployees are accounted for at their fair value in accordance with SFAS No. 123 as amended, and EITF Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services, under which compensation expense is generally recognized over the vesting period of the award.

          The Company provides the disclosure requirements of SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123. If compensation expense for the Company’s stock-based compensation plan had been determined based on the fair value at the grant dates as calculated in accordance with SFAS No. 123, the Company’s net loss would approximate the pro forma amounts below:

	January 26,	February 1,	January 31,	May 3,	May 1,
	2002	2003	2004	2003	2004

				(Unaudited)
Net loss attributable to common stockholders as reported	$(21,526)	$(25,016)	$(22,045)	$(6,320)	$(7,525)
Add: Employee stock-based compensation expense included in reported net loss	—	—	26	—	93
Deduct: Employee stock-based compensation expense determined under fair value method	(174)	(269)	(349)	(61)	(163)

Pro forma net loss	$(21,700)	$(25,285)	$(22,368)	$(6,381)	$(7,595)

Net loss attributable to common stockholders per share (basic and diluted)
As reported	$(2.01)	$(2.20)	$(1.83)	$(0.54)	$(0.60)
Pro forma	$(2.03)	$(2.23)	$(1.86)	$(0.55)	$(0.60)

          The Company has estimated the fair value of its granted stock options by applying a present value approach which does not consider expected volatility of underlying stock (“minimum value method”) using the following weighted average assumptions:

	January 26,	February 1,	January 31,	May 3,	May 1,
	2002	2003	2004	2003	2004

				(Unaudited)
Risk-free interest rate	5.38%	5.41%	2.87%	2.80%	3.11%
Expected dividend yield	—	—	—	—	—
Expected option term	10	10	5	5	5
Weighted average fair value of options granted	$0.14	$0.14	$0.20	$0.05	$1.36

SMARTBARGAINS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Advertising Costs

          Advertising costs are expensed as incurred. Advertising costs were approximately $5,643, $11,707 and $8,162 for the years ended January 26, 2002, February 1, 2003 and January 31, 2004, respectively.

Comprehensive Income

          Comprehensive income is comprised of two components, net income and other comprehensive income. During the years ended January 26, 2002, February 1, 2003 and January 31, 2004, there was no other comprehensive income.

Income Taxes

          Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Reclassifications

          Certain prior year amounts have been reclassified to conform to the current presentation. These reclassifications had no net impact on the financial position or results of operations of the Company.

Recent Accounting Pronouncements

          In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, and Interpretation of ARB 51, or FIN No. 46. The primary objectives of FIN No. 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (variable interest entities), and to determine when and which business enterprise should consolidate the variable interest entities. This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance the entity’s activities without receiving additional subordinated financial support from other parties. FIN No. 46 also requires enhanced disclosure requirements related to variable interest entities. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period ending after December 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The adoption of this standard did not impact the Company’s consolidated financial statements.

          In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not impact the Company’s consolidated financial statements.

          In December 2003, the Staff of the Securities and Exchange Commission (SEC or the Staff) issued SAB 104, Revenue Recognition, which amends SAB 101, Revenue Recognition in Financial Statements. SAB 104’s primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superseded as a result of the issuance of EITF 00-21. Additionally, SAB 104 rescinds the SEC’s Revenue Recognition in Financial Statements Frequently Asked

SMARTBARGAINS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Questions and Answers (the FAQ) issued with SAB 101 that had been codified in SEC Topic 13, Revenue Recognition. Selected portions of the FAQ have been incorporated into SAB 104. While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. The adoption of SAB 104 did not have a material impact on the Company’s consolidated financial statements.

          In March 2004, the EITF issued EITF 03-06, Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share. EITF 03-06 is intended to clarify what is a participating security and how to apply the two-class method of computing earnings per share, or EPS, once it is determined that a security is participating, including how to allocate undistributed earnings to such a security. EITF 03-06 is effective for reporting periods beginning after March 31, 2004 and will require the restatement of previously reported EPS. The Company is evaluating the impact of EITF 03-06 on its financial statements.

3.	Net Loss Per Common Share and Unaudited Pro Forma Net Loss Per Common Share

          Basic and diluted net loss per common share is calculated by dividing the net loss attributable to common stockholders by the weighted average number of unrestricted common shares including the vested portion of restricted stock outstanding during the period. Diluted net loss per common share is the same as basic net loss per common share, since the effects of potentially dilutive securities are antidilutive for all periods presented.

          The following sets forth the computation of basic and diluted net loss per common share:

	Fiscal Year Ended			Three Months Ended

	January 26,	February 1,	January 31,	May 3,	May 1,
	2002	2003	2004	2003	2004

				(Unaudited)
Net income (loss)	$(13,802)	$(10,688)	$(1,403)	$(1,549)	$(1,682)
Accretion of mandatorily redeemable convertible preferred stock	(7,724)	(14,328)	(20,642)	(4,771)	(5,843)

Net loss attributable to common shareholders	$(21,526)	$(25,016)	$(22,045)	$(6,320)	$(7,525)
Weighted average common shares outstanding	$10,699	$11,358	$12,030	$11,667	$12,641
Basic and diluted net loss per common share	$(2.01)	$(2.20)	$(1.83)	$(0.54)	$(0.60)

          The following potentially dilutive, common share equivalents were excluded from the calculation of diluted net loss per common share because their effect was antidilutive:

	Fiscal Year Ended			Three Months Ended

	January 26,	February 1,	January 31,	May 3,	May 1,
	2002	2003	2004	2003	2004

				(Unaudited)
Stock options	6,637,000	8,446,000	10,647,000	9,655,000	11,416,000
Mandatorily redeemable convertible preferred stock	29,042,055	45,109,047	49,275,709	45,109,047	49,275,709
Preferred stock warrants	—	4,016,749	5,058,411	4,016,749	5,058,411
Restricted stock	342,222	195,555	155,833	158,886	12,222

SMARTBARGAINS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table outlines the number of shares in each class of mandatorily redeemable convertible preferred stock excluded from the calculation of diluted net loss per common share.

	Fiscal Year Ended			Three Months Ended

	January 26,	February 1,	January 31,	May 3,	May 1,
	2002	2003	2004	2003	2004

Series A	29,042,055	25,081,764	25,081,764	25,081,764	25,081,764
Series A-1		3,960,291	3,960,291	3,960,291	3,960,291
Series B		4,400,325	4,400,325	4,400,325	4,400,325
Series C		11,666,667	15,833,329	11,666,667	15,833,329

Total	29,042,055	45,109,047	49,275,709	45,109,047	49,275,709

Unaudited Pro Forma Net Loss Per Share

          Unaudited pro forma net loss per share is computed using the weighted average number of common shares outstanding, including the pro forma effects of conversion of all outstanding mandatorily redeemable convertible preferred stock into shares of the Company’s common stock as if such conversions had occurred at the date of original issuance.

          The following sets forth the computation of pro forma net loss per common share:

	Year Ended	Three Months
	January 31,	Ended
	2004	May 1, 2004

		(Unaudited)
Pro forma net loss
Net loss attributable to common stockholders	$(22,045)	$(7,525)
Accretion of mandatorily redeemable convertible preferred stock	20,642	5,843

Pro forma net loss	$(1,403)	$(1,682)

Shares used in computing pro forma basic and diluted net loss per common share
Weighted average number of common shares outstanding	12,030	12,641
Weighted average impact of assumed conversion of all mandatorily redeemable convertible preferred stock	46,845	49,276

Pro forma weighted average number of shares	58,875	61,917

Pro forma net loss per share — basic and diluted	$(0.02)	$(0.03)

          Potentially dilutive common share equivalents of 15,573 and 16,486 at January 31, 2004 and May 1, 2004, respectively, related to the assumed exercise of the outstanding preferred stock warrants, stock options and restricted stock were excluded from the pro forma diluted calculation because their effect was antidilutive.

SMARTBARGAINS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The following table highlights the components of accretion by class of manditorily redeemable convertible preferred stock used in calculating the pro forma net loss and the amount of monthly accretion expected to be recorded prior to any conversion to common stock:

		Quarter
	Year Ended	Ended	Expected
	January 31,	May 1,	Monthly
	2004	2004	Accretion

Series A	$8,048	$2,006	$669
Series A-1	1,271	318	106
Series B	2,381	588	196
Series C	8,942	2,931	977

Total accretion	$20,642	$5,843	$1,948

4.	Prepaid Marketing and Other Current Assets

          Prepaid marketing primarily consists of payments to America Online (“AOL”) for advertising services to be provided over a period of time, consisting of internet impressions appearing on AOL’s website. These costs are amortized over the life of the contract with AOL, which ended in September 2003. Amortization was $7,222 and $329 for the years ended February 1, 2003 and January 31, 2004, respectively.

5.	Property and Equipment

	Estimated
	Useful	February 1,	January 31,
	Life	2003	2004

Computer hardware and software	3 - 5 years	$2,181	$2,851
Furniture, fixtures and leasehold improvements	5 years	668	688
Capitalized website development costs	1.5 years	708	1,528
Equipment under capital lease	3 years	285	857

		3,842	5,924
Less: Accumulated depreciation		(1,480)	(2,786)

Property and equipment, net		$2,362	$3,138

          Depreciation and amortization expenses for the years ended January 26, 2002, February 1, 2003 and January 31, 2004 were $674, $860 and $1,306, respectively. Accumulated depreciation from equipment under capital lease was $48 and $242 as of February 1, 2003 and January 31, 2004, respectively.

SMARTBARGAINS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Accrued Expenses

          Accrued expenses consist of the following:

	February 1,	January 31,	May 1,
	2003	2004	2004

			(Unaudited)
Warehouse	$1,793	$869	$519
Sales returns reserve	933	572	459
Marketing	435	1,232	361
Payroll and payroll-related	654	533	414
Other	1,707	1,371	1,375

	$5,522	$4,577	$3,128

7.	Revolving Credit Facility

          In December 2002, the Company entered into a senior secured credit facility with Comerica Bank for a revolving line of credit of up to $7,000. In June 2004, the Company amended this credit facility to increase the maximum commitment amount to $10,000. The borrowings under this credit facility bear interest at a rate of 1% over the prime rate, which may vary from time to time. The credit facility will mature on June 30, 2005. In connection with the amendment of the credit facility, the Company agreed to issue to Comerica Bank a warrant to purchase 125,000 shares of the Company’s common stock at an exercise price equal to the per share price of the initial public offering of the common stock of the Company. The warrant expires on July 28, 2009 and the fair value of the warrants was estimated to be $259 using the Black-Scholes model with no dividend yield, 100% volatility, risk-free rate of 3.8% and a term of five years. The exercise price is the initial public offering price of the Company’s offering. The warrant was valued using an estimated fair value of $2.73 per common share. The credit facility was collateralized with all of the Company’s assets. Advances are calculated at a rate of 53% of eligible inventory up to a maximum of $10,000. There were no outstanding advances at February 1, 2003 and January 31, 2004. The facility also provides the Company the ability to issue standby letters of credit at a cost of 1% to 1.25% per annum of the face amount issued. Any outstanding letters of credit reduce the available amount to borrow under the facility. The Company had $4,200 and $3,600 of standby letters of credit outstanding as of February 1, 2003 and January 31, 2004, respectively.

8.	Mandatorily Redeemable Convertible Preferred Stock

          In April 2002, the Company authorized 5,500,407 shares Series B mandatorily redeemable convertible preferred stock (the “Series B preferred stock”) and 3,960,291 shares of Series A-1 mandatorily redeemable convertible preferred stock (the “Series A-1 preferred stock”). The Company sold 4,400,325 shares of Series B preferred stock to existing holders of Series A mandatorily redeemable convertible preferred stock (the “Series A preferred stock”) at a price of $1.13628 per share. Existing holders of Series A preferred stock who did not purchase their pro rata share of Series B preferred stock exchanged their shares of Series A preferred stock for shares of Series A-1 preferred stock. Series A-1 preferred stock is similar to Series A and B preferred stock except that Series A-1 preferred stock antidilution rights were modified from full ratchet to weighted average.

          In July 2002, the Company authorized 14,583,334 shares of Series C mandatorily redeemable convertible preferred stock (the “Series C preferred stock”) and sold 11,666,667 shares for $1.20 per share.

SMARTBARGAINS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          In September 2003, the Company authorized 5,208,334 additional shares of Series C mandatorily redeemable convertible preferred stock (the “Series C preferred stock”) and sold 4,166,666 additional shares for $1.20 per share.

          The Series A, A-1, B and C preferred stock (collectively “preferred stock”) have the following characteristics:

Voting

          The holders of the preferred stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each preferred stockholder is entitled to the number of votes equal to the number of shares of common stock into which each preferred share is convertible at the time of such vote. The holders of the preferred stock are also entitled to vote as a separate class on certain matters set forth in the Company’s Restated Certificate of Incorporation and as otherwise required by applicable law.

Dividends

          The holders of the preferred stock are entitled to receive cumulative dividends compounded annually, whether or not earned or declared, and whether or not there are profits, surplus or other funds legally available for payment at a rate of 6% per year, payable in preference and priority to any payment of any dividend on common stock. No dividends or other distributions shall be made with respect to the common stock, until all dividends on the preferred stock have been paid. Upon the liquidation, dissolution or winding-up of the affairs of the Company, including certain change in control events, or the redemption of the preferred stock, all accrued but unpaid dividends, excluding those declared, shall be forfeited by the holders of the preferred stock. Through January 31, 2004, no dividends have been declared or paid by the Company. No dividends are payable upon the conversion of the preferred stock into shares of common stock.

Liquidation Preference

          In the event of any liquidation, dissolution or winding-up of the affairs of the Company, including certain change of control transactions, the following will occur: (i) the holders of the then outstanding Series C preferred stock shall receive for each share an amount equal to the sum of $1.20 per share (ii) the holders of the then outstanding Series A, A-1 and B preferred stock shall receive for each share an amount equal to the sum of $1.13628 per share (iii) the holders of the then outstanding Series C preferred stock shall receive for each share an amount equal to $1.20 compounded annually at a rate of 10% until date of payment plus all declared but unpaid dividends, payable in preference and priority to any payments made to the holders of the then outstanding common stock, (iv) the holders of the then outstanding Series A, A-1 and B preferred stock shall receive for each share an amount equal to $1.13628 multiplied by 10% compounded annually until date of payment plus all declared but unpaid dividends, payable in preference and priority to any payments made to the holders of the then outstanding common stock, plus an amount distributable per share of common stock in such liquidation, dissolution or winding up calculation as if all such shares of preferred stock had been converted into common stock in connection therewith after payments of the amounts described in clauses (i) to (iv). If the Company is unable to make the payment described in clause (i), each holder of Series C preferred stock shall receive their pro rata share of the assets of the Company. If the Company is able to make the payment described in clause (i), but unable to make the payment described in clause (ii), then each holder of Series A, A-1 and B preferred stock shall receive their pari passu, pro rata share of the remaining assets of the Company. If the Company is able to make the payments described in clauses (i) and (ii), but unable to make the payment described in clause (iii), then each holder of Series C preferred stock shall receive their pro rata

SMARTBARGAINS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

share of the remaining assets of the Company. If the Company is able to make the payments described in clauses (i) to (iii), but unable to make the payment described in clause (iv), then each holder of Series A, A-1 and B preferred stock shall receive its pari passu, pro rata basis of the remaining assets of the Company.

Conversion

          Each share of preferred stock, at the option of the holder, is convertible into a number of fully paid shares of common stock as determined by dividing the respective preferred stock issue price by the conversion price in effect at the time. Conversion is automatic immediately upon the closing of a firm commitment underwritten public offering in which the public offering price equals or exceeds approximately $3.41 per share (adjusted to reflect subsequent stock dividends, stock splits or recapitalization) and the aggregate proceeds raised exceed $40,000.

Redemption

          The holders of at least a majority of the outstanding preferred stock may, by written request delivered after June 13, 2005, require the Company to redeem the preferred stock pro rata in three equal annual installments for a price equal to the greater of 2.3 times the original purchase price or the fair market value of the preferred stock. In the event the holders of preferred stock exercise this redemption feature, the Company’s required redemption payments will be $43,699 in June 2005, June 2006 and June 2007.

          The carrying value of redeemable convertible preferred stock is increased by periodic accretions so that the carrying amount will equal the redemption amount, currently 2.3 times the original purchase price, at the redemption date. These increases are recorded through charges against additional paid-in capital or accumulated deficit.

          If the Company does not have sufficient funds legally available to redeem all shares of preferred stock to be redeemed at the respective redemption date, then such unredeemed shares shall carry forward to the next redemption date.

Warrants

          In connection with the Series C preferred stock financing in September 2003, each investor received a warrant to purchase, at an exercise price of $1.20, additional shares of Series C preferred stock with an aggregate exercise price equal to 25% of their Series C preferred stock investment. The warrants are fully vested, exercisable at the option of the holders, in whole or in part, and expire ten years from the date of grant. At the date of issuance, the fair value of the warrants was estimated to be $925 using the Black-Scholes model with no dividend yield, 100% volatility, risk-free rate of 4.1% and a term of ten years. The proceeds from the sale were allocated to each of the preferred stock and warrants based on the relative fair value of each. As a result, $4,075 has been allocated to the preferred stock and $925 to the warrants, excluding issuance costs of $58.

          In connection with the Series B preferred stock financing, each investor received a warrant to purchase, at an exercise price of $1.13628, additional shares of Series B preferred stock with an aggregate exercise price equal to 25% of their Series B preferred stock investment. The warrants are fully vested, exercisable at the option of the holders, in whole or in part, and expire ten years from the date of grant. At the date of issuance, the fair value of the warrants was estimated to be $925 using the Black-Scholes model with no dividend yield, 100% volatility, risk-free rate of 5.2% of a term of ten years. The proceeds from the sale were allocated to each of the preferred stock and warrants based on the relative fair value of

SMARTBARGAINS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

each. As a result, $4,075 has been allocated to the preferred stock and $925 to the warrants, excluding issuance costs of $90.

          In connection with the Series C preferred stock financing in 2002, each investor received a warrant to purchase, at an exercise price of $1.20, additional shares of Series C preferred stock with an aggregate exercise price equal to 25% of their Series C preferred stock investment. The warrants are fully vested, exercisable at the option of the holders, in whole or in part, and expire ten years from the date of grant. At the date of issuance, the fair value of the warrants was estimated to be $2,594 using the Black-Scholes model with no dividend yield, 100% volatility, risk-free rates of 4.1% to 4.8% and a term of ten years. The proceeds from the sale were allocated to each of the preferred stock and warrants based on the relative fair value of each. As a result, $11,406 has been allocated to the preferred stock and $2,594 to the warrants, excluding issuance costs of $200.

9.	Common Stock

          Until September 2003, the Company had two classes of common stock, Class A and Class B nonvoting. The Class B nonvoting common stock was eliminated in September 2003. Each share of Class A common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of holders of all classes of stock outstanding.

          At January 31, 2004, the Company had outstanding 12,761,376 shares of Class A common stock, net of 400,000 shares held as treasury stock. Of the outstanding Class A common stock, 440,000 shares were originally subject to a stock restriction agreement. Pursuant to the stock restriction agreements, the Company has the right to repurchase any shares of common stock in the event of termination of employment. The repurchase rights granted under this agreement lapse quarterly over a 3-year period commencing on the date of issuance, subject to certain acceleration provisions. At January 31, 2004, 155,833 shares issued were subject to repurchase.

          The Company has reserved 54,584,130 shares of its Class A common stock for issuance upon the conversion of outstanding Series A, A-1, B and C preferred stock, related warrants and stock options.

          In connection with the Company’s marketing agreement entered into in June 2000 with AOL (Note 12), which expired on September 30, 2003, the Company issued 7,447,000 shares of its Class B nonvoting common stock to AOL, none of which were vested upon issuance. The Company had the option to repurchase shares if AOL did not meet performance milestones related to revenue generated by customer’s referred to the Company’s website through AOL. Of these Class B shares, the Company exercised its option to repurchase at par value 2,234,100, 2,059,472 and 2,059,473 shares that did not vest because specified revenue milestones were not achieved, during the years ended January 26, 2002, February 1, 2003 and January 31, 2004, respectively. Upon vesting, the remaining Class B nonvoting common stock automatically converted to Class A common stock. During the years ended January 26, 2002, February 1, 2003 and January 31, 2004, 247,995, 597,995 and 247,965 shares, respectively, vested and the Company recorded $81, $209 and $91, respectively, of marketing expense which was equal to the estimated fair market value of the vested Class B nonvoting common stock at the dates of vesting.

          The Company recorded a deferred charge for these common shares at their estimated fair value in stockholder’s equity. Unvested shares of Class B nonvoting common stock have not been included in the calculation of loss per share (Note 3).

10.	Stock Option Plan

          In March 2000, the Company adopted the Amended and Restated 2000 Employee, Director and Consultant Stock Option Plan (the “2000 Stock Plan”) under which 7,998,300 shares of the Company’s

SMARTBARGAINS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Class A common stock were reserved for issuance to employees, directors and consultants. In July 2001, the number of shares reserved for issuance was increased to 9,998,300. In February 2003, the number of shares reserved for issuance was increased to 14,498,300. Options granted under the 2000 Stock Plan may be incentive stock options, nonqualified stock options or restricted stock. Stock purchase rights may also be granted under the 2000 Stock Plan. Incentive stock options may only be granted to employees. Options granted to employees typically vest 25% after the first anniversary of grant and then quarterly thereafter over a total of four years.

          Through January 31, 2004, the Company has issued 1,501,095 shares of Class A common stock under the 2000 Stock Plan to employees and consultants. At January 31, 2004, 155,833 shares issued are subject to repurchase.

          The following table summarizes the activity of the Company’s 2000 Stock Plan:

		Weighted
	Number	Average
	of	Exercise
	Options	Price

	(In thousands)
Outstanding at January 27, 2001	2,105	$1.24
Granted	5,194	0.34
Exercised	(69)	0.16
Forfeited	(593)	0.26

Outstanding at January 26, 2002	6,637	$0.68
Granted	2,293	0.34
Exercised	(98)	0.23
Forfeited	(386)	0.32

Outstanding at February 1, 2003	8,446	$0.61
Granted	4,503	0.36
Exercised	(536)	0.33
Forfeited	(1,766)	0.35

Outstanding at January 31, 2004	10,647	$0.56
Granted	821	0.42
Exercised	(39)	0.34
Forfeited	(13)	0.34

Outstanding at May 1, 2004 (unaudited)	11,416	$0.55

          For the years ended January 26, 2002, February 1, 2003 and January 31, 2004 the Company granted 5,194, 2,293 and 3,117 stock options, respectively, at or above fair value. For the year ended January 31, 2004 and three month period ended May 1, 2004 (unaudited), the Company granted 1,386 and 821 stock options, respectively, below fair value.

SMARTBARGAINS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The following table summarizes information about stock options outstanding at January 31, 2004:

Options Outstanding				Options Exercisable

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
Range of	Number	Contractual	Exercise	Number	Exercise
Exercise Price	Outstanding	Life	Price	Exercisable	Price

	(In thousands)			(In thousands)
$0.17	63	6.3 years	$0.17	58	$0.17
$0.22 - $0.36	9,984	8.2 years	$0.34	3,142	$0.33
$4.26	600	6.5 years	$4.26	525	$4.26

	10,647		$0.56	3,725

          The Company also authorized the grant of options to purchase up to 250,000 shares of the Company’s Series A preferred stock. As of February 1, 2003 and January 31, 2004, options to purchase 100,000 shares of Series A preferred stock at an exercise price of $1.13628, which was the fair market value of the stock at the date of grant, have been granted and are outstanding. As of January 31, 2004, options for 78,125 of these shares were exercisable and the weighted average remaining contractual life of these options was 6.3 years. No Series A preferred stock options were granted, exercised or canceled during the years ended February 1, 2003 and January 31, 2004.

11.	Income Taxes

          The following is a reconciliation between U.S. federal statutory rate and the effective rate for the years ended January 26, 2002, February 1, 2003 and January 31, 2004, respectively:

	Year Ended		Year Ended		Year Ended
	January 26, 2002		February 1, 2003		January 31, 2004

Pre-tax book loss	$(13,802)		$(10,688)		$(1,374)

Expected tax	(4,693)	34.0%	(3,634)	34.0%	(467)	34.0%
Effect of change in valuation allowance	5,472	(39.6)	4,293	(40.2)	545	(39.7)
State taxes, net	(850)	6.2	(667)	6.2	(65)	4.7
Other	71	(0.5)	8	(0.1)	16	(1.2)

Total tax expense (benefit)	$—	0.0%	$—	0.0%	$29	(2.1)%

          The Company’s deferred tax assets consist of the following:

	2003	2004

Deferred tax assets
Net operating losses	$13,524	$14,339
Inventory	240	284
Accrual and reserves	986	816
Other deferred assets	354	210

Gross deferred tax assets	15,104	15,649
Deferred tax asset valuation allowance	(15,104)	(15,649)

Net deferred asset	$—	$—

SMARTBARGAINS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          As of January 31, 2004, the Company had federal net operating loss (“NOL”) carryforwards of approximately $35,615, which begins to expire in 2021.

          As required by Statement of Accounting Standards No. 109, management of the Company evaluated positive and negative evidence bearing upon the realizability of its deferred tax assets, which is comprised principally of net operating losses. Management has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state deferred tax assets and, as a result, a full valuation allowance has been maintained against the Company’s net deferred tax asset position. At January 31, 2004, the valuation allowance was $15,649, a $545 increase from the prior year.

          Ownership changes, as defined in the Internal Revenue Code, may have limited the amount of net operating loss carryforwards and tax credit carryforwards that can be utilized to offset taxable income. Subsequent ownership changes could further affect the limitation in future years.

12.	Related Party

          In March 2000, the Company entered into a Contribution, Assignment and Assumption Agreement with Gordon Brothers, an 18.1% stockholder with a representative on the board of directors of the Company. Under the agreement, Gordon Brothers transferred its interest in certain assets related to the business of the online sale of excess merchandise as well as the obligations related to those assets. In June 2000, the Company entered into an Operating Agreement with Gordon Brothers, pursuant to which Gordon Brothers provided the Company with administrative services, including human resources, payroll and information systems, office space and marketing support, as well as merchandise sourcing services. This agreement expired in June 2003. In addition, the Company has from time to time purchased inventory from and sold inventory to Gordon Brothers.

          During the years ended January 26, 2002, February 1, 2003 and January 31, 2004, the Company had sales of $0, $134 and $340 to Gordon Brothers. The total expense incurred by the Company related to services provided by Gordon Brothers was $253, $28 and $0 for the years ended January 26, 2002, February 1, 2003 and January 31, 2004. Through May 1, 2004, we had purchased approximately $168 in inventory from Gordon Brothers.

          The Company previously maintained a senior secured loan facility of $4,000 with Gordon Brothers, which bore interest at 12% and matured on December 31, 2002. The facility was secured by the Company’s assets and was terminated upon the closing of the revolving credit facility with Comerica Bank (Note 7). The Company paid $19 in interest to Gordon Brothers under the facility.

          The Company has entered into several agreements with America Online, a 10.2% stockholder. As discussed in Notes 4 and 9, the Company had an agreement with AOL in which it paid AOL for marketing activities and issued Class B nonvoting common stock whose vesting was subject to attaining certain milestones as defined in the agreement. In September 2003, the Company entered into an Interactive Services Agreement with AOL, pursuant to which the Company developed a SmartBargains website, branded AOL® Outlets and located at www.aoloutlets.com, which features the Company’s merchandise and is maintained by the Company; this agreement expires on March 8, 2005. In October 2003, the Company entered into a Shopping Insertion Agreement with AOL, which provides for the advertising of the Company’s merchandise on the AOL Shop@ section of AOL’s website; this agreement expires on September 14, 2004. In December 2003, the Company entered into an Advertising Insertion Order Agreement with AOL, which provides for the advertising of the Company’s merchandise on AOL’s websites generally; this agreement expires on March 31, 2005. Pursuant to the terms of these agreements, the Company has paid AOL approximately $16,300 through May 1, 2004.

          In addition, in November 2001, the Company entered into a merchandising procurement agreement with AOL pursuant to which the Company sold inventory to AOL for resale on its website.

SMARTBARGAINS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

This agreement terminated in August 2002. The Company recognized revenues of $6,000 attributable to this agreement. The Company recognized revenues at the time AOL resold this inventory to its customers. During 2002, the Company also purchased approximately $700 in inventory from AOL, which the Company resold on its website.

          The Company has a secured promissory note for $146 in exchange for restricted common shares issued to an employee. The note bears interest at 6% and is payable on demand upon the termination of employment. This note was repaid in full on June 25, 2004.

13.	Commitments and Contingencies

          The Company leases its office and website hosting space under noncancelable operating leases. Total expense under these operating leases was approximately $1,291, $1,173 and $636 for the years ended January 26, 2002, February 1, 2003 and January 31, 2004, respectively. The Company accounts for step-rent provisions, escalation clauses and capital improvement funding or other lease concessions in accordance with the provisions of SFAS 13 and FTB 88-1. Yearly lease expense is calculated based on the minimum contractual payments over the term of the lease divided by the number of years in the lease term.

          Future minimum payments under noncancelable operating and capital leases at January 31, 2004 are as follows:

	Operating	Capital
	Lease	Lease
	Commitments	Commitments

2005	$648	$229
2006	507	142
2007	473	25
2008	284	—
2009	—	—

	$1,912	396

Less: Interest		24

Total principal obligation		372
Less: Current portion		208

Long-term portion of principal obligations		$164

          The Company has entered into contracts with certain service providers that contain early termination provisions. If these contracts were terminated as of May 1, 2004, minimum contractual service fees would equal $1,942, and if terminated in years two through three, such fees would equal $1,460. All obligations cease at the end of three years.

          The Company is subject to periodic lawsuits, investigations and claims in the ordinary course of its business. Although the Company cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against it, it does not believe that any currently pending legal proceeding to which it is a party will have a material adverse effect on its business, prospects, financial condition or results of operations.

SMARTBARGAINS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	401(k) Savings Plan

          The Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the plan may be made at the discretion of the Board of Directors. During the years ended January 26, 2002, February 1, 2003 and January 31, 2004, there were no contributions made to the plan by the Company.

SMARTBARGAINS, INC.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

	Balance at	Charged to
	Beginning	Revenue or		Balance at
Description	of Period	Expenses	Deductions (A)	End of Period

Year ended January 31, 2004 income tax valuation allowance	$15,104	$545	$—	$15,649

Year ended February 1, 2003 income tax valuation allowance	$10,811	$4,293	$—	$15,104

Year ended January 26, 2002 income tax valuation allowance	$5,339	$5,472	$—	$10,811

Year ended January 31, 2004 allowance for sales returns	$933	$8,489	$8,850	$572

Year ended February 1, 2003 allowance for sales returns	$491	$6,395	$5,953	$933

Year ended January 26, 2002 allowance for sales returns	$64	$2,059	$1,632	$491

Year ended January 31, 2004 allowance for doubtful accounts	$84	$221	$240	$65

Year ended February 1, 2003 allowance for doubtful accounts	$65	$585	$566	$84

Year ended January 26, 2002 allowance for doubtful accounts	$10	$252	$197	$65

(A)	Consists of actual sales returns and credit card chargebacks in the period.

SmartBargains®

Thousands of Items Every Day

We are an online retailer and offer thousands of items on our website, www.smartbargains.com, allowing our customers to purchase merchandise conveniently.

Bedding & Bath | Luggage | **BARGAIN ALERT** | Electronics | Home Furnishings
Art & Wall Decor | **PRIVATE SALES** | Housewares | Men's Apparel | **TODAY'S EVENTS**
Shoes | Toys & More | Women's Accessories | **COUNTDOWN CLOCK** | Women's Apparel
NEW ARRIVALS | Home Improvement | Jewelry & Watches | **LUNCHTIME SPECIALS**

Items displayed are a representative sampling of our changing assortment and may not be currently available.

         Through and including                     , 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                Shares

Common Stock

PROSPECTUS

Merrill Lynch & Co.

SG Cowen & Co.
Pacific Crest Securities

                    , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

          The following table sets forth the estimated expenses payable by us in connection with the offering (excluding underwriting discounts and commissions):

Nature of Expense	Amount

SEC Registration Fee	$10,200
NASD Filing Fee	8,050
Nasdaq National Market Listing Fee	100,000
Accounting Fees and Expenses	625,000
Legal Fees and Expenses	500,000
Printing Expenses	150,000
Blue Sky Qualification Fees and Expenses	10,000
Transfer Agent’s Fee	1,000
Miscellaneous	45,750

Total	$1,450,000

          The amounts set forth above, except for the Securities and Exchange Commission, National Association of Securities Dealers, Inc. and Nasdaq National Market fees, are in each case estimated.

Item 14.	Indemnification of Directors and Officers

          Article SEVENTH of our Restated Certificate of Incorporation, as amended to date (the “Charter”) eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the Delaware General Corporation Law and provides that no director of our company shall be personally liable for any monetary damages for any breach of fiduciary duty as a director, except to the extent that the Delaware General Corporation Law statute prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

          Article EIGHTH of our Charter provides that each of our directors and officers (a) shall be indemnified by us against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of us) threatened or brought against him by virtue of the fact that he is, or has agreed to serve as, a director or officer of our company or is serving in the position of director, officer, partner, employee or trustee of another corporation, partnership, joint venture trust or other enterprise on our behalf, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by us against all expenses (including attorneys’ fees) and amounts paid in settlement incurred in connection with any action by or in the right of us brought against him by virtue of the fact that he is, or has agreed to serve as, a director or officer of our company or is serving in the position of director, officer, partner, employee or trustee of another corporation, partnership, joint venture trust or other enterprise on our behalf, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he is required to be indemnified by us against all expenses (including attorneys’ fees) incurred in connection therewith. Expenses shall be advanced to a director or officer at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.

          Indemnification is required to be made unless we determine that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by us that the director or officer did not meet the applicable standard of conduct required for indemnification or if we fail to make an indemnification payment within 30 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give us notice of the action for which indemnity is sought and we have the right to participate in such action or assume the defense thereof.

          Article EIGHTH of our Charter further provides that the indemnification provided therein is not exclusive, and provides that in the event that the Delaware General Corporation Law statute is amended, we must continue to indemnify our directors and officers with respect to any action that arose prior to the amendment, to the same extent that the director or officer would have been indemnified prior to the amendment.

          Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person has no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

          We maintain a general liability insurance policy which covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

          In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), against certain liabilities.

          At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Charter. The Registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Item 15.	Recent Sales of Unregistered Securities

          Set forth below is information regarding shares of common stock and preferred stock issued, and options and restricted stock awards granted, by the Registrant within the past three years. Also included is the consideration, if any, received by the Registrant for such shares, and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission under which exemption from registration was claimed. Certain of the transactions described below involved directors, officers and five percent stockholders of the Registrant. See “Related Party Transactions.”

          (a) Issuance of Capital Stock

          1.     On April 17, 2002, the Registrant issued and sold to investors an aggregate of 4,400,325 shares of its Series B Convertible Preferred Stock at a price per share of $1.13628, for aggregate cash consideration of $5.0 million. These investors consisted of Gordon Brothers Group, LLC, Innovative Promotions, LLC, Highland Capital Partners V, Limited Partnership, Highland Capital Partners V-B, Limited Partnership, Highland Entrepreneurs’ Fund V, Limited Partnership, General Catalyst Group, LLC, America Online, Inc., Berkshire Fund V, Limited Partnership, Berkshire Investors LLC, Dorset Capital, L.P., Monitor Clipper Equity Partners, L.P., Monitor Clipper Equity Partners (Foreign), L.P., J. Jeffrey Nixon and RB Investment Partners II, LLC.

          2.     In July and September 2002 and September 2003, the Registrant issued and sold to investors an aggregate of 15,833,329 shares of its Series C Convertible Preferred Stock at a price per share of $1.20 and warrants to purchase 3,958,328 shares of its Series C Convertible Preferred Stock at an exercise price per share of $1.20, for aggregate cash consideration of $19.0 million. On July 26, 2002, the Registrant issued an aggregate of 7,500,000 shares and warrants to purchase 1,875,000 shares of its Series C Convertible Preferred Stock to the following investors: Maveron Equity Partners 2000, L.P., Maveron Equity Partners 2000-B, L.P. and MEP 2000 Associates, LLC. On September 27, 2002, the Registrant issued an aggregate of 4,166,667 shares and warrants to purchase 1,041,667 shares of its Series C Convertible Preferred Stock to the following investors: Highland Capital Partners, V Limited Partnership, Highland Capital Partners V-B, Limited Partnership, Highland Entrepreneurs’ Fund V, Limited Partnership, General Catalyst Group, LLC, Innovative Promotions, LLC, Gordon Brothers Group, LLC, Monitor Clipper Equity Partners, L.P. and Monitor Clipper Equity Partners (Foreign), L.P. On September 17 and 22, 2003, the Registrant issued an aggregate of 4,166,662 shares and warrants to purchase 1,041,662 shares of Series C Convertible Preferred Stock to the following investors: Dorset Capital, LP, General Catalyst Group, LLC, Gordon Brothers Group, LLC, Highland Capital Partners V, Limited Partnership, Highland Capital Partners V-B, Limited Partnership, Highland Entrepreneurs’ Fund V, Limited Partnership, Innovative Promotions, LLC and America Online, Inc.

          No underwriters were involved in the foregoing sales of securities. The securities described in this paragraph (a) of Item 15 were issued to these individuals and entities in reliance upon exemptions from the registration provisions of the Securities Act set forth in Section 4(2) thereof relative to sales by an issuer not involving any public offering. All purchasers of shares of our preferred stock described above represented to us in connection with their purchase that they were accredited investors and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from registration.

          (b) Stock Option and Restricted Stock Grants

          1.     From inception to May 1, 2004, the Registrant has issued an aggregate of (i) 741,096 shares of common stock pursuant to the exercise of stock options to thirty individuals in connection with their service as employees, directors or consultants; and (ii) 1,365,000 shares of common stock pursuant to the issuance of restricted stock grants to five individuals in connection with their service as employees, directors or consultants.

          2.     The Registrant’s 2000 Employee, Director and Consultant Stock Option Plan was adopted by the board of directors and approved by the stockholders of the Registrant in March 2000. As of May 1, 2004, (i) options to purchase 741,096 shares of common stock had been exercised for an aggregate consideration of $235,890, and options to purchase 11,416,213 shares of common stock, at a weighted average exercise price of $0.55 per share, were outstanding under the plan; and (ii) 1,365,000 shares of restricted common stock had been issued at a weighted average price of $0.16 per share. As of May 1, 2004, we had repurchased 400,000 shares of restricted common stock from a former employee at cost.

          3.     The Registrant’s 2004 Stock Incentive Plan was adopted by the board of directors and approved by the stockholders of the Registrant on                     , 2004. No options or other awards have been granted or issued under the plan.

          4.     The Registrant’s 2004 Employee Stock Purchase Plan was adopted by the board of directors and approved by the stockholders of the Registrant on                     , 2004. No options or other awards have been granted or issued under the plan.

          The issuance of stock options and the common stock issuable upon the exercise of stock options as described in this paragraph (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with the Registrant’s employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act, as well as Section 4(2) of the Securities Act. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

Item 16.	Exhibits and Financial Statement Schedules

          See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

Item 17.	Undertakings

          The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Boston, Commonwealth of Massachusetts, on August 26, 2004.

SMARTBARGAINS, INC.

By:	/s/ CARL S. ROSENDORF

Carl S. Rosendorf
President and Chief Executive Officer

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ CARL S. ROSENDORF Carl S. Rosendorf		President and Chief Executive Officer and Director (Principal Executive Officer)	August 26, 2004

/s/ STEPHEN M. JOSEPH Stephen M. Joseph		Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	August 26, 2004

* Michael G. Frieze		Director	August 26, 2004

* James G. Held		Director	August 26, 2004

* Robert S. Keane		Director	August 26, 2004

* Debra A. Somberg		Director	August 26, 2004

* Norman S. Matthews		Director	August 26, 2004

*By:	/s/ STEPHEN M. JOSEPH Stephen M. Joseph Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number		Description

*1	.1	Form of Underwriting Agreement
**3	.1	Restated Certificate of Incorporation of the Registrant
*3	.2	Certificate of Amendment to Restated Certificate of Incorporation of the Registrant
*3	.3	Form of Restated Certificate of Incorporation of the Registrant, to become effective prior to the closing of this offering
**3	.4	Amended and Restated Bylaws of the Registrant
*3	.5	Form of Amended and Restated Bylaws of the Registrant, to become effective prior to the closing of this offering
*4	.1	Specimen certificate for shares of the Registrant’s Common Stock
**5	.1	Form of opinion of Wilmer Cutler Pickering Hale and Dorr LLP, counsel to the Registrant, regarding the legality of the shares of common stock
**10	.1	Amended and Restated 2000 Employee, Director and Consultant Stock Option Plan, as amended, and forms of option agreements
*10	.2	2004 Stock Incentive Plan, and forms of option agreements
*10	.3	2004 Employee Stock Purchase Plan
**10	.4	Second Amended and Restated Shareholders’ Agreement dated as of September 16, 2003
**10	.5	Employment Agreement with Carl S. Rosendorf dated as of June 4, 2001
**10	.6	Stock Purchase and Restriction Agreement with Carl S. Rosendorf dated as June 4, 2001
**10	.7	Secured Promissory Note of Carl S. Rosendorf dated as of June 4, 2001
**10	.8	Employment Offer Letter with Steven D. Goldsmith dated August 15, 2003
**10	.9	Employment Offer Letter with Stephen M. Joseph dated November 4, 2002
**10	.10	Employment Offer Letter with Steven S. Nezer dated January 9, 2004
**10	.11	Sublease Agreement with Color Kinetics, Incorporated dated as of September 24, 2002
**10	.12	Loan and Security Agreement between SmartBargains, Inc. and Comerica Bank dated December 20, 2002, as amended
**+10	.13	Master Services Agreement with UPS Supply Chain Solutions, Inc. effective as of January 27, 2004
**+10	.14	Teleservices Agreement with Market Central, Inc. dated as of May 1, 2004
**+10	.15	Interactive Services Agreement with America Online, Inc. dated September 12, 2003
**10	.16	Severance Agreement with Richard Secor, dated as of February 6, 2004.
**21	.1	List of Subsidiaries of SmartBargains, Inc.
23.1		Consent of PricewaterhouseCoopers LLP
**23	.2	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)
**24	.1	Power of Attorney (included on page II-6)

*     To be filed by amendment to this registration statement.

** Previously filed.

+ Confidential treatment requested as to certain portions of this Exhibit pursuant to Rule 406 promulgated under the Securities Act. Such portions have been omitted and filed separately with the Securities and Exchange Commission.